    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-11
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                         TIMBERLAND GROWTH CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             1242 N. SECOND STREET
                               MEMPHIS, TN 38101
                                (901) 576-1400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            RALPH M. DAVISSON, ESQ.
                           C/O POTLATCH CORPORATION
                     601 WEST RIVERSIDE AVENUE, SUITE 1100
                               SPOKANE, WA 99201
                                (509) 835-1500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)

                                  COPIES TO:
        BLAIR W. WHITE, ESQ.                     ROBERT V. JEWELL, ESQ.
        GLENN Q. SNYDER, ESQ.                    ANDREWS & KURTH L.L.P.
       DAVID R. LAMARRE, ESQ.                    600 TRAVIS, SUITE 4200
    PILLSBURY MADISON & SUTRO LLP                 HOUSTON, TEXAS 77002
            P.O. BOX 7880                            (713) 220-4200
   SAN FRANCISCO, CALIFORNIA 94120
           (415) 983-1000

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                  PROPOSED
             TITLE OF SECURITIES              MAXIMUM AGGREGATE    AMOUNT OF
              BEING REGISTERED                OFFERING PRICE(1) REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value.................   $345,000,000        $101,775
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(a) solely for the purpose of computing the registration fee. Includes securities that the Underwriters have the option to purchase to cover over-allotments, if any.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED       , 1998

                                       SHARES
                         TIMBERLAND GROWTH CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  ----------
  Timberland Growth Corporation, a Delaware corporation, is engaged in the ownership, management and acquisition of timberlands. The Company's initial properties consist primarily of approximately 824,000 fee acres of timberlands located in the southeastern United States. These timberlands represent a consolidation of the southeastern timberlands of Potlatch Corporation ("Potlatch") and all of the timberlands of Anderson-Tully Company ("ATCO") into a real estate investment trust. The Company intends to pay regular quarterly
distributions, initially at an annual rate of $   per share, commencing with a
pro rated distribution for the quarter ending June 30, 1998.

  All of the     shares of Common Stock offered hereby are being sold by the
Company. These shares represent approximately   % of all shares of Common Stock
(or partnership interests exchangeable for shares of Common Stock) outstanding after this offering ( % if the Underwriters' over-allotment option is exercised in full). Upon consummation of this offering, Potlatch will own limited partnership interests in the Company's operating partnership (the
"Partnership") exchangeable under certain circumstances for approximately   %
of the shares of Common Stock and initially will have an equal percentage of the Company's voting power through its ownership of Special Voting Stock (as defined herein). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial
public offering price per share of the Common Stock will be between $    and
$   . See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "TGC."

  SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF MATERIAL RISKS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING:

  . The volatility of timber prices, caused by changes in timber supply and demand, will cause the Company's operating results and cash flow to fluctuate and may have an impact on cash distributions;

  . Potlatch's initial control of the Company and associated potential conflicts of interest, including the Company's dependence on payments from Potlatch under the Timber Purchase Agreement (as defined herein), which will initially account for substantially all of the Company's revenues, and the absence of arm's-length negotiations with respect to the terms of the Timber Purchase Agreement and the valuation of the timberlands contributed by Potlatch;

  . Limitations on the Company's ability to sell certain timberlands, borrow funds in certain circumstances and engage in certain transactions without Potlatch's consent;

  . The risk of uninsured losses from fire and other causes;

  . Seasonal fluctuations in operating results and cash flow;

  . Stringent environmental and endangered species regulations;

  . Uncertainties and risks associated with the Company's strategy of growth through acquisitions;
  . Anticipated differences between the Company's share of cash distributed by the Partnership and the amount of taxable income allocated to it by the Partnership;

  . Potential limitations on distributions to stockholders;

  . Taxation of the Company as a corporation if it fails to qualify as a real estate investment trust; and

  . Limitations on potential changes in control of the Company due to restrictions on ownership of Common Stock to 9.8% of the outstanding shares of Common Stock and certain other provisions of the Company's charter documents, Delaware law and the Partnership Agreement.
                                  ----------

  THESE   SECURITIES  HAVE   NOT  BEEN   APPROVED  OR
   DISAPPROVED  BY   THE  SECURITIES   AND   EXCHANGE
   COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    NOR HAS THE  SECURITIES AND EXCHANGE  COMMISSION
    OR ANY STATE SECURITIES  COMMISSION PASSED UPON
     THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
     ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
      CRIMINAL OFFENSE.

                                  ----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................     $             $            $
Total(3)................................     $             $            $

-----
(1) The Company, the Partnership and Potlatch have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $3,000,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional     shares of Common Stock at the initial public
    offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will
    be $   , $    and $   , respectively. See "Underwriting."

                                  ----------
  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the
shares will be ready for delivery in New York, New York on or about       ,
1998, against payment therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.

                                  ----------
A.G. EDWARDS & SONS, INC.
           LEGG MASON WOOD WALKER
                INCORPORATED
                      BANCAMERICA ROBERTSON STEPHENS

                                  ----------
                  The date of this Prospectus is       , 1998.

     [MAP OF THE INITIAL TIMBERLANDS, INDICATING LANDS HELD IN MISSOURI, ARKANSAS, LOUISIANA, ILLINOIS, TENNESSEE, KENTUCKY AND MISSISSIPPI.]

  All statements other than statements of historical fact included in this Prospectus, including, without limitation, statements regarding the Company's business strategy, estimated stockholder distributions, harvest plans and other estimates, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's estimates, plans, intentions or expectations are disclosed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and elsewhere in this Prospectus.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................    6
RISK FACTORS..............................................................   17
  Volatility of Timber Prices.............................................   17
  Conflicts of Interest...................................................   18
  Risk of Uninsured Losses................................................   20
  Seasonality.............................................................   20
  Regulation..............................................................   20
  Risks Associated with Acquisition Strategy..............................   21
  Potential Differences Between Taxable Income and Cash Available for
   Distribution...........................................................   21
  Potential Limitations on Distributions..................................   22
  Real Estate Investment Trust and Partnership Qualification..............   22
  Factors Limiting Changes in Control.....................................   23
  No Operating History as an Independent Company..........................   24
  Contingent Liabilities; No Title Insurance..............................   24
  Limitations on Accounting Income........................................   25
  Lack of Prior Public Market and Possible Volatility of Stock Price......   25
  Immediate and Substantial Dilution......................................   26
  Uncertainties Associated with Inventory Estimates.......................   26
  Adverse Effect on Stock Price of Shares Eligible for Future Sale........   26
  Changes in Policies Without Stockholder Approval........................   26
  Other Tax Risks.........................................................   27
  ERISA Risks.............................................................   28
USE OF PROCEEDS...........................................................   29
DISTRIBUTION POLICY.......................................................   30
DILUTION..................................................................   34
CAPITALIZATION............................................................   35
SELECTED FINANCIAL AND OPERATING INFORMATION OF THE POTLATCH SOUTHERN
 TIMBERLANDS..............................................................   36
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ATCO.......................   38
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION....................   39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF THE COMPANY................................................   46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF ATCO.......................................................   58
BUSINESS..................................................................   63
  Overview................................................................   63
  Business Strategy.......................................................   64
  Competitive Strengths...................................................   65
  Industry Background.....................................................   66
  The Initial Timberlands.................................................   68
  Resource Management.....................................................   72
  Operations..............................................................   74
  Sales and Markets.......................................................   75
  Federal and State Regulation............................................   78
  Competition.............................................................   81

                                                                           PAGE
                                                                           ----
  Insurance Coverage......................................................  82
  Legal Proceedings.......................................................  82
  Employees...............................................................  82
MANAGEMENT................................................................  83
  Directors and Executive Officers........................................  83
  Executive Compensation..................................................  84
  Employment Agreements...................................................  85
  Compensation of Directors...............................................  85
  Stock Incentive Plan....................................................  86
  Incentive Bonus Program.................................................  87
  Pension Plans...........................................................  88
  Compensation Committee Interlocks and Insider Participation.............  88
CERTAIN POLICIES AND OBJECTIVES...........................................  89
  Investment Policies.....................................................  89
  Dispositions............................................................  89
  Financing...............................................................  89
  Working Capital Reserves................................................  91
  Conflict of Interest Policies...........................................  91
  Other Policies..........................................................  91
INFORMATION REGARDING POTLATCH............................................  92
THE FORMATION TRANSACTIONS................................................  92
CERTAIN RELATIONSHIPS AND TRANSACTIONS....................................  94
  Administrative Services Agreement.......................................  94
  Opportunities Agreement.................................................  94
  Registration Rights Agreement...........................................  95
  Other Matters...........................................................  95
THE PARTNERSHIP AGREEMENT.................................................  95
  Management..............................................................  95
  No Removal of the General Partner; Transfer of the General Partner's
   Interest...............................................................  96
  Amendments of the Partnership Agreement.................................  96
  Transfer of Partnership Units; Substitute Limited Partners..............  96
  Exchange of Partnership Units...........................................  96
  Issuance of Additional Limited Partnership Interests....................  97
  Extraordinary Transactions..............................................  97
  Other Covenants.........................................................  97
  Exculpation and Indemnification of the General Partner..................  98
  Tax Matters.............................................................  98
  Term....................................................................  98
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................  99
  Taxation of the Company.................................................  99
  Taxation of Taxable U.S. Stockholders of the Company.................... 107
  Taxation of Tax-Exempt Stockholders of the Company...................... 109
  Taxation of Non-United States Stockholders of the Company............... 110
  Tax Aspects of the Company's Ownership of Interests in the Partnership.. 114
  Other Taxes............................................................. 117
ERISA CONSIDERATIONS...................................................... 118
  Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs......... 118
  Status of the Company and the Partnership under ERISA................... 119

                                                                            PAGE
                                                                            ----
PRINCIPAL STOCKHOLDERS OF THE COMPANY AND PARTNERS OF THE PARTNERSHIP...... 121
DESCRIPTION OF CAPITAL STOCK............................................... 123
  General.................................................................. 123
  Common Stock and Special Voting Stock.................................... 123
  Preferred Stock.......................................................... 124
  Restrictions on Size of Holdings of Shares............................... 124
  Transfer Agent and Registrar............................................. 126
  New York Stock Exchange Listing.......................................... 126
CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CHARTER AND BYLAWS.... 127
  Classification of the Board and Removal of Directors..................... 127
  Business Combinations.................................................... 127
  Meetings of Stockholders................................................. 128
  Limitation of Liability and Indemnification Matters...................... 128
  Advance Notice of Director Nominations and New Business.................. 128
  Amendment of the Charter................................................. 128
SHARES ELIGIBLE FOR FUTURE SALE............................................ 129
UNDERWRITING............................................................... 131
LEGAL MATTERS.............................................................. 132
EXPERTS.................................................................... 132
ADDITIONAL INFORMATION..................................................... 133
GLOSSARY................................................................... 134
INDEX TO FINANCIAL STATEMENTS.............................................. F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Except as set forth in the financial statements and notes thereto or otherwise as specified herein, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the consummation of the transactions described under "The Formation Transactions," which will occur prior to or concurrently with the consummation of the public offering made hereby (the "Offering") and (iii) an initial public offering
price of $   per share. See "The Formation Transactions" and "Underwriting."

  Unless the context otherwise requires, the term "Company," as used herein, includes Timberland Growth Corporation and its consolidated subsidiaries, including Timberland Growth Limited Partnership, a Delaware limited partnership (the "Partnership"). After giving effect to the Offering and related transactions, the Company will own a % interest in the Partnership, as the sole general partner. All references to the Company as a real estate investment trust ("REIT") assume that the Company will qualify as a REIT beginning with the tax year ending December 31, 1998. References to the "Initial Timberlands" are to the timberlands that the Company will acquire from Potlatch Corporation ("Potlatch") and Anderson-Tully Company ("ATCO") in the Formation Transactions, consisting of approximately 824,000 fee acres (which includes approximately 44,000 acres of roads and other non-productive acreage) and approximately 14,000 leased acres. See "Glossary" for the definitions of certain additional terms used in this Prospectus.

                                  THE COMPANY

  The Company is the first publicly traded REIT primarily dedicated to the ownership, management and acquisition of timberlands. The Company is one of the largest private owners of softwood timberlands in Arkansas and of high quality hardwood timberlands in North America. The Initial Timberlands, which are located primarily in Arkansas and Mississippi, include approximately 364,000 fee acres of softwood timberlands and approximately 460,000 fee acres of hardwood timberlands, and represent a consolidation of Potlatch's southeastern timberlands and ATCO's timberlands into a REIT structure. One of the Company's principal business strategies is to grow through acquisitions of additional timberlands. See "--The Formation Transactions" and "--Business Strategy" below.

  The Company's timberlands contain an estimated total merchantable timber volume of approximately 2.9 billion board feet ("BBF") of sawtimber and 24.1 million tons of pulpwood. The Company's softwood holdings consist primarily of loblolly pine, and its hardwood lands contain high-value species such as red oak and ash, as well as other hardwoods such as cottonwood, hackberry, sweet gum and pecan. The Company's customers, which will initially consist only of Potlatch, will convert the softwood logs harvested from the Company's timberlands into lumber, primarily for use in residential home construction, remodeling and repair and general industrial applications, as well as pulp for use in paper products. Hardwoods from the Company's lands will generally be converted into furniture-grade lumber, veneer and solid flooring, architectural moldings and cabinets, as well as pulp. Potlatch will be required to purchase all of the timber to be harvested from the Initial Timberlands pursuant to a long-term purchase agreement at prices designed to reflect fair market value on a stumpage basis. See "--The Timber Purchase Agreement" below.

  The ownership, management and operation of the Company's timberlands will be conducted solely through the Partnership, a Delaware limited partnership in which the Company will initially hold a % interest as the sole general partner and Potlatch will initially hold a % interest as a limited partner. See "The Formation Transactions" and "The Partnership Agreement."

  The Company intends to pay regular quarterly distributions, initially at an
annual rate of $   per share, commencing with a pro rated distribution for the quarter ending June 30, 1998. The Company anticipates that substantially all of its initial distributions to stockholders will be characterized as capital gain for federal income tax purposes. See "Distribution Policy" and "Certain Federal Income Tax Considerations--Taxation of the Company--Income Tests."

  In addition to its fee timberlands, the Company also leases approximately 14,000 acres of timberlands in Arkansas and owns approximately 8,000 acres of farmland and interests in six commercial real estate properties. The Company's principal executive offices are currently located at 1242 North Second Street, Memphis, Tennessee 38101, and its telephone number is (901) 576-1400.

BUSINESS STRATEGY

  The Company's primary objective is to maximize long-term cash flow per share by pursuing the following strategies:

  . Focusing on timberland ownership;

  . Aggressively pursuing attractive acquisitions;

  . Managing its timberlands to improve their long-term sustainable yield;
    and

  . Practicing sound environmental stewardship.

  FOCUSING ON TIMBERLAND OWNERSHIP. The Company plans to invest primarily in timberlands. The Company believes that timberland is a unique and attractive asset, due to the renewable nature of timber resources, timber's long-term history of price appreciation in excess of inflation and the continuing tightening of domestic timber supplies relative to anticipated demand. In addition, by owning timberlands rather than conversion facilities, the Company will not be directly exposed to certain risks typically encountered by integrated forest products companies, such as potential mill overcapacity, higher capital and maintenance costs and potential shortages of wood fiber. The Company also believes that timber prices generally have been less volatile than wood product prices.

  AGGRESSIVELY PURSUING ATTRACTIVE ACQUISITIONS. Growth through acquisitions is an integral part of the Company's business strategy. The Company believes that there are many potential opportunities to acquire additional timberlands. Timberland ownership in the United States is highly fragmented, with large numbers of commercial owners and more than one-half million private non-industry owners of more than 100 acres of timberland. In the southeastern United States, where the Company's operations are currently concentrated, non-government owners hold a majority of all timberlands. The Company believes that it will enjoy a competitive advantage in competing for acquisition opportunities, in part due to its ability to offer many potential sellers both enhanced liquidity and favorable tax treatment through the exchange of interests in the Partnership ("Partnership Units") for timberlands. See "-- Competitive Strengths" below. The critical elements of the Company's acquisition strategy include: (i) identifying undervalued timberlands throughout North America, including those that are likely to benefit from the application of sophisticated resource management techniques; (ii) pursuing timberlands within the Company's existing and future operating regions that offer potential operational synergies; and (iii) pursuing strategic alliances with operators of conversion facilities in North America, including Potlatch, that permit the Company to participate in acquisitions of timberlands that include or are vertically integrated with converting facilities.

  MANAGING TIMBERLANDS TO IMPROVE LONG-TERM SUSTAINABLE YIELD. The Company plans to manage its timberlands in a manner designed to optimize the balance among current cash flow, timber growth and prudent environmental management, in order to achieve increasing levels of sustainable yield. The Company believes that opportunities exist to enhance its lands' productivity and yield through intensive silvicultural management on a species- and site-specific basis. The Company intends to continue to manage its timberlands to maximize sustainable yield over the long term, although, with Potlatch's concurrence with respect to lands subject to the Timber Purchase Agreement (as defined below), the Company may choose to harvest timber from time to time at levels above its then-current estimate of sustainability for various reasons, including to improve its lands' long-term productivity.

  PRACTICING SOUND ENVIRONMENTAL STEWARDSHIP. The Company pursues a program of environmental stewardship and active involvement in federal, state and local policymaking to maximize its assets' long-term value. Among other things, the Company intends to manage its lands in a manner consistent with the principles set forth in the Sustainable Forest Initiative ("SFI"), a program sponsored by the American Forest & Paper Association which prescribes minimum levels of reforestation and other "best management practices." See "Business--Federal and State Regulation--Background and Approach."

COMPETITIVE STRENGTHS

  Management believes that the Company possesses several competitive strengths that will enable it to execute its business strategy effectively, including:

  .Strategically located, highly productive timberlands;

  .High quality timber;

  .An experienced senior management team and Board of Directors;

  .A strong capacity to pursue acquisitions of timberlands;

  .A long-term purchase commitment from Potlatch; and

  .A diversified species mix.

  STRATEGICALLY LOCATED, HIGHLY PRODUCTIVE TIMBERLANDS. The Initial Timberlands are located in close proximity to numerous conversion facilities operated by Potlatch and others. In addition, the Company's lands are generally well consolidated into large blocks, which permits more efficient management, harvesting and transportation of timber. The Company's timberlands are also highly productive. In particular, the hardwood lands acquired from ATCO benefit from excellent growing conditions, resulting in annual growth exceeding 230 board feet ("BF") per acre, which is approximately three times greater than recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on United States Forest Service ("USFS") data.

  HIGH QUALITY TIMBER. The Company's lands contain substantial inventories of high quality softwood and hardwood timber. In particular, the Company believes that the lands acquired from ATCO are among the highest quality hardwood forests in North America. The Company estimates that over 40% of ATCO's hardwood sawtimber is USFS #1 grade, which is more than four times greater than recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data.

  EXPERIENCED SENIOR MANAGEMENT TEAM AND BOARD OF DIRECTORS. The Company's senior management team has an average of more than 15 years in the industry, including extensive experience in the management and acquisition of timberlands. The Company's Board of Directors includes members with extensive experience in real estate, investments and the management of timberland assets. None of the Company's senior management will be employees of or otherwise affiliated with Potlatch, and a majority of the Company's Board of Directors will not be employees of or otherwise affiliated with Potlatch.

  STRONG CAPACITY TO PURSUE ACQUISITIONS OF TIMBERLANDS. As the first publicly traded timber REIT, the Company believes that it will be well positioned to acquire timberlands due to (i) its ability to offer many potential sellers both enhanced liquidity and favorable tax treatment through the exchange of Partnership Units for timberlands (which will permit tax deferral for many sellers), (ii) its advantage over certain competing acquirers due to its ability to focus on pre-tax cash flow returns as opposed to after-tax earnings, and (iii) its ability to provide capital gains treatment on substantially all initial stockholder distributions. The Company's expertise in both softwoods and hardwoods should also facilitate acquisitions. For example, the Company believes that its expertise in hardwoods management, gained through ATCO's focus on hardwoods, gives the Company a strong capability to analyze, effect and integrate other hardwood purchases.

  LONG-TERM PURCHASE COMMITMENT FROM POTLATCH. The Company's long-term timber purchase agreement with Potlatch (the "Timber Purchase Agreement") creates an assured level of demand for the Company's timber from a major forest products company without associated marketing expenses. The agreement provides for prices designed to reflect fair market value on a stumpage basis. See "--The Timber Purchase Agreement" below.

  DIVERSIFIED SPECIES MIX. The Company's holdings are well diversified by timber type and species. The Company's high quality hardwoods are utilized in different markets than its softwoods, and the Company believes that these two categories experience different market dynamics. Accordingly, the Company believes it should experience somewhat reduced volatility in its operating results and cash flow than it would experience with a less diverse species mix.

RELATIONSHIP WITH POTLATCH

  Through its ownership of the Company's sole share of Special Voting Stock, Potlatch will have voting power equal to the number of votes to which Potlatch would be entitled if all of its interests in the Partnership were exchanged for shares of Common Stock, which will initially represent % of the Company's voting power. A majority of the Company's directors, however, will not be employed by or affiliated with Potlatch. Potlatch will purchase all of the timber to be harvested from the Company's Initial Timberlands pursuant to the Timber Purchase Agreement, as described below, and Potlatch has also committed, at the Company's option, to provide certain administrative services to the Company for up to five years following the Offering, at a price equal to Potlatch's cost. Potlatch has also agreed to give the Company a right of first opportunity to pursue certain timberland purchases, as long as Potlatch owns at least 20% of the Company's Common Stock (assuming the exchange of Potlatch's Partnership Units for Common Stock). So long as the Company's right of first opportunity remains in effect, Potlatch may elect to have the Timber Purchase Agreement cover certain timberlands that may be acquired by the Partnership in the future, as described below.

THE TIMBER PURCHASE AGREEMENT

  Historically, the Initial Timberlands have been the principal source of raw material for Potlatch's converting facilities in the southeastern United States, including the facilities that Potlatch will acquire in the Formation Transactions. Under the Timber Purchase Agreement, Potlatch will be required to purchase and harvest all of the timber from the Initial Timberlands designated in the Company's harvest plans at prices designed to reflect fair market value on a stumpage basis. The Timber Purchase Agreement has an initial term of 20 years and may be extended by either party for up to 18 successive ten-year periods. Consistent with the Company's strategy of managing its timberlands on a sustainable basis over the long term, the Timber Purchase Agreement requires the Company to continue to manage the timberlands covered by the agreement in accordance with prudent management practices and in a manner consistent with sustainable forestry principles. The agreement covers all of the Initial Timberlands, and, so long as Potlatch continues to own at least 20% of the Company's Common Stock (assuming the exchange of Potlatch's Partnership Units for Common Stock), certain additional timberlands that may be acquired by the Company in the future within defined geographic areas (or that Potlatch is required to offer to the Company in connection with Potlatch's acquisition of a business consisting primarily of non-timberland assets) may also become subject to the agreement at Potlatch's election. See "Business--Sales and Markets--The Timber Purchase Agreement."

                              SUMMARY RISK FACTORS

  Prospective investors should carefully consider, among other factors, the matters discussed under "Risk Factors" in this Prospectus before deciding whether to invest in the shares of Common Stock offered hereby. Such risk factors include:
  . The volatility of timber prices caused by changes in timber supply and demand will cause the Company's operating results and cash flow to fluctuate and may have an impact on cash distributions;
  . Potlatch's initial control of the Company and associated potential conflicts of interest, including the Company's dependence on Potlatch's payments under the Timber Purchase Agreement, which will initially account for substantially all of the Company's revenues, and the absence of arm's-length negotiations with respect to the terms of the Timber Purchase Agreement and the valuation of the timberlands contributed by Potlatch;
  . Limitations on the Company's ability to sell certain timberlands, borrow funds in certain circumstances and engage in certain transactions without Potlatch's consent;
  . The risk of uninsured losses from fire and other causes;
  . Seasonal fluctuations in operating results and cash flow;
  . Stringent environmental and endangered species regulations;
  . Uncertainties and risks associated with the Company's strategy of growth through acquisitions, including the potential unavailability of external financing to fund acquisitions;
  . Anticipated differences between the Company's share of cash distributed by the Partnership and the amount of taxable income allocated to it by the Partnership;
  . Potential limitations on distributions to stockholders;
  . Taxation of the Company as a corporation if it fails to qualify as a
    REIT;
  . The anti-takeover effect of (i) limiting actual or constructive ownership of shares of Common Stock by a single person to 9.8% of the outstanding shares of Common Stock (subject to certain exceptions) to comply with certain requirements related to qualification of the Company as a REIT and to otherwise protect the Company from the consequences of a concentration of ownership among its stockholders and (ii) certain other provisions of the organizational documents of the Company and the Partnership, and of Delaware law, any of which may have the effect of delaying or preventing a transaction or change in control of the Company that might involve a premium price for the shares of Common Stock or might otherwise be in the best interests of the Company's stockholders;
  . The Company's lack of operating history as an independent company;
  . Potential contingent liabilities and the absence of title insurance;
  . Limitations on accounting income due, in part, to the allocation to
    Potlatch of all of the "built-in" accounting gain associated with the timberlands contributed by Potlatch;
  . The lack of a prior market for the Common Stock and the potential impact of changes in timber prices, interest rate fluctuations and other factors on the trading price of the Common Stock;
  . The immediate dilution to investors in the Offering of $   per share in
    the net tangible book value per share of Common Stock;
  . Uncertainties associated with inventory estimates;
  . The potential adverse effect of shares available for future sale on the price of the Common Stock;
  . The ability of the Company to make changes in its investment, financing and other policies without the approval of its stockholders;
  . Other tax-related risks, including issues under the Foreign Investment in
    Real Property Tax Act ("FIRPTA") for non-United States investors; and
  . Special considerations for fiduciaries of pension, profit-sharing, employee benefit and retirement plans and IRAs.

                           THE FORMATION TRANSACTIONS

  Prior to or concurrently with the consummation of the Offering, the Company, ATCO and Potlatch will engage in several transactions (the "Formation Transactions"), which are designed to consolidate the ownership of the Initial Timberlands in the Partnership, transfer most of ATCO's converting assets to Potlatch, facilitate the Offering and enable the Company to qualify as a REIT for federal income tax purposes commencing with the year ending December 31, 1998. The Formation Transactions include (i) Potlatch's contribution of its southeastern timberlands (the "Potlatch Southern Timberlands") to the
Partnership in exchange for     Partnership Units; (ii) the Company's
acquisition of ATCO through a merger funded in part by the net proceeds of the Offering; (iii) the Company's contribution to the Partnership of the timberlands and certain other real estate assets formerly owned by ATCO (collectively, the "ATCO Timberlands") in exchange for the issuance to the
Company of a general partnership interest equivalent to       Partnership
Units; (iv) Potlatch's acquisition of the sole share of Special Voting Stock from the Company; and (v) the execution of the Timber Purchase Agreement by Potlatch and the Partnership. In connection with these transactions, Potlatch will purchase substantially all of ATCO's timber harvesting, converting and transportation assets from ATCO and certain related entities.

  As a result of the Formation Transactions, (i) the Company will own a % interest in the Partnership as the sole general partner of the Partnership,
(ii) Potlatch will own a % interest in the Partnership as the initial limited partner, (iii) Potlatch will own the sole share of Special Voting Stock, initially entitling Potlatch to % of the total voting power of the Company,
(iv) the Partnership will own the Initial Timberlands, and (v) the Partnership and Potlatch will be parties to the Timber Purchase Agreement. The following chart illustrates the ownership structure of the Company and the Partnership after the completion of the Formation Transactions and the Offering:

                 [DIAGRAM SHOWING THE OWNERSHIP STRUCTURE OF
    THE COMPANY AND THE PARTNERSHIP AFTER THE COMPLETION OF THE FORMATION
                       TRANSACTIONS AND THE OFFERING]

                                 DISTRIBUTIONS

  The Company intends to pay regular quarterly distributions to its stockholders. The Board of Directors, in its sole discretion, will determine the actual distribution rate based on the Company's results of operations, cash flow and capital requirements, economic conditions, tax considerations (including those related to maintaining REIT status) and other factors. The
Company's current objective is to distribute approximately   % of its Funds
from Operations (as defined herein) to its stockholders.

  The Company's first distribution, for the period ending June 30, 1998, is anticipated to equal a pro rated share of the anticipated initial quarterly
distribution of $   per share of Common Stock, which, on an annualized basis,
will represent a distribution rate of $   per share of Common Stock, or  % of
the initial public offering price (assuming an initial public offering price of
$   per share). Substantially all of the Company's initial stockholder distributions are expected to constitute capital gain distributions, due to provisions in the Internal Revenue Code of 1986, as amended (the "Code"), treating as long-term capital gains certain dispositions of standing timber which have been held (or deemed held under the Code) for more than one year, pursuant to a timber cutting agreement where the owner of such timber retains an economic interest in such timber. If the Company harvests timber where the one-year holding period described above is not met, however, income from such disposition would constitute ordinary income. See "Certain Federal Income Tax Considerations--Taxation of the Company--Income Tests." As the ATCO Timberlands will have a low tax basis when contributed to the Partnership, the Company anticipates that only a small percentage, if any, of its initial distributions to stockholders will constitute a return of capital. The Company intends to maintain a distribution rate approximately equal to the initial quarterly distribution rate through the quarter ending June 30, 1999 unless actual results of operations, economic conditions or other factors differ from the assumptions used in calculating the initial estimated distribution rate. See "Distribution Policy" for estimated Funds from Operations and Cash Available for Distribution (as defined herein) and related assumptions. Non-United States investors are advised to consider the United States federal income and withholding tax consequences of an investment in the Company under FIRPTA. See "Certain Federal Income Tax Considerations--Taxation of Non-U.S. Stockholders of the Company--Distributions by the Company."

  Unlike most existing REITs, the Company anticipates that its operations will generate net capital gains and net ordinary losses, resulting in an overall net capital gain. Accordingly, the Company does not anticipate that the requirement that a REIT distribute 95% of its net taxable income (excluding net capital gains) will require the Company to distribute any material amounts of cash to remain qualified as a REIT. Notwithstanding the lack of any federal income tax requirement that it do so, the Company's current objective is to distribute
approximately   % of its Funds from Operations to its stockholders, generally as a capital gain distribution. If, after giving effect to the Company's distributions for a tax year, the Company has not distributed 100% of its capital gains, then the Company will be required to pay tax on the undistributed portion of such taxable income at regular federal corporate tax rates (currently 35%). In such cases, the Company anticipates that it would generally make an election pursuant to which (i) any tax paid by the Company on its retained capital gains would be treated as having been paid on behalf of the Company's stockholders and (ii) such retained capital gains would be treated as having been distributed to the Company's stockholders. Although required to take their share of such gains into income, stockholders (including tax-exempt U.S. stockholders) may file a claim for refund if their proportionate share of the taxes paid by the Company exceeds their actual tax liability (if any). See "Distribution Policy" and "Certain Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders--Distributions by the Company."

                    PRO FORMA SUMMARY FINANCIAL INFORMATION
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  The following table sets forth pro forma summary financial information for the Company. The pro forma statement of operations data and other financial data are presented as if the Formation Transactions and the Offering (assuming
an initial public offering price of $   per share) had occurred on January 1,
1997, and the pro forma balance sheet data are presented as if such transactions occurred as of December 31, 1997. Accordingly, the following pro forma summary financial information incorporates certain assumptions that are included in the Pro Forma Condensed Consolidated Financial Information contained elsewhere in this Prospectus. Among other things, the following pro forma summary financial information reflects the substantial depletion (a non-cash accounting expense) that will be recorded in the Company's financial statements as a result of the acquisition of the ATCO Timberlands. The pro forma summary financial information is unaudited and does not purport to represent what the Company's financial position and results of operations would actually have been had the Formation Transactions and the Offering, in fact, occurred as of the dates presented, or to project the financial position or results of operations of the Company for future periods. In particular, the pro forma summary financial information does not reflect anticipated changes in harvest levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" for a discussion of these anticipated changes and certain other factors which may cause the Company's future financial position and results of operations to differ from those reflected in the pro forma summary financial information. The following pro forma summary financial information should also be read in conjunction with "Pro Forma Condensed Consolidated Financial Information" and "The Formation Transactions."

                                                                PRO FORMA
                                                                YEAR ENDED
                                                             DEC. 31, 1997(1)
                                                           --------------------
STATEMENT OF OPERATIONS DATA:
Revenues..................................................      $  69,957
Depletion, depreciation and amortization..................         22,504
Operating expenses........................................          7,038
General and administrative expenses.......................          2,915
Earnings from operations..................................         37,500
Minority interest in Partnership income...................
Net earnings..............................................
                                                                PRO FORMA
                                                           DECEMBER 31, 1997(1)
                                                           --------------------
BALANCE SHEET DATA:
Total assets..............................................      $ 464,309
Long-term debt............................................        132,106
Minority interest.........................................         52,991
Stockholders' equity......................................        276,002
                                                                PRO FORMA
                                                                YEAR ENDED
                                                             DEC. 31, 1997(1)
                                                           --------------------
OTHER FINANCIAL DATA:
Net earnings..............................................      $
Add:
  Depletion and real estate-related depreciation and
   amortization...........................................         22,149
  Minority interest in Partnership income.................
  Income taxes on retained capital gains(2)...............
                                                                ---------
Funds from Operations(3)..................................         54,869
Add:
  Non-real estate-related depreciation and amortization...            355
Subtract:
  Capital expenditures....................................         (2,219)
  Principal payments on indebtedness......................           (481)
                                                                ---------
Cash Available for Distribution before income taxes on
 retained capital gains(4)................................      $  52,524
                                                                =========
Company's share of Cash Available for Distribution before
 income taxes on retained capital gains...................      $
Subtract:
  Income taxes on retained capital gains (2)..............
                                                                ---------
Company's share of Cash Available for Distribution after
 income taxes on retained capital gains...................      $
                                                                =========
Funds from Operations per share(5)........................      $
                                                                =========

--------
(1) Gives effect to the Formation Transactions and the sale by the Company of shares of Common Stock offered hereby at an assumed initial public
    offering price of $   per share and the application of the estimated net
    proceeds therefrom. See "Use of Proceeds," "The Formation Transactions" and "Pro Forma Condensed Consolidated Financial Information."
(2) The Company may elect not to distribute all of its capital gains. If the Company does not distribute all of its capital gains, it expects that it would generally make an election pursuant to which (i) the federal income taxes that it pays on its retained capital gains (at regular federal corporate rates) will be treated for income tax purposes as having been paid by the Company's stockholders and (ii) the Company's retained capital gains will be treated as having been distributed to the Company's stockholders. As a result of such election, the Company's stockholders will be required to take their proportionate share of such retained capital gains into income, but will be entitled to claim a tax credit equal to their proportionate share of such taxes paid by the Company, and their basis in the Company's stock will be increased by their proportionate share of the capital gains (net of such tax credit) retained by the Company. To the extent a stockholder's share of the taxes paid by the Company exceeds such stockholder's tax liability on the capital gains deemed distributed to such stockholder, such stockholder (including a tax-exempt U.S. stockholder) may file a claim for refund for such excess. Income taxes on retained capital gains have been added to net earnings in determining Funds from Operations and Cash Available for Distribution before income taxes on retained capital gains. The adjustment has been made both because income taxes paid by the Company on retained capital gains will be a deemed distribution to stockholders and because the Company is expected to determine the amount, if any, of capital gains to retain after calculating Funds from Operations before income taxes paid on retained capital gains.
(3) The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. The Company calculates Funds from Operations as net earnings (computed in accordance with generally accepted accounting principles ("GAAP")) excluding significant non-recurring items, gains (or losses) from debt restructuring and major sales of property, plus minority interest, income taxes paid on retained capital gains, depletion and real estate-related depreciation and amortization (including amortization of logging roads)
    and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividends. Depletion is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. The Company believes that it is appropriate to include depletion in calculating Funds from Operations in part because depletion is analogous to the real estate-related depreciation and amortization typically included in Funds from Operations by non-timber REITs. The definition of Funds from Operations approved by the National Association of Real Estate Investment Trusts ("NAREIT") includes real estate-related depreciation and amortization but does not specifically address timber-related depletion. In addition, as described in footnote
    (2) above and under "Distribution Policy" below, the Company includes any income taxes paid on retained capital gains in its calculation of Funds from Operations. The definition of Funds from Operations approved by
    NAREIT does not include such taxes. Due to the Company's inclusion of depletion and any taxes paid on retained capital gains in its calculation, the Company's Funds from Operations will not be directly comparable to Funds from Operations reported by other REITs, including REITs that define the term using the definition of Funds from Operations approved by NAREIT. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of funds available to fund the Company's cash needs, including its ability to make distributions.
(4) Cash Available for Distribution means Funds from Operations plus non-real estate-related depreciation and amortization, minus capital expenditures and principal payments on indebtedness. Cash Available for Distribution is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which such adjustments were made necessarily intended to be a basis for determining future distributions.
(5) Funds from Operations divided by the      shares of Common Stock to be
    outstanding upon consummation of the Offering (assuming the exchange of all Partnership Units held by Potlatch for Common Stock).

                                  THE OFFERING

Common Stock offered by the
 Company......................            shares
Common Stock to be outstanding
 after the Offering...........            shares(1)
Use of proceeds...............  To fund a majority of the purchase price for the acquisition of ATCO
Proposed NYSE symbol..........  TGC

--------
(1) Includes    shares of Common Stock issuable under certain circumstances in exchange for Partnership Units held by Potlatch. Excludes 1,500,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Incentive Plan. See "Management--Stock Incentive Plan" and "The Partnership Agreement."

                                   TAX STATUS

  The Company plans to elect to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 1998. Pillsbury Madison & Sutro LLP has acted as counsel to the Company in connection with the Offering, the acquisition of ATCO and the Company's election to be taxed as a REIT. Skadden, Arps, Slate, Meagher & Flom LLP has acted as special tax counsel to ATCO in connection with ATCO's election to be taxed as a REIT commencing with its taxable year beginning January 1, 1998. In the opinion of Pillsbury Madison & Sutro LLP, commencing with the Company's taxable year ending December 31, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code provided that (i) the elections and other procedural steps described under "Certain Federal Income Tax Considerations" are completed in a timely fashion and (ii) the Company and the Partnership operate in accordance with various assumptions and factual representations made by the Company and the Partnership concerning their organization, business, properties and operations (and the organization, business, properties and operations of ATCO prior to its acquisition by the Company). In addition, in providing its opinion, Pillsbury Madison & Sutro LLP is relying upon an opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the qualification of ATCO as a REIT. In providing its opinion, Skadden, Arps, Slate, Meagher & Flom LLP is relying upon certain representations received from ATCO. As a REIT, the Company generally will not be subject to federal income taxes on net income that it distributes to its stockholders. See "Distribution Policy" for a discussion of this requirement in the specific circumstances applicable to the Company. REITs are subject to a number of organizational and operational requirements. Even if the Company continues to qualify for taxation as a REIT, the Company may be subject to certain federal income taxes and certain state and local taxes on its income and property. See "Risk Factors--Real Estate Investment Trust and Partnership Qualification," "Risk Factors--Other Tax Risks" and "Certain Federal Income Tax Considerations."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information presented in this Prospectus, in evaluating an investment in the Common Stock. Each of these factors could adversely affect the Company's results of operations and ability to make anticipated distributions to stockholders. All statements other than statements of historical fact included in this Prospectus, including, without limitation, statements regarding the Company's business strategy, estimated stockholder distributions, harvest plans and the other estimates, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's estimates, plans, intentions and objectives are disclosed below and elsewhere in this Prospectus.

VOLATILITY OF TIMBER PRICES

  The Company's results of operations and cash flow are, and will continue to be, affected by the volatile nature of timber prices. The demand for and supply of standing timber have been and are expected to be subject to cyclical and other fluctuations, which often result in significant variations in timber prices. The demand for softwood sawtimber is primarily affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity and other industrial uses of wood fiber, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. The demand for hardwood sawtimber depends on the markets for furniture and other products made from hardwoods, as well as the foregoing factors. The demand for pulpwoods is also cyclical, and tends to fluctuate based on changes in the demand for paper, tissue and similar products, as well as conversion capacity in the relevant region. Reductions in residential construction activity and other events reducing the demand for standing timber could have a material adverse effect on the Company's results of operations and cash flow.

  The Company's results of operations and cash flow will also be affected by changes in timber availability at the local and national level. Increases in timber supply could adversely affect the prices that the Company receives for timber. The Company's operations are currently concentrated in the southeastern United States, where most timberlands are privately owned. Historically, increases in timber prices have often resulted in substantial increases in harvesting on private timberlands, including lands not previously made available for commercial timber operations, causing a short-term increase in supply that has tended to moderate price increases. In addition, any substantial increase in sales of timber from publicly-owned lands could significantly reduce timber prices, which could have a material adverse effect on the Company. In the last decade, environmental concerns and other factors have limited timber sales by government agencies, which historically have been major suppliers of timber to the United States forest products industry, particularly in the West. Any reversal of policy that substantially increases public timber sales could materially adversely affect the Company's results of operations and cash flow, as the increased availability of timber in the West and other regions with significant public timber ownership would depress prices for timber and converted wood products in other regions, including the Southeast. More locally, timber supplies can fluctuate depending upon factors such as changes in weather conditions and harvest strategies of local forest products industry participants, as well as occasionally high timber salvage efforts due to unusual pest infestations or fires. Furthermore, increased imports of wood products from Canada (due to the expiration in 2001 of the United States-Canada lumber trade agreement or otherwise) and other foreign countries could reduce the prices that the Company receives for its timber. Over the longer term, the development and application of silvicultural techniques and genetic improvements on forest products industry lands have also tended to expand the overall supply of timber.

  Due to the foregoing factors, timber prices have historically been volatile and frequently experience significant monthly and quarterly fluctuations. As an example, southeastern pine sawtimber prices fluctuated throughout the 1980s and 1990s, including a decline of 15% from 1984 to 1985, an increase of 29% from 1994 to 1995, a decline of 11% from 1995 to 1996 and an increase of 23% from 1996 to 1997, according to a trade publication. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company." The Company's results of operations and cash flow will be substantially dependent upon the market price for timber in its operating regions and, accordingly, are expected to fluctuate.

CONFLICTS OF INTEREST

  The Formation Transactions, and future transactions involving the Company and Potlatch or its affiliates, may be subject to conflicts of interest. The following description summarizes certain of these conflicts of interest and the relationships through which they may tend to arise. Because of Potlatch's initial control of the Company and the other aspects of their relationship described below, there can be no assurance that the Company will be able to achieve the same results in its dealings with Potlatch that it might achieve in the absence of such relationships.

  CONTROL BY POTLATCH

  The Company has two classes of common stock: Common Stock, which is entitled to one vote per share, and Special Voting Stock, which is entitled to a number of votes per share equal to the number of shares of Common Stock into which the Partnership Units then held by the stockholder could be exchanged. Potlatch will own the Company's sole share of Special Voting Stock after the Offering, which will initially entitle Potlatch to % of the Company's voting power. Potlatch will therefore be able to control all matters requiring approval by the stockholders of the Company, including the election of all of the directors (a majority of whom will not be employed by or otherwise affiliated with Potlatch) and certain business combinations. Potlatch, as a limited partner of the Partnership, will also have the right under certain circumstances to exchange its Partnership Units for cash or, in the Company's discretion, shares of the Company's Common Stock. See "The Partnership Agreement," "Certain Relationships and Transactions" and "Principal Stockholders of the Company and Partners of the Partnership."

  Under the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the holders of at least a majority of the limited partnership interests must approve certain mergers and consolidations of the Company, certain amendments to the Partnership Agreement and certain other matters. Potlatch will initially own a % interest in the Partnership and thus will initially be able to control any such decision. See "--Conflicting Interests in Harvests of Timber and Sales of Timberlands" and "The Partnership Agreement."

  ABSENCE OF ARM'S-LENGTH NEGOTIATIONS OR APPRAISALS IN FORMATION TRANSACTIONS

  The valuation of the Company has been determined based upon the factors discussed under "Underwriting" rather than an asset-by-asset valuation based on historical cost or current market value. This methodology has been used because management believes that it is appropriate to value the Company as an ongoing business rather than with a view to values that could be obtained in a liquidation of the Company or its individual assets. There have been no arm's-length negotiations or third-party appraisals for the purpose of determining the value of the timberlands contributed by Potlatch to the Partnership upon its formation. There can be no assurance that a similar valuation would have been determined, had the contribution been negotiated on an arm's-length basis. Furthermore, there were no arm's-length negotiations with respect to the other terms of the Formation Transactions involving Potlatch, in particular with respect to Potlatch's representations, warranties and indemnification obligations, and the terms of the Timber Purchase Agreement.

  RISKS ASSOCIATED WITH TIMBER PURCHASE AGREEMENT

  Initially, the Company will receive substantially all of its revenues from Potlatch, through Potlatch's purchases of timber under the Timber Purchase Agreement. The Timber Purchase Agreement has an initial term of 20 years, may be extended by either party for up to 18 successive ten-year periods, and is generally not terminable by either party except under certain limited circumstances. Any failure or delay by Potlatch to make payments to the Company under the agreement may have a materially adverse effect on the Company and its ability to make distributions to stockholders. Certain additional timberlands that may be acquired by the Company in the future may also become subject to the agreement at Potlatch's election. Prices payable under the agreement will be based upon available market data and other factors deemed relevant. Initially, prices are generally expected to take into account prices paid in (i) arm's-length transactions for comparable logs delivered to the mill, less Potlatch's reasonable costs of logging and transporting the logs to the mills where they are to be processed, and (ii) stumpage sales. Accordingly, the prices payable by Potlatch for timber may be affected by Potlatch's reasonable logging and transportation costs. The potential exists for disagreements and conflicts of interest with respect to the negotiation and adjustment of prices under the Timber Purchase Agreement and decisions concerning the designation of timber to be harvested and the timing of harvests. Because Potlatch will initially have voting control of the Company, it may be able to influence the Company's decisions in the foregoing areas. Although a committee consisting of members of the Board of Directors not employed by the Company or employed by or otherwise affiliated with Potlatch (the "Independent Directors' Committee") will periodically review the implementation of the Timber Purchase Agreement, including the procedures used to determine the prices paid by Potlatch, no assurance can be given that the prices payable by Potlatch will be equivalent to fair market value stumpage prices, or that such procedures will be identical to those that would be established in the absence of Potlatch's influence over the Company.

  CONFLICTS OF INTEREST IN ACQUISITIONS BY THE COMPANY

  Potlatch may not be inclined to permit the Company to pursue an acquisition made in exchange for the Company's Common Stock, Partnership Units or other equity securities, because the issuance of such securities would reduce Potlatch's voting control over the Company. Potlatch may also have different incentives than the Company with respect to the financial and tax characteristics of acquired properties, and may resist acquisitions that would be beneficial to the Company for other reasons. In addition, the Company's ability to use debt financing to effect acquisitions may be limited due to the Company's agreement to refrain from taking any action that would cause Potlatch to breach its debt covenants so long as they apply to the Company. See "--Risks Associated with Acquisition Strategy" below.

  CONFLICTING INTERESTS IN HARVESTS OF TIMBER AND SALES OF TIMBERLANDS

  The interests of Potlatch and the Company could differ in connection with the proposed harvest of timber or a proposed sale of timberlands. As a result of the Formation Transactions, the Company will acquire ATCO, which will have unrealized gain for tax purposes in its interests in the timberlands and timber inventories acquired from ATCO. Potlatch will also have unrealized gain for tax purposes in its interest in the timberlands and timber inventories that Potlatch contributed to the Company. The harvest of timber or sale of timberlands contributed by Potlatch may cause adverse tax consequences to Potlatch, while the harvest of timber or sale of timberlands contributed by ATCO may cause adverse tax consequences to the Company since, as a result of such sales, Potlatch or the Company, as the case may be, may be allocated taxable gain by the Partnership which may exceed its respective share of the cash distributed by the Partnership at such time. See "--Potential Differences Between Taxable Income and Cash Available for Distribution." Potlatch and the Company may also have differing incentives with respect to the selection of timber to be harvested or timberlands to be sold, because harvesting or selling the timberlands contributed to the Partnership by Potlatch will have different financial accounting consequences for Potlatch than harvesting or selling the ATCO Timberlands. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Overview." The Partnership Agreement and Timber Purchase Agreement prohibit the Company from selling or pledging any of the Potlatch Southern Timberlands without Potlatch's prior consent in its sole discretion, subject to limited exceptions. In addition, the Timber Purchase Agreement can be extended past the initial term of 20 years at Potlatch's election and (subject to limited exceptions) does not terminate when a tract of the Potlatch Southern Timberlands is sold. This may diminish the value of such timberland to certain prospective buyers.

  POSSIBLE COMPETITION FROM POTLATCH AND ITS AFFILIATES

  Potlatch controls approximately 1,037,000 acres of timberlands not being contributed to the Company, consisting of 672,000 acres of timberland in Idaho, a 22,000-acre hybrid poplar farm in Oregon and 343,000 acres of timberland in Minnesota. The Company believes that none of these properties currently competes directly with any of the Initial Timberlands. However, the future timber holdings of the Company may compete with Potlatch. In addition, while Potlatch has given the Company a right of first opportunity, subject to limited exceptions, to acquire additional timberlands for so long as Potlatch owns at least 20% of the Company, Potlatch and the Company may be in competition if the Company rejects an opportunity or under certain other circumstances. The Partnership Agreement does not restrict Potlatch or its affiliates from competing with the Company or from entering into long-term supply agreements or cutting contracts with other timber companies. See "Certain Relationships and Transactions."

RISK OF UNINSURED LOSSES

  The volume and value of timber that can be harvested from the Company's lands, and therefore, its operating results and cash flow, may be limited by natural disasters such as fire, insect infestation, disease, ice storms, windstorms, flooding and other weather conditions, and other causes. For example, the Company's primary softwood species, the loblolly pine, is subject to fusiform rust, and other pests such as sawflies, southern pine beetles and pales weevil are also common on the Company's lands. As is typical in the industry, the Company does not maintain insurance for any loss to its standing timber from natural disasters or other causes.

SEASONALITY

  The Company's operating results and cash flow will fluctuate due to several seasonal factors. Timber harvesting activities in the Company's softwood operations are somewhat limited during the three- to four-month Winter rainy season. Rainfall from November to April also depresses harvest volumes to some extent in the Company's hardwood operations, due in part to the seasonal rise in the Mississippi River. The Company's revenues and cash flow will be significantly reduced during the foregoing periods. Due to these seasonal limitations, the Company may need to borrow funds to make distributions to stockholders. There can be no assurance that such funds will be available on reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Historical Results of Operations of Potlatch Southern Timberlands--Quarterly Results of Operations" and "--Liquidity and Capital Resources."

REGULATION

  The Company's operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, the Company's forestry activities, and health and safety. In particular, the Company anticipates that laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, will generally become increasingly stringent. A number of species indigenous to the Company's timberlands, such as the red cockaded woodpecker and the bald eagle, have been and in the future may be protected under the federal Endangered Species Act and similar state laws. The presence of protected species on or near the Company's timberlands may restrict timber harvesting, road building and other activities on its lands. The Company's operations will also be subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which impose strict liability. The Company's lands, particularly its bottomlands along the Mississippi River, may become subject to laws and regulations designed to protect wetlands, which may in the future restrict harvesting, road building and other activities. There can be no assurance that current and future laws and regulations will not cause the Company to incur significant costs, damages, penalties and liabilities, or that they will not materially and adversely affect harvesting operations on the Company's timberlands. See "Business--Regulation."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company's business strategy includes expanding through acquisitions. See "Business--Business Strategy." No assurance can be given that any acquisition by the Company will occur, or that any such acquisition will enhance the Company's results of operations or cash flow. The amount of timberland available for acquisition at any given time may be limited by various factors, including price, and the Company will compete for timberland acquisition opportunities with entities having substantially greater financial resources than the Company. See "Business--Competition." In addition, the Company may need to obtain additional financing in order to effect acquisitions. The Company's ability to obtain debt financing will be limited by (i) certain covenants in its credit facility, (ii) the Partnership's agreement to refrain from taking any action that would cause Potlatch to breach its debt covenants so long as they apply to the Company (generally, so long as Potlatch owns more than 50% of the Company's voting power or otherwise consolidates the Company for accounting purposes), and (iii) its inability to effect certain secured financings without Potlatch's consent. The Company will not be able to prevent Potlatch from incurring indebtedness or otherwise utilizing most or all of the available capacity under Potlatch's debt covenants. If Potlatch were to utilize such capacity, the Company may be prohibited from incurring indebtedness. There is no assurance that additional financing will be available to the Company on terms acceptable to the Company (and, with respect to secured financings and certain other indebtedness as to which Potlatch's consent is required, to Potlatch). If the Company is unable to acquire additional timberlands at attractive prices, the Company's ability to grow and to increase distributions to holders of Common Stock will be adversely affected.

  Any acquisition that the Company consummates will involve numerous risks, including difficulties in the assimilation of the acquired company or its timberlands into the Company's operations, assumption of liabilities of which the Company is unaware at the time of acquisition, potential uncertainties associated with operating in new markets, potentially dilutive issuances of equity securities, the possible incurrence of debt, and the possible diversion of management's attention from other business concerns.

POTENTIAL DIFFERENCES BETWEEN TAXABLE INCOME AND CASH AVAILABLE FOR
DISTRIBUTION

  The Company's share of cash distributed from the Partnership may differ from the amount of taxable income allocated to it by the Partnership. The difference between the value of the assets contributed to the Partnership by ATCO and their basis for federal income tax purposes will have to be taken into account by the Company when the Partnership sells or harvests timber from the ATCO Timberlands or otherwise disposes of such assets. However, the Company's share of the cash realized from such transactions will be based on its percentage ownership of the Partnership. ATCO's tax basis in the assets to be contributed by ATCO to the Partnership is expected to be approximately 5% of their value. Accordingly, the Company will generally be allocated more taxable income upon harvesting of the ATCO Timberlands (or other disposition of the ATCO assets acquired by the Company) than the amount of cash it will be entitled to receive from the Partnership due to such harvesting or disposition. Similar rules will apply to the timberlands that Potlatch contributes to the Partnership. In the case of Potlatch's contributed property, however, the additional taxable income will be allocated to Potlatch, and as a result the Company will be entitled to more cash from a disposition of assets contributed by Potlatch than its share of income from such a disposition. Accordingly, the Company's share of cash distributed from the Partnership will generally differ from the amount of taxable income allocated to it by the Partnership.

POTENTIAL LIMITATIONS ON DISTRIBUTIONS

  The Company intends to maintain a distribution rate approximately equal to
the initial quarterly distribution rate of $   per share through the quarter
ending June 30, 1999. If actual Cash Available for Distribution falls short of estimates, the Company may be unable to maintain its proposed initial distribution rate. The actual amounts of the Company's stockholder distributions may fluctuate and will depend upon numerous factors, including timber prices, the timing and amounts of Potlatch's payments under the Timber Purchase Agreement, required principal and interest payments on the Company's debt, acquisition costs, issuances of debt and equity securities by the Company, capital expenditures, adjustments in reserves and other factors, many of which will be beyond the control of the Company. Unlike many other equity REITs, which derive substantial portions of their cash flow from leases or other contracts providing for relatively stable payments, the Company's cash flow may be subject to significant short-term fluctuations due to the anticipated volatility of timber prices. See "Distribution Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company." The Company's ability to pay stockholder distributions may also be affected by the fact that the Company's share of cash distributed from the Partnership is anticipated to differ from the amount of taxable income allocated to it by the Partnership. See "--Potential Differences Between Taxable Income and Cash Available for Distribution." In addition, Potlatch will be able to prevent the disposition of any of the Potlatch Southern Timberlands, with only limited exceptions. See "--Conflicts of Interest." As a result of these and other factors, there can be no assurance regarding the levels of distributions, if any, to be paid by the Company.

  Unlike most existing REITs, the Company anticipates that its operations will generate net capital gains and net ordinary losses, resulting in an overall net capital gain. Accordingly, the Company does not anticipate that the requirement that a REIT distribute 95% of its net taxable income (excluding net capital gains) will require the Company to distribute any material amounts of cash to remain qualified as a REIT. Notwithstanding the lack of any federal income tax requirement that it do so, the Company's current objective is to
distribute   % of Funds from Operations, as described under "Distribution
Policy." In addition to the potential differences between taxable income and Cash Available for Distribution (as described above), differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (as a result of seasonality or otherwise) and the effect of required debt amortization payments could require the Company to borrow funds on a short-term basis to make the distributions necessary to maintain its distribution objectives. There can be no assurance that the Company will be able to borrow funds necessary to make such distributions, due in part to certain contractual limitations on its ability to borrow. See "Distribution Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Liquidity and Capital Resources."

REAL ESTATE INVESTMENT TRUST AND PARTNERSHIP QUALIFICATION

  The Company intends to elect to be taxed as, and to operate so as to qualify as, a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1998. Although the Company believes that it will be so organized and will operate in such a manner, no assurance can be given that the Company will qualify or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") is greater in the case of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. See "--Other Tax Risks" and "Certain Federal Income Tax Considerations."

  Pillsbury Madison & Sutro LLP has acted as counsel to the Company in connection with the Offering, the acquisition of ATCO, and the Company's election to be taxed as a REIT. In the opinion of Pillsbury Madison & Sutro LLP, commencing with the Company's taxable year ending December 31, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT provided that (i) the elections and other procedural steps described under "Certain Federal Income Tax Considerations" are completed in a timely fashion and (ii) the Company and the Partnership operate in accordance with various assumptions and factual representations made by the Company and the Partnership concerning their organization, business, properties and operations (and the organization, business, properties and operation of ATCO prior to its acquisition by the Company). To maintain REIT status, the Company must meet a number of organizational and operational requirements. As a REIT, the Company will generally not be subject to federal income tax on net income that it distributes to its stockholders.

  If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Company's stockholders would be materially reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company to fail to qualify as a REIT or may cause the Board of Directors to revoke the Company's REIT election. See "Certain Federal Income Tax Considerations" and "Certain Policies and Objectives."

  The Partnership has been structured to be classified as a partnership for federal income tax purposes. If the Internal Revenue Service challenged successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be treated as an association taxable as a corporation. In such event, the character of the Company's assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests imposed by the Code and, in turn, would prevent the Company from qualifying as a REIT. See "Certain Federal Income Tax Considerations--Taxation of the Company-- Requirements for Qualification." In addition, the imposition of a corporate tax on the Partnership would materially reduce the amount of Partnership funds available for distribution to the Company and would thus materially reduce the Company's ability to pay distributions to stockholders. See "Certain Federal Income Tax Considerations--Tax Aspects of the Partnership."

FACTORS LIMITING CHANGES IN CONTROL

  Certain restrictions on the ownership of outstanding shares of Common Stock intended to ensure compliance with REIT qualification requirements and to otherwise protect the Company from the consequences of a concentration of ownership among its stockholders, as well as certain provisions of the Partnership Agreement, the Company's Certificate of Incorporation (the "Charter") and Bylaws (the "Bylaws") and Delaware law, may have the effect of inhibiting a change in control of the Company or the removal of existing management, even where such a change could be beneficial to the Company's stockholders. These restrictions and provisions include the following.

  In order for the Company to qualify and to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities). The Charter prohibits "beneficial ownership" (which may be direct, indirect or constructive) of more than 9.8% of the aggregate number of the outstanding shares of the Common Stock, Special Voting Stock or preferred stock (if any) of the Company (the "Ownership Limit"), unless waived by the Company's Board of Directors. Potlatch and its successors are excluded from the Ownership Limit. Stock owned by a group of related individuals or entities may be deemed to be beneficially owned by one individual or entity. As a result, the acquisition of less than 9.8% of the Common Stock (or the acquisition of an interest in an entity which owns Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the Common Stock, and thus subject such Common Stock to the Ownership Limit. Beneficial ownership of shares of Common Stock in excess of the Ownership Limit would cause the violative transfer or ownership to be void, or cause such shares to be designated as "Excess Shares," as defined below. See "Description of Capital Stock--Restrictions on Size of Holdings of Shares."

  Certain provisions of Delaware law and the potential issuance of Preferred Stock could also delay or prevent a change in control of the Company. The Charter authorizes the Board of Directors to issue Preferred Stock in one or more series and to establish the preferences and rights of any series of Preferred Stock issued, all without stockholder approval. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. No Preferred Stock will be issued or outstanding as of the closing of the Offering. See "Certain Provisions of Delaware Law and the Company's Charter and Bylaws" and "Description of Capital Stock--Preferred Stock."

  In addition, the staggered structure of the Company's Board of Directors may have an anti-takeover effect by impairing a third party's ability to acquire immediate control of the Board of Directors. The Board of Directors of the Company will have three classes of directors serving three-year terms, with initial terms expiring in 1999, 2000 and 2001, respectively.

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

  Prior to the Partnership's acquisition of the Initial Timberlands from Potlatch and ATCO, the Initial Timberlands were managed as part of those companies' overall businesses, which include the operation of conversion facilities. As such, the Company does not have an operating history as an independent public company. Moreover, the Company's senior management team has been assembled only recently. The Company believes that its success will depend to a significant extent upon the efforts and abilities of this management team, and the loss of any of the Company's senior management could have a material adverse effect on the Company. Following the consummation of the Offering, the Company will be responsible for maintaining its own administrative functions, except for certain services to be provided by Potlatch pursuant to an administrative services agreement. See "Certain Relationships and Transactions." There can be no assurance as to the Company's future operating results as an independent public company.

CONTINGENT LIABILITIES; NO TITLE INSURANCE

  The Company (through the Partnership) will acquire all of the Initial Timberlands subject to environmental liabilities with respect to the Initial Timberlands and certain other existing or potential liabilities. The Company will not obtain title insurance policies for the Initial Timberlands acquired from Potlatch and ATCO, and will rely upon the representations of Potlatch and ATCO as to their ownership of such lands. No assurance can be given that the Company would have adequate recourse against Potlatch for any defect in title. In addition, there can be no assurance that the Company will not be subject to claims or losses under environmental laws due to the Company's acquisition of the Initial Timberlands, which have not been subjected to any investigation or audit by an independent environmental consultant. The Company will also succeed to any other liabilities existing on the Initial Timberlands at the time of their conveyance to the Company.

LIMITATIONS ON ACCOUNTING INCOME

  The Company does not expect to record significant net earnings for several years and believes that prospective investors should consider the Company's cash flow, as well as other factors, in evaluating an investment in the Common Stock. The Company's accounting income will be significantly reduced by depletion, which is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. In particular, due to the acquisition of ATCO under the purchase method of accounting, the depletion associated with the cutting of timber from the ATCO Timberlands will significantly reduce the Company's accounting income. In addition, Potlatch will be allocated all of the "built-in" accounting gain attributable to the Potlatch Southern Timberlands as of their contribution to the Company, which will be substantial due to their low basis. This allocation will significantly reduce the accounting income reported by the Company. Any decline in timber values after the closing of the Offering may cause the Company to incur net losses, because each partner of the Partnership (initially, Potlatch and the Company) will be allocated its full pro rata share of any accounting gain or loss arising upon the harvesting or sale of timber or timberlands that is attributable to appreciation or depreciation in those assets after the closing of the Formation Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Overview."

LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. See "Underwriting" for a description of the factors to be considered in determining such offering price.

  The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in operating results and cash flow, levels of stockholder distributions, fluctuations in timber prices, changes in environmental or tax laws, revisions of securities analysts' estimates, the opening or closing of conversion facilities within the regions served by the Company's timberlands, announcements of changes in federal or state timber sales or timber management policies, and other events or factors. The trading price of the Common Stock may also be influenced by the annual yield from distributions by the Company on the Common Stock as compared to yields on other financial instruments. An increase in market interest rates will result in higher yields on certain other financial instruments, which could adversely affect the market price of the Common Stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many forest products companies and REITs and that have often been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "--Volatility of Timber Prices."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of shares of Common Stock in the Offering will experience
immediate and substantial dilution of $   per share in the net tangible book
value of the shares of Common Stock from the assumed initial public offering
price of $   per share. See "Dilution."

UNCERTAINTIES ASSOCIATED WITH INVENTORY ESTIMATES

  The estimated timber inventories set forth in this Prospectus are based upon estimates by Company personnel that are inherently uncertain. Although the Company believes that the estimated inventories set forth herein have a reasonable basis, actual timber volumes may differ from the Company's estimates. If actual timber volumes were materially lower than those estimated, the amount of timber harvestable from the Company's lands could be reduced from the levels anticipated by the Company, adversely affecting the Company's operating results and cash flow.

ADVERSE EFFECT ON STOCK PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock (including shares issued in exchange for Partnership Units pursuant to the Partnership Agreement), or the perception that such sales could occur, may adversely affect prevailing market
prices for the Common Stock. An aggregate of     Partnership Units will be
held by Potlatch, as the sole initial limited partner of the Partnership, upon completion of the Formation Transactions. The Partnership Units held by the Partnership's limited partners may be exchanged at any time after the second anniversary of the completion of the Offering (or earlier, in the event of certain tender or exchange offers, extraordinary dividends, mergers and other fundamental transactions) for cash, or at the Company's option, for shares of Common Stock on a one-for-one basis (subject to antidilution adjustments). See "The Partnership Agreement--Exchange of Partnership Units." The shares of Common Stock issuable upon exchange of the Partnership Units may be sold in the public market pursuant to Rule 144 under the Securities Act of 1933. The Company also has granted Potlatch certain "piggyback" and "demand" registration rights commencing on the second anniversary of the completion of the Offering. See "Certain Relationships and Transactions" and "Shares Eligible for Future Sale." If the Company elects to issue shares of Common Stock in exchange for Partnership Units, the number of shares eligible for sale in the public market would increase substantially, which could have a material adverse effect on the trading price of the Common Stock. The Company and Potlatch have agreed, with certain exceptions, not to offer or sell shares of Common Stock for one year after the date of this Prospectus without the consent of Goldman, Sachs & Co. Additionally, approximately 100,000 shares of Common Stock issuable upon exercise of stock options will be eligible for sale in the public market one year after the date of this Prospectus, upon expiration of lock-up agreements with Goldman, Sachs & Co.

  The Company's acquisition strategy will depend in part on access to additional capital through sales and issuances of equity securities, including Partnership Units. The market price of the Common Stock may be adversely affected by the availability for future sale of shares of Common Stock that may be issued in future acquisitions, or that may be issued upon exchange of Partnership Units issued in future acquisitions. No predictions can be made as to the effect that future sales of shares, or the perception that such sales could occur, will have on the price of the Common Stock.

CHANGES IN POLICIES WITHOUT STOCKHOLDER APPROVAL

  The Board of Directors of the Company determines the Company's investment and financing policies, as well as its policies with respect to certain other activities, including its growth, capitalization, distributions and operating policies. Although the Board of Directors has no present intention to amend or revise these policies, the Board of Directors may do so at any time without a vote of the Company's stockholders. See "Certain Policies and Objectives."

OTHER TAX RISKS

  STATE CONFORMITY WITH FEDERAL TAX LAW. While it is anticipated that the Company will qualify as a REIT for federal income tax purposes, the qualification of the Company as a REIT under the laws of the individual states will depend, among other things, on such states' level of conformity with federal tax law. In particular, one change made by the Taxpayer Relief Act of 1997 (which eliminated percentage limitations on the amount of capital gain income a REIT can have from assets held or deemed held for less than four years) is critical to the federal income tax treatment described herein. Absent conformity with such change, the status of the Company as a REIT for purposes of a particular state's tax laws would be doubtful.

  While some states automatically conform to changes in federal income tax law, other states must pass specific legislation to adopt such changes. In the case of a state which has automatically or by express legislative action adopted such change in tax law, the status of the Company as a REIT for such state's purposes would be based on its qualification as a REIT for federal income tax purposes. See "Certain Federal Income Tax Considerations."

  Arkansas is the only state in which the Company presently anticipates doing business which has not conformed to the 1997 federal tax law changes. It is not possible to predict whether Arkansas will conform to such changes and, if it does so, whether such conformity would be retroactive to the effective date of the 1997 federal tax law changes. Accordingly, for Arkansas state tax purposes, the Company would likely be considered a regular corporation and, if so, would be subject to the relevant income, franchise or income-based excise taxes imposed by such state on the Company's income sourced to such state, until such time as Arkansas either conforms with federal law or the Company otherwise qualifies as a REIT under the law relating to REITs prior to 1997.

  In the case of a state which has not automatically or by express legislative action adopted the 1997 federal income tax changes, and in which the Company is not engaged in business (either presently or in the future due to acquisitions), the inability of the Company to qualify as a REIT for such state's tax purposes due to such state's failure to conform to federal law is not expected to have any material effect on the Company, as the Company would generally not be subject to taxation by such state. Distributions by the Company to its stockholders in such state, however, would likely be characterized as dividends rather than capital gains for purposes of computing such stockholders' state tax liability. This difference will generally be relevant only in those states where capital gains are taxed at preferential rates or where a stockholder has a net capital loss carryforward available for state tax purposes. Prospective investors in the Common Stock are advised to consult with their tax advisers concerning the state tax consequences of an investment in the Common Stock.

  USE OF REIT PROVISIONS OF THE CODE FOR TIMBER OPERATIONS. The Company is the first publicly traded REIT primarily dedicated to the ownership of timberlands. It is possible, although in the view of the Company's management (after consultation with its advisors) unlikely, that the Internal Revenue Service (the "Service") may challenge the Company's qualification as a REIT or attempt to recharacterize the nature of the Company's income for federal income tax purposes. The Company does not intend to seek a ruling from the Service as to the foregoing matters, and will rely upon opinions of counsel which are not binding on the Service or any court. See "Certain Federal Income Tax Considerations."

  CAPITAL GAINS FOR NON-U.S. STOCKHOLDERS. Non-United States stockholders should be aware that the Company anticipates that substantially all of the amounts distributed by the Company to its stockholders will constitute capital gains distributions. Under the provisions of the Foreign Investment in Real Property Tax Act ("FIRPTA"), such capital gain distributions are generally subject to withholding at a rate of 35%.

  POTENTIAL PAYMENTS OF TAX ON CAPITAL GAIN INCOME. Unlike most existing REITs, the Company anticipates that its operations will generate net capital gains and net ordinary losses, resulting in an overall net capital gain. Accordingly, the Company does not anticipate that the requirement that a REIT distribute 95% of its net taxable income (excluding net capital gains) will require the Company to distribute any material amounts of cash to remain qualified as a REIT. If, after giving effect to the Company's distributions for a tax year, the Company has not distributed 100% of its net taxable income (including capital gains), then the Company will be required to pay tax on the undistributed portion of such taxable income at regular federal corporate tax rates (currently 35%). In such cases, the Company anticipates that it would generally make an election pursuant to which (i) any tax paid by the Company on its retained capital gains would be treated as having been paid on behalf of the Company's stockholders and (ii) such retained capital gains would be treated as having been distributed to the Company's stockholders. Although required to take their share of such gains into income, stockholders (including tax-exempt U.S. stockholders) may file a claim for refund if their proportionate share of the taxes paid by the Company exceeds their actual tax liability (if any). To the extent that the Company has funds available (including from operations, borrowings, equity issuances, sales of assets or otherwise), the Company may elect to use such funds to pay taxes on its retained capital gains. If such funds are not available or, in the judgment of the Board of Directors, it would not be in the best interests of the Company and its stockholders to obtain or use such funds to pay such taxes, then the amount of cash actually distributed to the Company's stockholders may be reduced. See "Certain Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders--Distributions by the Company."

  UNCERTAIN IMPACT OF BUDGET PROPOSAL. The Budget Proposal submitted by the President to Congress on February 2, 1998 contains a number of provisions which, if adopted in their present form, could affect REITs in general and the Company in particular. The proposal requests four changes to the rules applicable to REITs. The proposal would (i) restrict the ability of any person (including any corporation) from owning more than 50% of the vote or value of all classes of equity securities of a REIT, effective for companies electing REIT status for tax years beginning on or after the date of "first committee action" on the budget bill; (ii) restrict the ability of a REIT to own more than 10% of the vote or value of all equity securities of a corporation (in contrast to current rules, which provide that a REIT may not own more than 10% of the vote of all equity securities of a corporation), effective for acquisitions of stock on or after the date of "first committee action" on the budget bill; (iii) require the immediate taxation of all built-in-gains on the conversion of a subchapter C corporation into a REIT (excluding conversions where the corporation at issue had a value of $5 million or less), effective for conversions after January 1, 1999; and (iv) eliminate certain tax benefits for the few existing "paired share" REITs. The Company does not believe that the proposed legislation, in its current form (including the proposed effective dates), would have a material adverse impact on the Company if it were passed in substantially the same form as set forth in the Budget Proposal. The Company cannot presently predict whether one or more of the provisions of such proposal will pass, what form any final legislative language will take if so passed, or the effective date of any such legislation.

ERISA RISKS

  The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and section 4975 of the Code prohibit certain transactions that involve (i) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts (each, a "Plan") and (ii) the assets of a Plan. A "party in interest" or "disqualified person" with respect to a Plan will be subject to (x) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the Plan and (y) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. Consequently, the fiduciary of a Plan contemplating an investment in the Common Stock should consider whether the Company, any other person associated with the issuance of the Common Stock, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan. In such a case, the acquisition or holding of Common Stock by or on behalf of the Plan could be considered to give rise to a prohibited transaction under ERISA and the Code. See "ERISA Considerations--Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs."

  Regulations of the Department of Labor that define "plan assets" (the "Plan Asset Regulations") provide that in some situations, when a Plan acquires an equity interest in an entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless one or more exceptions specified in the Plan Asset Regulations are satisfied. In such a case, certain transactions that the Company might enter into in the ordinary course of its business and operations might constitute "prohibited transactions" under ERISA and the Code. The Company does not believe that the assets of the Company should be deemed to be "plan assets" of any Plan that invests in the Common Stock. See "ERISA Considerations--Status of the Company and the Partnership under ERISA."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the     shares of Common
Stock being offered by the Company are estimated to be $   million ($  , if
the Underwriters' over-allotment option is exercised in full), assuming an
initial public offering price of $   per share and after deducting estimated
underwriting discounts and commissions and offering expenses. The Company intends to use all of the net proceeds of the Offering to fund a majority of the purchase price for its acquisition of ATCO, with the balance to be funded through borrowings under the Company's credit facility. See "The Formation Transactions."

                              DISTRIBUTION POLICY

  The Company intends to pay regular quarterly distributions to its stockholders. The Board of Directors, in its sole discretion, will determine the actual distribution rate based on the Company's results of operations, cash flow and capital requirements, economic conditions, tax considerations (including those related to maintaining REIT status) and other factors. The
Company's current objective is to distribute approximately   % of its Funds
from Operations to its stockholders. The first distribution, for the period ending June 30, 1998, is anticipated to equal a pro rated share of the
anticipated initial quarterly distribution of $    per share of Common Stock,
which, on an annualized basis, is $    per share of Common Stock, or  % of the
assumed initial public offering price. The Company does not expect to change its anticipated initial distribution per share of Common Stock if the Underwriters' over-allotment option is exercised.

  The anticipated initial distribution rate is based on an estimate of the Company's Funds from Operations for 1998 and is based on the Company's pro forma Funds from Operations for the year ended December 31, 1997, with certain adjustments to reflect anticipated changes in harvest levels and other matters as described below. The Company's estimate of Funds from Operations is being made solely for the purpose of setting the initial distribution rate and is not intended to be a projection of the Company's results of operations or its liquidity, nor is the methodology used to set the anticipated initial rate necessarily intended to be a basis for determining future distributions. The Company's estimates include estimated changes in harvest volumes based on the initial harvest plans set forth in the Timber Purchase Agreement, and do not include any adjustments to historical prices due to the volatility and unpredictability of timber prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Certain Factors Affecting Results of Operations and Cash Flow."

  The following table describes the calculation of initial estimated Funds from Operations for the year ending December 31, 1998 and the anticipated initial distribution rate, as well as initial estimated Cash Available for Distribution before and after income taxes on retained capital gains for such period.

                                                              CALCULATION
                                                              OF ESTIMATED
                                                          INITIAL PAYOUT RATIO
                                                             (IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
                                                         ----------------------
Pro forma net earnings..................................        $
Add:
  Pro forma depletion and real estate-related
   depreciation and amortization........................         22,149
  Pro forma minority interest in Partnership income (1).
  Pro forma income taxes on retained capital gains (2)..
  Adjustment for increased 1998 harvest volumes (3).....
                                                                -------
Estimated Funds from Operations(4)......................
Add:
  Non-real estate-related depreciation and amortization.            355
Subtract:
  Estimated capital expenditures........................         (5,216)
                                                                -------
Estimated Cash Available for Distribution before income
 taxes on retained capital gains(5).....................        $
                                                                =======
Company's share of estimated Cash Available for Distri-
 bution before income taxes on retained capital gains...        $
Subtract:
  Estimated income taxes on retained capital gains (2)..
                                                                -------
Company's share of estimated Cash Available for Distri-
 bution after income taxes on retained capital gains....        $
                                                                =======
Expected initial distribution to stockholders(6)........        $
                                                                =======
Expected initial distribution per share.................        $
                                                                =======
Expected initial payout ratio based on Company's share
 of estimated Funds from Operations(7)..................               %

--------
(1) Reflects Potlatch's   % share of the Partnership.
(2) The Company may elect not to distribute all of its capital gains. If the Company does not distribute all of its capital gains, it expects that it would generally make an election pursuant to which (i) the federal income taxes that it pays on its retained capital gains (at regular federal corporate rates) will be treated for income tax purposes as having been paid by the Company's stockholders and (ii) the Company's retained capital gains will be treated as having been distributed to the Company's stockholders. As a result of such election, the Company's stockholders will be required to take their proportionate share of such retained capital gains into income, but will be entitled to claim a tax credit equal to their proportionate share of such taxes paid by the Company, and their basis in the Company's stock will be increased by their proportionate share of the capital gains (net of such tax credit) retained by the Company. To the extent a stockholder's share of the taxes paid by the Company exceeds such stockholder's tax liability on the capital gains deemed distributed to such stockholder, such stockholder (including a tax-exempt U.S. stockholder) may file a claim for refund for such excess. Income taxes on retained capital gains have been added to net earnings in determining Funds from Operations and Cash Available for Distribution before income taxes on retained capital gains. The adjustment has been made both because income taxes paid by the Company on retained capital gains will be a deemed distribution to stockholders and because the Company is expected to determine the amount of capital gains, if any, to retain after calculating Funds from Operations before income taxes paid on retained capital gains.
(3) Reflects estimated increase in 1998 harvest levels, as set forth in the initial harvest plan contained in the Timber Purchase Agreement. Historical prices have not been adjusted due to the Company's inability to predict changes in timber prices. The amount shown includes the following adjustments to the Company's pro forma Funds from Operations for the year ended December 31, 1997:

      Revenues.......................................................... $4,028
      Depletion, depreciation and amortization..........................
      Operating expenses................................................
                                                                         ------
         Net increase in earnings from operations.......................
      Subtract:
        Additional Arkansas state income taxes..........................
        Additional income taxes on retained capital gains...............
                                                                         ------
         Increase in net earnings (excluding minority interest in
          Partnership income)...........................................
      Add:
        Depletion, depreciation and amortization........................
        Additional income taxes on retained capital gains...............
                                                                         ------
         Net adjustment to estimated Funds from Operations to reflect increased 1998 harvest levels................................. $
                                                                         ======

(4) The Company believes Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. The Company calculates Funds from Operations as net earnings (computed in accordance with GAAP) excluding significant non-recurring items, gains (or losses)
    from debt restructuring and major sales of property, plus minority interest, income taxes paid on retained capital gains, depletion and real estate-related depreciation and amortization (including amortization of logging roads) and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividends. Depletion is a non-
    cash expense representing
    amortization of the costs associated with acquiring or establishing timber stands. The Company believes that it is appropriate to include depletion in calculating Funds from Operations in part because depletion is analogous to the real estate-related depreciation and amortization typically included in Funds from Operations by non-timber REITs. The definition of Funds from Operations approved by the National Association of Real Estate Investment Trusts ("NAREIT") includes real estate-related depreciation and amortization but does not specifically address timber-related depletion. In addition, as explained in footnote (2) above, the Company includes any income taxes paid on retained capital gains in its calculation of Funds from Operations. The definition of Funds from Operations approved by NAREIT does not include such taxes. Due to the Company's inclusion of depletion and any taxes paid on retained capital gains in its calculation, the Company's Funds from Operations will not be directly comparable to Funds from Operations reported by other REITs, including REITs that define the term using the definition of Funds from Operations approved by NAREIT. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with
    GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of funds available to fund the Company's cash needs, including its ability to make distributions.
(5) Cash Available for Distribution means Funds from Operations plus non-real estate-related depreciation and amortization, minus capital expenditures and principal payments on indebtedness. Estimated capital expenditures based on the Company's current plans have been included for the period indicated. The estimate of Cash Available for Distribution is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which such adjustments were made necessarily intended to be a basis for determining future distributions.
(6) Reflects the Company's objective to distribute      % of the Company's
    proportionate share of Funds from Operations.
(7) Represents the expected initial distribution to stockholders divided by
    the Company's      % share of estimated Funds from Operations.

  The Company intends to maintain a distribution rate approximately equal to the initial rate through the quarter ending June 30, 1999 unless actual operating results, cash flow, economic conditions or other factors differ from the assumptions used in calculating the initial estimated distribution rate. The Company's actual cash flow and the amount available for distribution to stockholders will be affected by a number of factors, including the Company's actual harvest levels, changes in timber prices, the operating expenses of the Company, the interest expense incurred on its borrowings and unanticipated capital expenditures. No assurance can be given that the Company's estimates will prove accurate. In addition, pro forma results of operations do not purport to represent the actual results that can be expected for future periods. Factors that could cause actual results to differ materially from the Company's estimates are discussed below and under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

  Substantially all of the Company's stockholder distributions are expected to constitute capital gain distributions for federal income tax purposes. As the ATCO assets being acquired by the Company will have a low tax basis when contributed to the Partnership, the Company anticipates that only a small percentage, if any, of its distributions to stockholders will constitute a return of capital. For a discussion of the federal income tax treatment of distributions to holders of Common Stock, see "Certain Federal Income Tax Considerations." Unlike most existing REITs, the Company does not anticipate that the 95% distribution requirement applicable to REITs will require the Company to distribute any material amounts of cash in order to remain qualified as a REIT. Notwithstanding the lack of any federal income tax requirement that it do so, the Company's current objective is to distribute approximately % of its Funds from Operations to its stockholders, generally as a capital gain distribution. If, after giving effect to the Company's distributions for a tax year, the Company has not distributed 100% of its net taxable income (including capital gains), then the Company will be required to pay tax on the undistributed portion of such taxable income at regular federal corporate tax rates (currently 35%). In such cases, the Company anticipates that it would generally make an election pursuant to which (i) any tax paid by the Company on its retained capital gains would be treated as having been paid on behalf of the Company's stockholders and (ii) such retained capital gains would be treated as having been distributed to the Company's stockholders. Although required to take their share of such gains into income, stockholders (including tax-exempt U.S. stockholders) may file a claim for refund if their proportionate share of the taxes paid by the Company exceeds their actual tax liability (if any). If the Company has funds available (including from operations, borrowings, equity issuances, sales of assets or otherwise), the Company may elect to use such funds to pay taxes on its retained capital gains. If such funds are not available or, in the judgment of the Board of Directors it would not be in the best interests of the Company and its stockholders to obtain or use such funds to pay such taxes, then the amount of cash actually distributed to the Company's stockholders may be reduced.

  Based on the Company's pro forma results of operations for the year ended December 31, 1997, not including adjustments to reflect increased 1998 harvest
volumes, the Company would have distributed approximately $    million, or
$ . per share of Common Stock, to meet its distribution objective as described above. Under certain circumstances, the Company may make distributions in excess of Cash Available for Distribution in order to meet such distribution objective. In such a case, the Company may borrow funds, issue additional equity securities or sell assets to obtain the cash necessary to make such distributions.

  Future distributions by the Company will be at the sole discretion of the Board of Directors and will depend on the actual results of operations, cash flow and capital requirements, economic conditions, tax considerations (including those relating to maintaining REIT status) and such other factors as the Board of Directors deems relevant. See "Risk Factors--Potential Limitations on Distributions," "Risk Factors--Changes in Policies Without Stockholder Approval" and "Certain Federal Income Tax Considerations--Taxation of the Company as a REIT."

                                   DILUTION

  The initial price per share to the public of the Common Stock offered hereby exceeds the net tangible book value per share. Therefore, Potlatch will realize an immediate increase in the net tangible book value of the Partnership Units issued to Potlatch in connection with the Formation Transactions, while purchasers of Common Stock in the Offering will realize an immediate and substantial dilution of the net tangible book value of their shares. Net pro forma tangible book value per share is determined by subtracting pro forma total liabilities from pro forma total tangible assets and dividing the remainder by the number of shares of Common Stock that will be outstanding after the Offering (assuming the exchange of all of Potlatch's Partnership Units for Common Stock). The following table illustrates the dilution to purchasers of Common Stock sold in the Offering, based on an
assumed initial public offering price of $    per share:

   Assumed initial public offering price...........................       $
   Pro forma net tangible book value per share as of December 31,
    1997 prior to the Offering, attributable to Partnership Units issued to Potlatch(1).......................................... $
   Increase attributable to new investors.......................... $
                                                                    -----
   Pro forma net tangible book value per share as of December 31,
    1997 after the Offering(2).....................................       $
                                                                          -----
   Dilution to new investors.......................................       $
                                                                          =====

--------
(1) Based on the Pro Forma Condensed Consolidated Balance Sheet contained elsewhere in this Prospectus.
(2) Based on pro forma stockholders' equity of $276,002,000 and minority
    interest of $52,991,000 divided by    shares of Common Stock outstanding.
    This assumes all Partnership Units held by Potlatch have been exchanged for Common Stock.

  The following table sets forth the number of shares of Common Stock offered to the public hereby, the total price to be paid for such shares (assuming an
initial public offering price of $    per share), the number of Partnership
Units to be issued to Potlatch in exchange for assets in the Formation Transactions, and the net book value of the average contribution per share of Common Stock and per Partnership Unit based on total contributions (all determined as if the Formation Transactions had been consummated on December 31, 1997).

                                                                                 PURCHASE
                          SHARES SOLD BY COMPANY      CASH/BOOK VALUE OF        PRICE/BOOK
                          AND PARTNERSHIP UNITS        CONTRIBUTIONS TO          VALUE OF
                          ISSUED BY PARTNERSHIP      COMPANY/PARTNERSHIP       CONTRIBUTION
                          ------------------------   -------------------------     PER
                            NUMBER       PERCENT       AMOUNT        PERCENT    SHARE/UNIT
                          -----------  -----------   -----------    ---------- ------------
                                    (DOLLARS IN THOUSANDS)
New investors in the Of-
 fering.................                           % $   300,000(1)     85.0%      $  (1)
Partnership Units issued
 to Potlatch............                           %      52,991(2)     15.0%         (2)
                           -----------   ----------  -----------     -------       ---
  Total.................                        100% $   352,991         100%
                           ===========   ==========  ===========     =======       ===

--------
(1) Before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering.
(2) Based on the December 31, 1997 net book value of assets to be contributed to the Partnership by Potlatch in the Formation Transactions.

  The foregoing table assumes no exercise of any outstanding stock options. Upon the closing of the Offering, the Company intends to grant options to purchase an aggregate of approximately 200,000 shares of Common Stock to certain officers, directors and employees. To the extent these options are exercised, there will be further dilution to new investors. See "Management-- Stock Incentive Plan" and Notes to Consolidated Financial Statements of the Company.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company (i) as of December 31, 1997 and (ii) on a pro forma basis after giving
effect to the Formation Transactions, including the sale of the       shares
of Common Stock being offered by the Company at an assumed initial public
offering price of $   per share and the application of the estimated net
proceeds therefrom as set forth under "Use of Proceeds."

                              DECEMBER 31, 1997
                             -------------------
                               (IN THOUSANDS)
                                    PRO FORMA AS
                             ACTUAL ADJUSTED(1)
                             ------ ------------
Long-term debt..............    --    $132,106
                             ------   --------
Minority interest...........    --      52,991
                             ------   --------
Stockholders' equity:
  Preferred Stock, $.01 par
   value; 50,000,000 shares
   authorized; no shares
   issued and outstanding...    --         --
  Common Stock, $.01 par
   value; 250,000,000 shares
   authorized; no shares
   issued and outstanding
   actual;      shares
   issued and outstanding
   pro forma as adjusted(2)...  --
  Special Voting Stock, $.01
   par value; one share
   authorized, none issued
   and outstanding actual;
   one share issued and
   outstanding pro forma as
   adjusted(2)..............    --         --
  Additional paid-in
   capital..................    --
  Retained earnings.........    --         --
                             ------   --------
    Total stockholders'
     equity.................    --     276,002
                             ------   --------
Total capitalization........ $  --    $461,099
                             ======   ========

--------
(1) To reflect assumed net proceeds of approximately $276.0 million from the sale by the Company of shares of Common Stock in the Offering at an
    assumed initial public offering price of $   per share (the midpoint of
    the Offering range), after deducting estimated underwriting discounts and offering expenses and the transactions described under "Formation Transactions" and "Use of Proceeds."
(2) Shares issued and outstanding excludes (i)      shares of Common Stock
    that may be issued upon exchange of Partnership Units held by Potlatch, and (ii) 1,500,000 shares of Common Stock reserved for issuance and available for grant or sale under the Company's 1998 Stock Incentive Plan. See "The Partnership Agreement--Exchange of Partnership Units" and "Management--Stock Incentive Plan."

                 SELECTED FINANCIAL AND OPERATING INFORMATION
                     OF THE POTLATCH SOUTHERN TIMBERLANDS
                   (IN THOUSANDS, EXCEPT FOR OPERATING DATA)

  The selected financial information set forth below under the caption "Income Statement Data" for each of the years in the three-year period ended December 31, 1997 and the caption "Balance Sheet Data" as of December 31, 1996 and 1997 are derived from the financial statements of the Potlatch Southern Timberlands, which are included elsewhere in this Prospectus and have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon is also included herein. The selected financial information set forth below under the caption "Income Statement Data" for the years ended December 31, 1993 and 1994 and the caption "Balance Sheet Data" as of December 31, 1993, 1994 and 1995 has been derived from unaudited financial statements of the Potlatch Southern Timberlands which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results as of and for such periods.

  The data set forth below are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Historical Results of Operations of Potlatch Southern Timberlands," and the financial statements of the Potlatch Southern Timberlands and the notes thereto included elsewhere in this Prospectus.

                                        YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                               1993      1994       1995      1996      1997
                              -------  ---------  --------  --------  --------
INCOME STATEMENT DATA
Revenues..................... $23,726  $  19,854  $ 29,715  $ 28,318  $ 40,449
                              -------  ---------  --------  --------  --------
Costs and expenses:
  Depletion, depreciation and
   amortization..............   1,285      1,364     1,398     3,466     1,683
  Operating expenses.........   3,247      3,599     4,232     4,523     4,788
                              -------  ---------  --------  --------  --------
Total costs and expenses.....   4,532      4,963     5,630     7,989     6,471
                              -------  ---------  --------  --------  --------
Earnings from operations.....  19,194     14,891    24,085    20,329    33,978
Other income, net............   5,775      2,631     1,537     1,252     1,362
                              -------  ---------  --------  --------  --------
Net earnings................. $24,969  $  17,522  $ 25,622  $ 21,581  $ 35,340
                              =======  =========  ========  ========  ========
BALANCE SHEET DATA
Timber and timberlands....... $47,278  $  50,189  $ 51,924  $ 50,898  $ 52,328
Total assets.................  47,735     50,500    52,479    51,364    52,807
Potlatch Corporation equity..  46,944     49,462    51,593    50,062    51,491
OPERATING DATA
Sawtimber harvested (MBF)....  77,331     64,205    81,831    93,498    97,169
Pulpwood harvested (tons).... 493,579    466,599   545,583   624,577   583,061
Average prices:
  Sawtimber ($/MBF).......... $266.34  $  261.47  $ 311.09  $ 258.03  $ 367.19
  Pulpwood ($/ton)........... $  6.34  $    6.57  $   7.81  $   6.71  $   8.18
OTHER DATA
Funds from Operations(1)..... $21,572  $  17,259  $ 26,557  $ 24,872  $ 36,755
Cash from operating
 activities..................  26,235     18,639    27,172    24,631    37,009
Cash from investing
 activities..................  (1,047)    (4,129)   (3,377)   (2,351)   (3,126)
Cash from financing
 activities.................. (25,188)   (14,510)  (23,795)  (22,280)  (33,883)
Cash Available for
 Distribution(2).............  20,598     12,767    23,462    22,665    34,166

--------
(1) Funds from Operations have been calculated as net earnings (computed in accordance with GAAP) excluding significant non-recurring items, gains (or losses) from debt restructuring and major sales of property, plus depletion and real estate-related depreciation and amortization (including amortization of logging roads) and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividends. Depletion is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. The Company believes that it is appropriate to include depletion in calculating the Potlatch Southern Timberlands' Funds from Operations in part because depletion is analogous to the real estate-related depreciation and amortization typically included in Funds from Operations by non-timber REITs. The definition of Funds from Operations approved by NAREIT includes real estate-related depreciation and amortization but does not specifically address timber-related depletion. Due to the inclusion of depletion in this calculation, the Funds from Operations shown above will not be directly comparable to Funds from Operations reported by other REITs, including REITs that define the term using the definition of Funds from Operations approved by NAREIT. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Potlatch Southern Timberlands' financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of the Potlatch Southern Timberlands' liquidity, nor is it necessarily indicative of funds available to fund cash needs.
(2) Cash Available for Distribution means Funds from Operations plus non-real estate-related depreciation and amortization, minus capital expenditures and principal payments on indebtedness. See "Distribution Policy" for a further discussion of the Company's calculation of Cash Available for Distribution.

              SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ATCO
                     (IN THOUSANDS, EXCEPT OPERATING DATA)

  The selected consolidated financial information as of July 31, 1995, 1996 and 1997, and for the fiscal years then ended, and as of December 31, 1997 and for the five months then ended, set forth below under the captions "Income Statement Data" and "Balance Sheet Data" has been derived from audited financial statements of ATCO. ATCO's consolidated financial statements for each of the three years in the period ended July 31, 1997 and for the five months ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, whose report with respect to such consolidated financial statements appears elsewhere in this Prospectus. ATCO's consolidated financial statements for the five months ended December 31, 1996 and for the years ended July 31, 1994 and 1993 have not been audited by independent auditors. However, in the opinion of management, the selected financial data for such periods include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the data. This data should be read in conjunction with ATCO's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of ATCO" appearing elsewhere in this Prospectus.

  The following selected consolidated financial information of ATCO will not be comparable to the results of operations and cash flow that the Company will derive from the ATCO Timberlands in future periods. The historical financial statements of ATCO include the results of certain converting facilities and barge operations not being acquired by the Company, and do not reflect recent and anticipated changes in harvest levels as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                                                       FIVE MONTHS
                                    YEAR ENDED JULY 31,              ENDED DEC. 31,
                         ------------------------------------------ -----------------
                          1993    1994     1995     1996     1997     1996   1997(2)
                         ------- ------- -------- -------- -------- -------- --------
INCOME STATEMENT DATA
Total revenues, net..... $79,740 $87,066 $ 91,665 $ 88,160 $ 96,908 $ 35,779 $ 52,485
Total costs and
 expenses...............  71,766  76,028   78,136   77,035   85,055   33,048   45,495
Income from operations..   7,974  11,038   13,529   11,125   11,853    2,731    6,990
Interest expense, net...     702     863    1,491    2,368    2,911      931    2,339
Income before minority
 interest...............   9,525   8,157    7,661    6,087    7,470    1,452       64
Net earnings............ $ 9,525 $ 8,157 $  7,661 $  6,087 $  5,650 $    962 $ (1,316)

BALANCE SHEET DATA
Timberland and timber,
 net.................... $11,165 $10,912 $ 11,951 $ 11,343 $  9,968 $ 10,367 $  9,281
Total assets............  74,710  83,297  101,640  121,184  136,486  125,012  132,099
Total debt..............  10,057  14,455   27,906   44,609   51,170   44,358  104,143
Total stockholders'
 equity (deficit).......  40,430  45,647   50,026   52,345   54,373   49,685   (5,877)

OPERATING DATA
Harvest volumes:
  Sawtimber (MBF).......  58,843  58,353   54,116   52,059   80,593   29,121   41,714
  Pulpwood (tons).......   * (1)   * (1)  209,725  277,302  363,540  141,554  274,781

--------
(1) Not available.
(2) Results of operations for the five months ended December 31, 1997 includes a $5.1 million loss on the sale of assets primarily associated with the laminated flooring plant.

                       PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

  The following Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 presents unaudited pro forma operating results of the Company, including the Partnership's balances on a consolidated basis, as if the Formation Transactions had occurred as of January 1, 1997. See "The Formation Transactions." The following Pro Forma Condensed Consolidated Balance Sheet presents the unaudited pro forma financial condition of the Company as if the Formation Transactions had occurred as of December 31, 1997.

  The Pro Forma Condensed Consolidated Financial Information reflects adjustments to the historical financial statements of the Potlatch Southern Timberlands and ATCO that (i) eliminate results of operations and related assets and liabilities that will not be acquired by the Company, (ii) reflect purchase method of accounting adjustments associated with the Company's acquisition of ATCO,(iii) adjust historical results of operations to reflect the Timber Purchase Agreement, (iv) include estimated incremental administrative expenses associated with the Company's operation as a public company, and (v) reflect other adjustments, such as the issuance of Common Stock and incurrence of indebtedness, as discussed in "The Formation Transactions."

  ATCO's fiscal year-end has historically been July 31. For purposes of preparing the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997, ATCO's historical operating results for the five months ended December 31, 1996 were subtracted from ATCO's historical operating results for the year ended July 31, 1997, and ATCO's historical operating results for the five months ended December 31, 1997 were added to ATCO's historical operating results for the year ended July 31, 1997.

  The Pro Forma Condensed Consolidated Financial Information does not purport to represent what the Company's financial position or results of operations actually would have been had the Formation Transactions, in fact, occurred on the dates indicated, or to project the Company's financial position or results of operations at any future date or for any future period. Among other things, the Company's 1998 harvest plan differs from the actual volumes harvested in 1997, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Certain Factors Affecting Results of Operations and Cash Flow--Harvest Levels."

  The Pro Forma Condensed Consolidated Financial Information should be read in conjunction with (i) the Company's historical consolidated balance sheet as of February 27, 1998, (ii) the Potlatch Southern Timberlands' historical financial statements, and (iii) ATCO's historical consolidated financial statements, all of which are included elsewhere herein.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                   HISTORICAL
                           ---------------------------
                                    POTLATCH
                                    SOUTHERN             PRO FORMA
                           COMPANY TIMBERLANDS  ATCO    ADJUSTMENTS    PRO FORMA
                           ------- ----------- -------  -----------    ---------
Revenues:
 Timber sales............   $ --     $40,449   $ 3,676   $  22,519 (a)  $69,957
                                                             3,313 (b)
 Other revenue...........     --         --    104,196    (104,196)(c)      --
                            -----    -------   -------   ---------      -------
   Total revenues........     --      40,449   107,872     (78,364)      69,957
                            -----    -------   -------   ---------      -------
Costs and Expenses:
 Depletion, depreciation
  and amortization.......     --       1,683     9,247      11,574 (d)   22,504
 Operating expenses......     --       4,788    86,495     (84,245)(c)    7,038
 General and
  administrative
  expenses...............     --         --        --        2,915 (e)    2,915
                            -----    -------   -------   ---------      -------
   Total costs and
    expenses.............     --       6,471    95,742     (69,756)      32,457
                            -----    -------   -------   ---------      -------
Earnings from operations.     --      33,978    12,130      (8,608)      37,500
Other income, net........     --       1,362     1,046       2,997 (c)    5,405
Interest expense.........     --         --     (4,438)      2,378 (c)   (9,214)
                                                            (7,154)(f)
                            -----    -------   -------   ---------      -------
Earnings before minority
 interest and income
 taxes...................     --      35,340     8,738     (10,387)      33,691
Minority interest in
 Partnership income......     --         --     (2,710)      2,710 (c)
                                                                   (g)
                            -----    -------   -------   ---------      -------
Earnings before income
 taxes...................     --      35,340     6,028
Income taxes.............     --         --     (2,656)      2,656 (c)
                                                                   (h)
                            -----    -------   -------   ---------      -------
  Net earnings...........   $ --     $35,340   $ 3,372   $              $
                            =====    =======   =======   =========      =======
Weighted average number
 of shares...............
                                                                        =======
Net earnings per share
 (i).....................                                               $
                                                                        =======
Other Data:
  Funds from Operations
   (j)...................                                               $54,869
                                                                        =======
  Cash Available for
   Distribution before
   taxes on retained
   capital gains (k).....                                               $52,524
                                                                        =======

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                   HISTORICAL
                          ----------------------------
                                   POTLATCH
                                   SOUTHERN              PRO FORMA
                          COMPANY TIMBERLANDS   ATCO    ADJUSTMENTS    PRO FORMA
                          ------- ----------- --------  -----------    ---------
ASSETS:
Cash and cash
 equivalents............. $  --     $   --    $  1,711   $ (1,711)(l)  $      2
                                                                2 (m)
Other current assets.....    --         --      23,921    (22,725)(l)     1,196
Timber and timberlands,
 net.....................    --      52,328      9,281    355,523 (n)   417,132
                                                                  (o)
Property, plant and
 equipment, net..........    --         479     64,300    (63,300)(l)     2,979
                             --         --         --       1,500 (p)
Commercial real estate
 and farmland............    --         --      29,801     13,199 (n)    43,000
Other assets.............    --         --       3,085     (3,085)(l)       --
                          ------    -------   --------   --------      --------
  Total assets...........    --     $52,807   $132,099   $279,403      $464,309
                          ======    =======   ========   ========      ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT):
Accounts payable and
 accrued expenses........ $  --     $ 1,316   $ 15,493   $(13,599)(l)  $  3,210
Long-term debt...........    --         --     104,143    (85,198)(l)   132,106
                                                          113,161 (q)
Deferred taxes...........    --         --      13,971    (13,971)(l)
                                                                  (o)
Other long-term
 liabilities ............    --         --       1,507     (1,507)(l)       --
Minority interest........    --         --       2,862     (2,862)(l)    52,991
                                                           52,991 (p)
Stockholders' equity
 (deficit)...............    --      51,491     (5,877)   (45,614)(l)   276,002
                                                                2 (m)
                                                          276,000 (r)
                          ------    -------   --------   --------      --------
  Total liabilities and
   stockholders' equity.. $  --     $52,807   $132,099   $279,403      $464,309
                          ======    =======   ========   ========      ========

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  (a) To record timber sales from the ATCO Timberlands to Potlatch in accordance with the terms of the Timber Purchase Agreement as if the agreement were in effect for the entire period. The adjustment consists of the actual volume of fee timber used for the year ended December 31, 1997 by ATCO's converting assets, multiplied by the prices that the Company estimates would have been determined pursuant to the Timber Purchase Agreement had it been in effect for such period.

  (b) To adjust the price for timber transferred from the Potlatch Southern Timberlands to Potlatch converting facilities to incorporate the pricing that the Company estimates would have been determined pursuant to the Timber Purchase Agreement had it been in effect for such period.

  (c) Reflects the elimination of the results of operations related to ATCO assets and liabilities that will not be acquired by the Company. Historically, ATCO's activities have largely been comprised of converting timber into finished goods and selling those finished goods. As described under "The Formation Transactions," certain of ATCO's converting assets and log transportation operations will be sold to Potlatch.

  (d) Reflects the following depletion, depreciation and amortization adjustments:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1997
                                                                 --------------
                                                                 (IN THOUSANDS)
   Elimination of historical ATCO depletion, depreciation and
    amortization................................................    $ (9,247)
   New depletion expense related to application of purchase
    method of accounting to ATCO timberlands....................      19,525
   New depreciation expense related to application of purchase method of accounting to ATCO commercial real estate,
    equipment and office building...............................       1,296
                                                                    --------
     Net adjustment.............................................    $ 11,574
                                                                    ========

  (e) Reflects management's estimate of the following recurring incremental general and administrative costs of the Company:

                                 YEAR ENDED
                                DECEMBER 31,
                                    1997
                               --------------
                               (IN THOUSANDS)
   Salaries, including pay-
    roll taxes and benefits..      $1,550
   Legal, accounting, SEC re-
    porting and other stock-
    holder costs.............         455
   Other administrative......         910
                                   ------
     Total adjustment........      $2,915
                                   ======

  (f) To adjust interest expense to reflect a full year of interest on borrowings either incurred or assumed by the Company in connection with the Formation Transactions.

  (g) To reflect Potlatch's equity in earnings of the Partnership. The calculation of Potlatch's equity in the Partnership's earnings will include any realization of "built-in gains" on assets contributed by Potlatch to the Partnership (that is, the excess of fair market value over accounting basis when such assets were contributed to the Partnership in the Formation Transactions), which amounted to $ . In addition, Potlatch will be allocated its proportionate share (initially %) of any earnings or losses realized by the Partnership after taking into account the "built-in gains." See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and "The Partnership Agreement."

  (h) To provide for federal and state income taxes on retained capital gains and Arkansas state income taxes. Arkansas is the only state in which the Company presently anticipates doing business which has not conformed to federal tax law changes affecting REITs made in 1997. It is not possible to predict whether Arkansas will conform to such changes and, if it does so, whether such conformity would be retroactive to the effective date of the 1997 federal tax law changes. Accordingly, for Arkansas state tax purposes, the Company would likely be considered a regular corporation and, if so, would be subject to the relevant income, franchise or income-based excise taxes imposed by such state on the Company's income sourced to such state, until such time as Arkansas either conforms with federal law or the Company otherwise qualifies as a REIT under the law relating to REITs prior to 1997. Arkansas has a history of passing conforming legislation, but not on a retroactive basis. Accordingly, a provision for Arkansas state income taxes has been included in the Pro Forma Condensed Consolidated Statement of Operations. See "Risk Factors--Other Tax Risks" and "Certain Federal Income Tax Considerations."

  The provision for income taxes consists of the following:

                                                            FEDERAL STATE TOTAL
                                                            ------- ----- -----
                                                              (IN THOUSANDS)
   Retained capital gains..................................   $      $     $
   Arkansas nonconformity..................................    --    971   971
                                                              ---    ---   ---
                                                              $      $     $
                                                              ===    ===   ===

  (i) The weighted average number of shares outstanding used to calculate net earnings per share consists of Common Stock and Special Voting Stock. Partnership Units owned by Potlatch are exchangeable under certain circumstances for Common Stock of the Company and are common stock equivalents. The impact of the Partnership Units is antidilutive, however. Therefore, the Partnership Units have not been included in the weighted average number of shares outstanding used to calculate net earnings per share.

  (j) The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. The Company calculates Funds from Operations as net earnings (computed in accordance with GAAP) excluding significant non-recurring items, gains (or losses) from debt restructuring and major sales of property, plus minority interest, income taxes paid on retained capital gains, depletion and real estate-related depreciation and amortization (including amortization of logging roads) and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividends. Depletion is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. The Company believes that it is appropriate to include depletion in calculating Funds from Operations in part because depletion is analogous to the real estate-related depreciation and amortization typically included in Funds from Operations by non-timber REITs. The definition of Funds from Operations approved by NAREIT includes real estate-related depreciation and amortization but does not specifically address timber-related depletion. In addition, as explained in footnote (2) under "Distribution Policy," the Company includes any income taxes paid on retained capital gains in its calculation of Funds from Operations. The definition of Funds from Operations approved by NAREIT does not include such taxes. Due to the Company's inclusion of depletion and any taxes paid on retained capital gains in its calculation, the Company's Funds from Operations will not be directly comparable to Funds from Operations reported by other REITs, including REITs that define the term using the definition of Funds from Operations approved by NAREIT. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1997
                                                                 --------------
                                                                 (IN THOUSANDS)
   Calculation of Funds from Operations:
     Pro forma net earnings.....................................    $
     Plus pro forma depletion, and real estate-related
      depreciation and amortization.............................     22,149
     Plus pro forma minority interest in Partnership income.....
     Plus pro forma income taxes on retained capital gains......
                                                                    -------
       Funds from Operations....................................    $54,869
                                                                    =======

  (k) Cash Available for Distribution means Funds from Operations plus non-real estate-related depreciation and amortization, minus capital expenditures and principal payments on indebtedness. Cash Available for Distribution is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which such adjustments were made necessarily intended to be a basis for determining future distributions.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1997
                                                                  --------------
                                                                  (IN THOUSANDS)
   Calculation of Cash Available for Distribution:
     Pro forma Funds from Operations.............................    $54,869
     Plus non-real estate-related depreciation and amortization..        355
     Subtract capital expenditures...............................     (2,219)
     Subtract principal payments on indebtedness.................       (481)
                                                                     -------
       Cash Available for Distribution before income taxes on
        retained capital gains...................................    $52,524
                                                                     =======

  (l) Reflects the elimination of the assets and liabilities of ATCO that will not be acquired by the Company.

  (m) Reflects the issuance by the Company of one share of Special Voting Stock, as described elsewhere in this Prospectus, for $1,500.

  (n) To adjust the cost basis of ATCO assets to reflect the Company's purchase (in thousands):

   Elimination of historical cost of ATCO timber and timberlands, net of accumulated depletion.........................................  $ (9,281)
   Purchase price of ATCO timber and timberlands.....................   364,804
                                                                       --------
     Net adjustment..................................................  $355,523
                                                                       ========
   Elimination of historical cost of ATCO commercial real estate and farmland, net of accumulated depreciation........................  $(29,801)
   Purchase price of ATCO commercial real estate and farmland........    43,000
                                                                       --------
     Net adjustment..................................................  $ 13,199
                                                                       ========

  The total purchase price of $410 million is comprised of (in thousands):

   Proceeds from debt financing arrangements.........................  $113,161
   Net proceeds from the sale of      shares of Common Stock.........   276,000
   Liabilities of ATCO assumed by the Company........................    20,839
                                                                       --------
     Total purchase price............................................  $410,000
                                                                       ========

  The $410 million total purchase price is allocated to the assets and liabilities of the Company based on fair values as follows (in thousands):

   Assets acquired:
     Timber and timberlands........................................... $364,804
     Commercial real estate and farmland..............................   43,000
     Equipment........................................................    1,000
     Current assets...................................................    1,196
                                                                       --------
                                                                        410,000
   Less:
     Accounts payable and accrued expenses assumed....................   (1,894)
     Long-term debt assumed...........................................  (18,945)
                                                                       --------
       Net assets acquired............................................ $389,161
                                                                       ========

  (o) To record deferred income taxes. The amount is calculated by applying the expected effective tax rate to the portion of the difference between the purchase price of the ATCO assets and the respective tax bases of the affected assets.

  (p) To record the portion of Potlatch's interest in the Company attributable to Potlatch's contribution to the Partnership of the net assets of the Potlatch Southern Timberlands and an office building in Memphis, Tennessee acquired from ATCO. For financial accounting purposes, Potlatch's interest is credited at Potlatch's carrying cost of the assets to be contributed to the Partnership.

  (q) To record borrowings of $113.2 million under the Company's Credit
Facility.

  (r) Reflects the issuance by the Company of      shares of Common Stock, as
described elsewhere in this Prospectus, at an assumed initial public offering
price of $     per share for net proceeds of approximately $276 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company is a real estate investment trust ("REIT") formed to acquire approximately 824,000 fee acres of timberlands in the southeastern United States, comprising Potlatch's Arkansas timberlands (the "Potlatch Southern Timberlands") and all of ATCO's timberlands and other real estate assets (the "ATCO Timberlands," and collectively with the Potlatch Southern Timberlands, the "Initial Timberlands"). The Company will acquire the ATCO Timberlands, which consist of 324,000 acres of primarily hardwood timberlands concentrated in Arkansas and Mississippi, in a cash merger funded in part from the net proceeds of the Offering. See "The Formation Transactions." The Potlatch Southern Timberlands comprise approximately 500,000 fee acres and approximately 14,000 leased acres of primarily softwood lands located in southern Arkansas. The Initial Timberlands contain an estimated total merchantable timber volume of approximately 2.9 billion board feet of sawtimber and 24.1 million tons of pulpwood. See "Business."

  The Company will conduct its business solely through the Partnership, a Delaware limited partnership in which the Company will initially hold a % interest as the sole general partner. The Company's financial statements will consolidate those of the Partnership. Accordingly, references to the "Company" in this discussion include references to the Partnership unless the context otherwise requires.

  The discussion below first addresses certain factors that are expected to have particularly significant effects on the Company's future results of operations and cash flow, followed by a discussion of the pro forma results of operations and financial condition of the Company after giving effect to the Company's acquisition of ATCO and the consummation of the Offering, as described under "The Formation Transactions." The Potlatch Southern Timberlands' historical results are then discussed under "--Historical Results of Operations of Potlatch Southern Timberlands." The following discussions should be read in conjunction with the "Pro Forma Condensed Consolidated Financial Information," "Selected Financial and Operating Information of the Potlatch Southern Timberlands" and "Selected Consolidated Financial Information of ATCO" appearing elsewhere in this Prospectus, as well as the historical financial statements of the Company, the Potlatch Southern Timberlands and ATCO included in this Prospectus.

  The historical financial statements of ATCO and of the Potlatch Southern Timberlands do not reflect recent and anticipated changes in harvest levels as described below under "--Harvest Levels." In particular, due to a recent change in ATCO's harvest strategy, ATCO began to harvest mature timber on the ATCO Timberlands at a higher rate in 1997, and this accelerated harvesting has continued into 1998. As a result, the foregoing historical financial statements will not be directly comparable to the results of operations and cash flow that the Company will derive from the ATCO Timberlands and the Potlatch Southern Timberlands in future periods. In addition, the historical financial statements of ATCO and of the Potlatch Southern Timberlands will not be comparable to the Company's future results of operations and cash flow due to certain other factors. First, the historical financial statements of ATCO include the results of certain converting facilities and barge operations not being acquired by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of ATCO." Second, the historical financial statements of the

Potlatch Southern Timberlands reflect periods during which the Potlatch Southern Timberlands were operated and managed as part of Potlatch's overall business, as discussed below under "--Historical Results of Operations of Potlatch Southern Timberlands." As an independent company, the Company will incur certain operating, administrative and interest expenses which have not been reflected in the historical financial statements of the Potlatch Southern Timberlands. See "--Expenses" below. Third, the Company's results of operations and cash flow will reflect the terms of the Timber Purchase Agreement, which has not historically applied to ATCO or the Potlatch Southern Timberlands. Fourth, the Company's results of operations will differ from the historical results of ATCO and the Potlatch Southern Timberlands due to the use of the purchase method of accounting for the Company's acquisition of ATCO, which will result in significant depletion (a non-cash expense).

  The Company will account for its acquisition of the ATCO Timberlands under the purchase method, while the Company will carry over Potlatch's low basis in the Potlatch Southern Timberlands. As a result, Potlatch will be allocated all of the "built-in" accounting gain attributable to the Potlatch Southern Timberlands as of their contribution to the Partnership (that is, the difference between fair market value and historical accounting basis as of the contribution date), which gain will be recorded as a component of "minority interest" in the Company's income statement. In addition, the Company's operating income will bear all of the depletion (a non-cash expense) attributable to the Company's stepped-up accounting basis in the ATCO Timberlands. Accordingly, the Company does not expect to record significant net earnings for several years and believes that prospective investors should consider the Company's cash flow, as well as other factors, in evaluating an investment in the Common Stock.

CERTAIN FACTORS AFFECTING RESULTS OF OPERATIONS AND CASH FLOW

  Historically, the Initial Timberlands have been the principal source of raw material for Potlatch's converting facilities in the southeastern United States, including the lumber and veneer converting facilities that Potlatch will acquire from ATCO and certain related entities in connection with the Formation Transactions. In 1997, approximately 68% of the sawtimber requirements of Potlatch's mills in the Southeast were met with timber harvested from the Potlatch Southern Timberlands, and substantially all of the sawtimber requirements of ATCO's mills were met with timber harvested from the ATCO Timberlands. In connection with the Formation Transactions, the Company has entered into the long-term Timber Purchase Agreement covering all of the Initial Timberlands, pursuant to which Potlatch will purchase and harvest all of the standing timber designated by the Company on an annual basis, subject to limited exceptions. Potlatch's purchases under this agreement will initially account for substantially all of the Company's revenues and cash flow. See "--Harvest Levels" and "--Timber Prices" below, and "Business--Sales and Markets--The Timber Purchase Agreement."

  The Company's results of operations and cash flow will be affected by several factors including harvest levels on its timberlands, timber prices and operating expenses.

  HARVEST LEVELS. Harvest levels will depend upon a number of factors. First, harvest levels will depend upon the Company's estimates of the "sustainable yield" from its properties. One of the Company's principal strategies is to manage its timberlands on a sustainable yield basis over the long term, reflecting a balance between timber growth and harvesting, which is also required under the Timber Purchase Agreement. However, with Potlatch's concurrence, the Company may choose to harvest timber from time to time at levels above the Company's then-current estimate of sustainability for various reasons, including to improve its lands' long-term productivity.

  The following table summarizes the historical harvest levels on the Initial Timberlands and ranges of estimated harvest levels. As described more fully below, actual harvest levels can be expected to differ from these estimates due to a number of factors, many of which will be beyond the Company's control.

                                SOFTWOOD   HARDWOOD    SOFTWOOD     HARDWOOD
                                SAWTIMBER  SAWTIMBER   PULPWOOD     PULPWOOD
                                ---------- ---------- -----------  -----------
    YEAR                          (MMBF)     (MMBF)   (TONS 000S)  (TONS 000S)
    ----                        ---------- ---------- -----------  -----------
   Actual:
   1994........................       63         58         187(1)       280(1)
   1995........................       80         49         315(1)       230(1)
   1996........................       94         63         392(1)       540(2)
   1997........................       97         93         376(1)       704(2)
   Harvest Plans(3):
   1998........................   90-100    102-112     340-376     923-1021
   1999........................   90-100    102-112     340-376      895-989
   2000........................   90-100    102-112     340-376      866-958
   2001........................   90-100    102-112     288-318      857-947
   2002........................   90-100    102-112     288-318      782-864
   2003........................   90-100     98-108     287-317      782-864

--------
(1) Potlatch Southern Timberlands only. Pulpwood harvest data for the ATCO Timberlands are not available for calendar 1994 and 1995. Softwood pulpwood data for 1996 and 1997 excludes immaterial volumes harvested by ATCO.
(2) Includes softwood pulpwood harvested from the ATCO Timberlands, which ATCO estimates were immaterial.
(3) 1998 and 1999 estimates represent 95% to 105% of the volumes designated in the initial two-year harvest plan under the Timber Purchase Agreement, which range was selected because a shortfall in Potlatch's actual harvest volumes from the volumes designated under the agreement will not constitute a breach of the agreement so long as at least 95% of the designated volume is harvested during the relevant year or within specified cure periods. Amounts shown for 2000 to 2003 are based on management's current estimates.

  The differences between historical harvest levels and the Company's current harvest plans are due to changes in silvicultural practices and harvesting strategies that Potlatch and ATCO began to implement over the past three years.

  From 1994 to 1997, Potlatch's softwood sawtimber harvesting increased somewhat as Potlatch began to shift an increasing percentage of its softwood acreage to plantations, as described more fully below. Potlatch's softwood pulpwood harvest levels fluctuated over this three-year period primarily due to variations in the acreage of softwood plantations reaching ages appropriate for thinning, and Potlatch's hardwood pulpwood harvests declined due primarily to the sale of a hardwood tract in 1994. ATCO's harvest levels through the mid-1990s reflect its historical business objective of enhancing the asset value of its timber resources by maximizing the growing stock volume of desirable species in good condition for the production of high-quality hardwood sawtimber. In the mid-1990s, ATCO achieved its resource management goals for quality and growing stock volume, and in early 1997, ATCO shifted its business objective from enhancing asset value to maximizing both cash flow and timber growth rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of ATCO." Due to ATCO's shift in strategy, its hardwood harvest levels increased approximately 44% from calendar 1996 to 1997, as ATCO began to harvest large-diameter timber at a higher rate in order to increase cash flow and improve the long-term growth rates of the remaining, younger timber. ATCO's new harvesting strategy also contributed to an increase in its pulpwood harvest in 1997. As explained more fully below, the Company intends to continue to implement this strategy, resulting in increased harvests of hardwood sawtimber and pulpwood.

  The Company's anticipated harvest levels for its softwoods and hardwoods will reflect the different silvicultural practices and resource management objectives applicable to these two types of timber. In softwoods, the Company's harvest plans will be significantly affected by its plan to improve long-term growth rates and harvest levels by shifting an increasing percentage of its softwood acreage from an "uneven-aged" condition to "even-aged" stands which consist of trees of similar ages and sizes. This management change, which Potlatch began in the mid-1990s, is being effected by clear-cutting selected tracts, then planting genetically improved seedlings. As these stands continue to be cut to make way for faster-growing seedlings, the Company anticipates that its immediate-term softwood sawtimber harvest levels will approximate 1996 and 1997 levels. As these faster-growing trees mature, however, softwood sawtimber harvest levels are expected to rise to a level exceeding the Company's average level in the early- to mid-1990s. Softwood pulpwood harvest levels are expected to decline by approximately 15% from current levels over the next four to five years due to an imbalance in the current age distribution of plantations, which will result in fewer stands ready to be thinned over that period.

  Over the next five years, hardwood harvest levels are expected to exceed the levels that prevailed prior to 1997 and are anticipated to be between approximately 102 MMBF and 112 MMBF per year. This increased harvest level reflects the recent shift in ATCO's business objective as discussed above. Within approximately five years, the Company anticipates that this accelerated harvesting will be substantially complete, resulting in longer-term estimated harvest levels of hardwoods that are slightly below the current, accelerated harvest level but above the historical average on the ATCO Timberlands.

  Actual harvest levels can be expected to differ from the estimates set forth in the Company's harvest plans. Among other things, the Company's long-term harvest plans reflect its present estimate of long-term sustainable yield. The Company's calculation of the sustainable yield from its properties, and thus its harvest plans, will change over time, due in part to genetic improvements and other silvicultural advances. Harvest levels may also be affected by natural disasters, timber growth rates, regulatory constraints and other factors, many of which are beyond the Company's control.

  The Company's annual harvest levels will also fluctuate due to seasonal weather factors. Softwood harvesting activities are somewhat limited during the three- to four-month Winter rainy season in Arkansas. Rainfall from November to April also depresses harvest volumes to some extent in the Company's hardwood operations, due in part to the seasonal rise in the Mississippi River. The Company's revenues and cash flow will be significantly reduced during the foregoing periods. See "--Historical Results of Operations of Potlatch Southern Timberlands--Quarterly Results."

  Initially, Potlatch will harvest all of the timber to be harvested from the Company's timberlands pursuant to the Timber Purchase Agreement, which has an initial term of 20 years and may be extended by either party for up to 18 successive ten-year periods. The agreement covers all of the Initial Timberlands. Timberlands that may be acquired by the Company in the future in specified regions near Potlatch's and ATCO's current converting facilities and lands offered to the Company in a Potlatch acquisition consisting primarily of non-timberland assets may also become subject to the agreement at Potlatch's election. Under the agreement, Potlatch will purchase all of the standing timber designated in the Company's harvest plans at prices designed to reflect fair market value on a stumpage basis. See "--Timber Prices" below. The Company will recognize revenues when legal ownership and the risk of loss pass to Potlatch. Payments under the agreement will generally be made monthly. See "Business--Sales and Markets--The Timber Purchase Agreement."

  TIMBER PRICES. The Company's results of operations and cash flow will depend substantially upon the market price for timber in its operating regions and, accordingly, are expected to fluctuate. Pursuant to the Timber Purchase Agreement, timber from the Company's timberlands will be sold to Potlatch at prices designed to reflect fair market value on a stumpage basis. The agreement provides that, in determining fair market value, Potlatch and the Partnership will consider such factors as they deem relevant. Initially, prices will generally reflect the two methods by which Potlatch has historically supplied its sawmills: (1) purchasing logs on a "delivered log" basis at the mill, and (2) stumpage purchases through competitive bidding or otherwise. Accordingly, initial prices will generally take into account (i) the price paid in arm's-length transactions for comparable logs delivered to the mill, less Potlatch's average costs of logging and transporting the logs to the mills where they are to be processed, and (ii) prices paid in stumpage sales. Where Potlatch assigns its right to harvest timber at the stump, Potlatch will pay the Partnership the actual price paid in a competitive bid sale (or such other price as the Partnership may agree), less an administrative charge. The prices paid by Potlatch for timber from the Initial Timberlands will be redetermined quarterly, and retroactive reconciling payments will be made if necessary. See "Business--Sales and Markets--The Timber Purchase Agreement."

  Over the long term, United States timber prices have historically appreciated faster than general inflation, although prices can be expected to fluctuate in the short term due to the cyclical nature of the forest products industry and the factors discussed under "Business--Timber Supply" and "Business--Timber Demand." The following graph illustrates trends in timber prices in the southern United States, as reported in a trade publication.

     Historical Southern Stumpage Prices(a) Yearly Indexed Price History

                  Pine          Hardwood           Oak           Pine           Hardwood
               Sawtimber        Sawtimber       Sawtimber      Pulpwood         Pulpwood         CPI Index
               ---------        ---------       ---------      --------         --------         ---------
1987            100.0%            100.0%           100.0%        100.0%           100.0%            100.0%
1988            113.9             103.1            109.4         106.6            124.7             104.1
1989            111.1             109.2            117.6         117.0            173.2             109.1
1990            118.5             115.4            136.5         130.5            173.2             115.0
1991            117.6             123.1            134.1         136.4            173.2             119.8
1992            148.1             147.7            156.5         159.0            230.8             123.5
1993            175.9             206.2            215.3         181.7            288.6             127.1
1994            226.9             195.4            208.2         180.4            284.6             130.4
1995            246.3             218.5            242.4         195.1            410.9             134.1
1996            219.4             190.8            232.9         193.6            366.0             138.0
1997            269.4             218.5            270.6         221.7            439.0             141.3

-----------------
(a) Source: Timber Mart-South, 1998. Data for the Southeastern United States.
            Hardwood sawtimber includes a mix of hardwood species; excludes oak.

  Local timber prices often differ significantly from regional or national averages, due to variations in fiber quality, local converting capacity and demand, and other factors. Due to the high quality of its timber, ATCO has generally realized higher stumpage prices for timber from the ATCO Timberlands than regional averages. For example, the Company estimates that over 40% of ATCO's hardwood sawtimber is USFS #1 grade, which is more than four times the recent average on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data. However, there can be no assurance that the Company will continue to receive prices that exceed regional or national prices.

  In addition, timber prices are indirectly affected by lumber prices, which fluctuate depending upon a number of factors including lumber imports from Canada. However, imports of wood products have historically been limited by freight costs and, since April 1996, by the five-year U.S.-Canada lumber trade agreement.

  EXPENSES. The Company's expenses will consist primarily of costs incurred in certain silvicultural activities, depletion and road amortization, property taxes and administrative expenses, as well as interest expense. The Company generally intends to capitalize silvicultural costs associated with establishing timber stands and certain road building expenditures. Other silvicultural costs, such as the cost of thinning existing stands, will be expensed.

  The Company's financial statements will reflect significant depletion, which is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. Depletion is charged to income as timber is cut and is determined annually, based upon the relationship of unamortized timber costs to the estimated volume of merchantable timber. Due to the acquisition of ATCO under the purchase method of accounting, the depletion associated with the cutting of timber from the ATCO Timberlands will significantly reduce the Company's net income. See "--Overview" above.

  As a result of the Company's status as a public company, the Company's future financial statements will reflect various additional expenses that were not incurred by the Potlatch Southern Timberlands. These are expected to include executive compensation, office rental and occupancy costs, and other corporate administration costs. The Company estimates that these expenses will total approximately $2.9 million in 1998. Potlatch has committed to provide the Company with certain administrative services, in areas such as human resources, accounting and tax, at a price equal to Potlatch's cost. See "Certain Relationships and Transactions." The Company's financial statements will also include interest expense under its initial indebtedness, which will have an initial principal amount of approximately $132.1 million (assuming an
initial public offering price of $    per share), and any future borrowings.
The Company's borrowings under its revolving credit facility will bear interest at variable rates, which will subject the Company to the risk of rising interest rates. See "--Pro Forma Liquidity and Capital Resources" below.

  Due to the Company's status as a REIT, the historical financial statements of the Potlatch Southern Timberlands do not reflect any allocation of federal income tax expense because any such allocation would not be meaningful. The Company plans to elect to be taxed as a REIT commencing with its taxable year ending December 31, 1998. As a REIT, the Company generally will not be taxed on income that it distributes to its stockholders so long as it meets certain organizational and operational requirements. See "Certain Federal Income Tax Considerations--Taxation of the Company." In certain situations, the Company may elect to retain and pay taxes at regular corporate rates on the undistributed portion of its net capital gains. See "Distribution Policy." The Company anticipates that it will generally take the steps necessary to cause its retained capital gains to be deemed distributed to its stockholders. Although required to take their share of such gains into income, stockholders (including tax-exempt U.S. stockholders) may file a claim for refund if their proportionate share of the taxes paid by the Company exceeds their actual tax liability.

  As noted under "Risk Factors--Other Tax Risks--Conformity of States to Federal Law," the failure of the states in which the Company operates to conform to recent federal tax law changes relating to REITs could result in the imposition of a corporate level tax in such states until such time (currently estimated to be four years) as the Company would be able to qualify as a REIT under the law in effect prior to 1997. Arkansas has not yet conformed to such recent changes. Accordingly, the pro forma results of operations assume that the Company will pay state taxes on its income attributable to Arkansas.

PRO FORMA DISCUSSION

  PRO FORMA RESULTS OF OPERATIONS

  The following discussion gives effect to the Formation Transactions and certain pro forma adjustments described under "Pro Forma Condensed Consolidated Financial Information." The

Company's pro forma operating results are not indicative of the Company's future results due to anticipated changes in harvest levels and the other factors discussed above.

  The Company's pro forma revenues for the year ended December 31, 1997 were $70.0 million.

  Pro forma depletion, depreciation and amortization for the year ended December 31, 1997 were approximately $22.5 million, primarily reflecting the significant depletion due to the application of the purchase method of accounting to the acquisition of the ATCO Timberlands. Pro forma operating and general and administrative expenses for the foregoing period were $10.0 million, which includes management's estimate of salaries, legal, accounting and other recurring administrative costs.

  Pro forma other income for the year ended December 31, 1997 was approximately $5.4 million, which included approximately $2.4 million in revenue from hunting leases, as well as approximately $2.6 million in income attributable to approximately 8,000 acres of farmland and interests in six commercial real estate properties to be acquired from ATCO.

  Initially, the Company's financial statements will reflect Potlatch's interest in Partnership income. As described above under "--Overview," when timber is cut from the Potlatch Southern Timberlands, or when any of such timberlands are sold, Potlatch will be allocated all of the accounting income resulting from such assets' "built-in gain" for financial accounting purposes (that is, the excess of fair market value over accounting basis when such assets were contributed to the Partnership), which gain will represent a component of "minority interest" in the Company's income statement. In the future, each partner of the Partnership (initially, Potlatch and the Company) will also be allocated its pro rata share of any accounting gain or loss on sale or harvesting of the Initial Timberlands that is attributable to appreciation or depreciation in the value of the Initial Timberlands after the closing of the Formation Transactions. On a pro forma basis, Potlatch's equity in Partnership income for the year ended December 31, 1997 was approximately
$    million.

  After reflecting Potlatch's pro forma equity in Partnership income, the Company realized pro forma net earnings for the year ended December 31, 1997
of $    million.

  PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

  The net proceeds to the Company from the sale of the      shares of Common
Stock being offered hereby are estimated to be $276.0 million ($317.9 million, if the Underwriters' over-allotment option is exercised in full), assuming an
initial public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds of the Offering, together with approximately
$113.2 million in debt financing ($     million, if the Underwriters' over-
allotment option is exercised in full) to fund its acquisition of ATCO. Immediately after the consummation of the Offering and the Formation
Transactions, the Company will have approximately $     million in cash and
approximately $132.1 million in outstanding indebtedness (assuming the foregoing initial public offering price and no exercise of the Underwriters' over-allotment option), including approximately $18.9 million in indebtedness assumed in the ATCO acquisition, which is secured by six commercial real estate properties. The Company anticipates that its initial working capital, together with anticipated cash flow from operations and anticipated borrowings under the new credit facility described below, will provide adequate liquidity to fund its activities and allow for distributions to stockholders in accordance with the Company's initial distribution policy through the quarter ending June 30, 1999. However, to the extent that these sources of funds are inadequate, additional funds will be required. In particular, one of the Company's principal business strategies is to acquire additional timberlands. The implementation of this strategy will require the Company to make significant capital expenditures, and may require the Company to obtain additional external financing beyond its credit facility.

  As of December 31, 1997, the Company had no material commitments for capital expenditures. Capital expenditures are expected to consist primarily of (i) timberland acquisition costs, (ii) certain reforestation costs, which are anticipated to increase in the near term due to the Company's planned conversion of uneven-aged pine stands to even-aged plantations, and (iii) road building and maintenance. The Company estimates that its capital expenditures for 1998, excluding any potential acquisitions, will be approximately $5.2 million.

  CREDIT FACILITY

  The Company has received a loan commitment for, and intends to obtain, a $200 million unsecured revolving line of credit (the "Credit Facility") from a syndicate of commercial banks prior to the closing of the Offering. Under the loan commitment, the Credit Facility will have a term of five years and may be used for acquisitions, working capital and general corporate purposes. The loan commitment provides that borrowings under the Credit Facility will bear interest at a variable interest rate equal to a LIBOR rate for the LIBOR period selected by the Company, plus a margin of between 40 and 60 basis points, depending upon the Company's interest coverage ratio, or, at the Company's election, at the prime rate of the agent bank in effect from time to time. In addition, the loan commitment states that the Company will be required to pay a quarterly facility fee equal to between 10 and 15 basis points of the total amount of the Credit Facility, depending upon the Company's interest coverage ratio. The loan commitment provides that the Credit Facility will be payable interest only, quarterly in arrears (or at the end of a LIBOR period), until the end of its term, at which time all unpaid principal and interest becomes due and payable. However, if the Company sells assets with a price in excess of $100 million, the Company will be required to prepay a portion of the outstanding principal balance of the Credit Facility equal to 50% of the net cash proceeds received in the sale of the assets sold, and the amount available for borrowing under the Credit Facility will be permanently reduced by a like amount unless a specified leverage ratio test would be met after giving effect to such sale. The Company expects that the Credit Facility will be subject to an interest coverage ratio covenant, a timber value to funded debt ratio covenant and other covenants, terms and conditions of the type customary for similar credit facilities. Upon the closing of the Offering, the Company intends to borrow approximately $113.2 million under the Credit Facility (based on the assumptions set forth above) in order to (i) repay $21.4 million of a loan from Potlatch to ATCO, representing the portion of the loan which the Company assumed in the Formation Transactions, and (ii) fund the portion of the ATCO acquisition not funded from the proceeds of the Offering. The Partnership will assume the Company's obligations under the Credit Facility. The Company intends to use the remaining available borrowings for acquisitions and, if necessary, to fund the payment of stockholder distributions.

  LIMITATIONS ON INDEBTEDNESS

  In obtaining debt financing, the Company will be required to comply with certain covenants in the Credit Facility, as described above, and with contractual provisions in the Partnership Agreement. The Company and the Partnership have agreed to refrain from taking actions that would cause Potlatch to breach its debt covenants or any similar covenants in Potlatch's future debt instruments, so long as they are no more restrictive than the existing covenants. Potlatch's debt covenants will generally apply to the Company so long as Potlatch owns more than 50% of the Company's voting power or consolidates the Company for financial reporting purposes.

  Potlatch's debt covenants include financial ratios and other quantitative tests. Under the most restrictive of these covenants (requiring a ratio of consolidated net tangible assets to "Funded Debt" (as defined) of at least 2-to-1), and assuming that the Offering and Formation Transactions had occurred on December 31, 1997, Potlatch and the Company could together have incurred approximately $280.0 million in additional Funded Debt as of that date without breaching such covenant, assuming that the Company had $113.2 million in indebtedness under its Credit Facility as of that date. As consolidated net tangible assets increase through acquisitions or otherwise, the amount of Funded Debt permitted under this covenant will increase. In the future, however, Potlatch will not be prevented from incurring indebtedness or otherwise utilizing most or all of the available capacity under Potlatch's debt covenants while they apply to the Company. Potlatch's debt covenants also include (i) a limitation on liens (subject to certain exceptions including exceptions for purchase money liens), (ii) a limitation on sale-leaseback transactions, and (iii) limitations on certain mergers and other fundamental transactions. The Partnership has also agreed pursuant to the Timber Purchase Agreement and the Partnership Agreement to obtain Potlatch's consent before encumbering any of the Potlatch Southern Timberlands, subject to limited exceptions. See "The Partnership Agreement."

  FUNDS FROM OPERATIONS; STOCKHOLDER DISTRIBUTIONS

  The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. The Company calculates Funds from Operations as net earnings (computed in accordance with GAAP), excluding significant non-recurring items, gains (or losses) from debt restructuring and major sales of property, plus minority interest, income taxes paid on retained capital gains, depletion and real estate-related depreciation and amortization (including amortization of logging roads) and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividends. Depletion is a non-cash expense representing amortization of the costs associated with acquiring or establishing timber stands. The Company believes that it is appropriate to include depletion in calculating Funds from Operations in part because depletion is analogous to the real estate-related depreciation and amortization typically included in Funds from Operations by non-timber REITs. The definition of Funds from Operations approved by NAREIT includes real estate-related depreciation and amortization but does not specifically address timber-related depletion. In addition, as explained in footnote (2) under "Distribution Policy," the Company includes any income taxes paid on retained capital gains in its calculation of Funds from Operations. The definition of Funds from Operations approved by NAREIT does not include such taxes. Due to the Company's inclusion of depletion and any taxes paid on retained capital gains in its calculation, the Company's Funds from Operations will not be directly comparable to Funds from Operations reported by other REITs, including REITs that define the term using the definition of Funds from Operations approved by NAREIT. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions. The Company's anticipated initial distribution rate is based on an estimate of the Company's Funds from Operations for 1998. This estimate is based on the Company's pro forma Funds from Operations for the year ended December 31, 1997, with certain adjustments to reflect anticipated changes in harvest levels. See "Distribution Policy." The Company's estimate of Funds from Operations is being made solely for the purpose of setting the initial distribution rate and is not intended to be a projection of the Company's results of operations or its liquidity, nor is the methodology used to set the anticipated initial rate necessarily intended to be a basis for determining future distributions.

  Because the Company expects that its income will consist largely of capital gains, the Company does not believe it will be required to distribute any material amounts of cash in order to maintain its status as a REIT. See "Certain Federal Income Tax Considerations--Taxation of the Company" and "Distribution Policy." The Company's ability to make distributions to stockholders will be affected by quarterly fluctuations in timber prices and other factors. See "Risk Factors--Potential Limitations on Distributions." Due to seasonal limitations on harvesting in the first quarter, the Company anticipates that it may need to raise funds in order to make distributions to stockholders in certain periods to maintain its desired distribution rate. See "--Overview" above.

  The Company's ability to make distributions may also be affected by potential differences between the Company's share of cash distributions from the Partnership and the amount of taxable income allocated to the Company under the Partnership Agreement. See "Distribution Policy" and "Risk Factors-- Potential Differences between Taxable Income and Cash Available for Distribution." If, after giving effect to the Company's distributions for a tax year, the Company has not distributed 100% of its net taxable income (including capital gains), then the Company will be required to pay tax on the undistributed portion of such taxable income at regular federal corporate tax rates (currently 35%). In such cases, the Company anticipates that it would generally make an election pursuant to which
(i) such taxes would be treated as having been paid on behalf of the Company's stockholders, who would be allowed a credit on their tax returns in the amount of their share of the taxes paid by the Company and (ii) such retained capital gains would be treated as having been distributed to the Company's stockholders. Stockholders (including tax-exempt stockholders) will be able to file a claim for refund if such credit exceeds their actual tax liability (if any). If the Company has funds available (including from operations, borrowings, equity issuances, sales of assets or otherwise), the Company may elect to use such funds to pay taxes on its retained capital gains. If such funds are not available or, in the judgment of the Board of Directors, it would not be in the best interests of the Company and its stockholders to obtain or use such funds to pay such taxes, then the amount of cash actually distributed to the Company's stockholders may be reduced. See "Distribution Policy" and "Certain Federal Income Tax Considerations--Taxation of Taxable U.S. Stockholders--Distributions by the Company."

HISTORICAL RESULTS OF OPERATIONS OF POTLATCH SOUTHERN TIMBERLANDS

  The net earnings of the Potlatch Southern Timberlands were $35.3 million, $21.6 million and $25.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Summary results for the Potlatch Southern Timberlands are shown below in thousands of dollars (except for timber volumes and prices):

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1996     1997
                                                     -------- -------- --------
   SUMMARY FINANCIAL DATA:
   Revenues......................................... $ 29,715 $ 28,318 $ 40,449
   Costs and expenses...............................    5,630    7,989    6,471
                                                     -------- -------- --------
   Earnings from operations.........................   24,085   20,329   33,978
   Other income, net................................    1,537    1,252    1,362
                                                     -------- -------- --------
   Net earnings..................................... $ 25,622 $ 21,581 $ 35,340
                                                     ======== ======== ========
   OTHER DATA:
   Volumes:
     Sawtimber (MBF)................................   81,831   93,498   97,169
     Pulpwood (tons)................................  545,583  624,577  583,061
   Average internal transfer prices:
     Sawtimber (MBF)................................ $ 311.09 $ 258.03 $ 367.19
     Pulpwood (tons)................................ $   7.81 $   6.71 $   8.18

  During the foregoing periods, the Potlatch Southern Timberlands' revenues consisted primarily of timber sales, predominantly to Potlatch converting facilities. Historical timber sales have been calculated based on actual harvest volumes multiplied by internal transfer prices.

  In addition to sales of timber, revenues also include minor sales of timberlands to parties other than Potlatch. The timberlands sold have generally consisted of smaller tracts that were considered to be less productive or not as strategically located as the remainder of Potlatch's southern lands.

  The Potlatch Southern Timberlands' historical costs and expenses consist of depletion, road amortization and maintenance, timberland administration and property taxes. Because the cash position of the Potlatch Southern Timberlands has historically been managed by Potlatch through its centralized treasury system, no interest costs or income has been allocated to the Potlatch Southern Timberlands. In addition, the Potlatch Southern Timberlands' operating results do not include general corporate administration expenses such as legal, tax, public affairs, employee relations, external accounting, reporting and auditing, corporate secretary functions and general corporate management costs.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  In 1997, the Potlatch Southern Timberlands generated revenues of $40.4 million on timber sales of approximately 97,169 MBF of sawtimber and 583,061 tons of pulpwood, an increase of 43% from 1996 revenues of $28.3 million on timber sales of approximately 93,498 MBF of sawtimber and 624,577 tons of pulpwood. The improvement in revenues primarily reflected a 42% increase in sawlog prices.

  Depletion, depreciation and amortization was $1.7 million, a 51% decrease from the $3.5 million incurred in 1996. The decrease was primarily attributable to the lower cost basis of timber harvested in 1997, in comparison to the timber stands harvested in 1996 (which included mature stands purchased in 1994 and 1995). Operating expenses were $4.8 million in 1997, a 6% increase from the $4.5 million incurred in 1996.

  Other income increased to $1.4 million in 1997 from $1.3 million in 1996, primarily due to increased timberland sales.

  Net earnings in 1997 were $35.3 million, an increase of 64% from the $21.6 million earned in 1996. The increase is primarily due to higher revenues described above.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  In 1996, the Potlatch Southern Timberlands generated revenues of $28.3 million on timber sales of approximately 93,498 MBF of sawtimber and 624,577 tons of pulpwood, a decrease of 5% from 1995 revenues of $29.7 million on timber sales of approximately 81,831 MBF of sawtimber and 545,583 tons of pulpwood. Revenues fell largely as a result of lower prices for pine sawlogs and pulpwood, which more than offset a 14% increase in sawlog harvest volumes.

  Depletion, depreciation and amortization was $3.5 million in 1996, a 148% increase over the $1.4 million incurred in 1995, which is due to harvesting recently purchased timber stands and an overall increase in harvest activity. Operating expenses were $4.5 million in 1996, a 7% increase over 1995.

  Other income decreased to $1.3 million in 1996 from $1.5 million in 1995, primarily due to reduced timberland sales.

  Net earnings in 1996 were $21.6 million, a decrease of 16% from the $25.6 million earned in 1995. This decrease is attributable to the lower revenues and higher expenses described above.

  QUARTERLY RESULTS OF OPERATIONS

  Historically, the Potlatch Southern Timberlands' results of operations have been depressed in the first quarter and to some extent in the second quarter of each year, due to limitations on harvesting caused by Winter weather. The following table summarizes the results of operations achieved in the eight most recent quarters (dollars in thousands, other than timber prices):

                                         1996                               1997
                          ---------------------------------- ----------------------------------
                           FIRST   SECOND   THIRD    FOURTH   FIRST   SECOND   THIRD    FOURTH
                          QUARTER  QUARTER QUARTER  QUARTER  QUARTER QUARTER  QUARTER  QUARTER
                          -------- ------- -------- -------- ------- -------- -------- --------
SUMMARY FINANCIAL DATA:
Revenues................  $  4,746 $ 5,640 $  9,188 $  8,744 $ 6,004 $  9,067 $ 12,725 $ 12,653
Costs and expenses......     1,507   1,983    2,466    2,033   1,463    1,707    1,647    1,654
                          -------- ------- -------- -------- ------- -------- -------- --------
Earnings from
 operations.............     3,239   3,657    6,722    6,711   4,541    7,360   11,078   10,999
Other income, net.......        61     679      426       86      31    1,115       35      181
                          -------- ------- -------- -------- ------- -------- -------- --------
 Net earnings...........  $  3,300 $ 4,336 $  7,148 $  6,797 $ 4,572 $  8,475 $ 11,113 $ 11,180
                          ======== ======= ======== ======== ======= ======== ======== ========
OTHER DATA:
Volumes:
 Sawtimber (MBF)........    15,210  22,589   33,070   22,629  15,942   24,780   28,797   27,650
 Pulpwood (tons)........   124,168  97,017  211,239  192,153  95,265  115,713  192,996  179,087
Average internal
 transfer prices:
 Sawtimber ($/MBF)......  $ 256.67 $220.48 $ 235.28 $ 329.68 $339.72 $ 348.44 $ 365.50 $ 401.61
 Pulpwood ($/tons)......  $   6.78 $  6.80 $   6.67 $   6.68 $  6.18 $   3.74 $  11.40 $   8.65

  The foregoing quarterly information is unaudited, but in the opinion of management reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited financial statements of the Potlatch Southern Timberlands and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

  LIQUIDITY AND CAPITAL RESOURCES OF POTLATCH SOUTHERN TIMBERLANDS

  The Potlatch Southern Timberlands' cash flow from operations was $37.0 million, $24.6 million and $27.2 million, respectively, for the years ended December 31, 1997, 1996 and 1995. Changes in period-to-period cash flow for the Potlatch Southern Timberlands largely correspond to the changes in net earnings for the same periods due to the absence of significant noncash expenses other than depletion expense.

  The Potlatch Southern Timberlands' capital expenditures were $2.7 million, $2.3 million and $3.2 million, respectively, in 1997, 1996 and 1995. The 1995 expenditures included expenditures for timber acquisitions. The remainder of the expenditures relate to reforestation costs, road building and maintenance. Historically, capital projects for the Potlatch Southern Timberlands have been funded by Potlatch's working capital, overall operations and centralized cash management system.

OTHER MATTERS

  IMPACT OF INFLATION

  General inflation has not had a significant effect on the Company's operating results. Inflation has an indirect effect on the Company's results due to the dependence of timber sales on housing starts, which are affected by changes in interest rates caused by inflation and other factors.

  IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, and Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. These standards, which are effective for fiscal years beginning after December 15, 1997, require presentation of certain additional information in the financial statements and accompanying footnotes. The effect of implementing the new standards may require changes in the format of some of the information that the Company currently presents, but these changes are not expected to be material.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ATCO

OVERVIEW

  Prior to January 1, 1998, ATCO was an integrated hardwood forest products company with approximately 324,000 acres of hardwood timber located along the Mississippi River primarily in Mississippi, Arkansas, Louisiana and Tennessee. ATCO and a related partnership also operated facilities in Vicksburg, Mississippi that convert sawtimber into premium hardwood lumber used in furniture, cabinets, architectural moldings and flooring, convert hardwood sawtimber into veneer used in laminated hardwood flooring, and sell pulpwood and other sawtimber to third parties. ATCO and its wholly-owned subsidiaries also operated other businesses not vertically integrated with its hardwood forests, including a river construction and transportation business and a laminated truck flooring facility in Memphis, Tennessee, which was sold as of December 31, 1997. In addition, ATCO holds interests in commercial real estate and farmland.

  In May 1995, Anderson-Tully Veneers, L.P. was formed to construct and operate a state-of-the-art rotary veneer converting facility which would purchase certain grades of oak sawtimber from ATCO, with ATCO holding a 1% interest as managing general partner and the ATCO shareholders holding the remaining 99% as limited partners. Veneer operations commenced in November 1996. As managing general partner, a wholly owned subsidiary of ATCO controls the partnership's operations and guarantees its indebtedness. Accordingly, Anderson-Tully Veneers, L.P.'s assets, liabilities and results of operations are included in the consolidated financial statements of ATCO with appropriate recognition of the limited partners' approximately 99% minority interest.

  At December 31, 1997, ATCO completed a series of transactions to effect the separation of ATCO's timberlands and other real estate holdings from its converting and other operations, which enabled ATCO to qualify as a REIT effective January 1, 1998. As a result of those transactions, assets and liabilities of converting and other operations owned by ATCO and its subsidiaries (along with certain indebtedness) were transferred to Anderson-Tully Veneers, L.P. or to newly formed operating entities owned by Anderson-Tully Veneers, L.P. In exchange, ATCO received non-voting preferred stock representing 82.2% and 95% of the economic interest of the timber harvesting and lumber operations, respectively. Anderson-Tully Veneers, L.P., directly and through its wholly-owned subsidiaries, assumed controlling ownership interests in all converting and other operations. The historical results of operations of ATCO presented in the consolidated financial statements included in this Prospectus are not affected by the restructuring transactions described above.

  As described elsewhere in this Prospectus, ATCO has agreed to merge ATCO's timberlands, commercial real estate and farmland into the Company, and certain of ATCO's affiliated companies have agreed to sell their timber harvesting and lumber and veneer converting operations to Potlatch. See "The Formation Transactions."

BUSINESS AND RESOURCE MANAGEMENT OBJECTIVES

  ATCO's operating results have fluctuated due to changes in ATCO's business objectives and resource management practices and timber harvest levels. ATCO was formed in 1889 and, throughout most of its history, its business objective has been to enhance the asset value of its timber resources by maximizing the growing stock volume of desirable species in good condition for the production of high quality hardwood sawtimber. Only in the last ten years have the demand and market prices for hardwood pulpwood reached levels allowing the harvest of pulpwood to be commercially practicable. As a result, ATCO's historical resource management practice was to remove trees from stands that were not likely to enhance the value of the stand or had reached economic maturity in order to improve the quality of the remaining stand and promote the natural regeneration of desirable species. From the mid-1960s through the early 1990s, the average annual harvest was less than 50 MMBF, or less than

70% of annual growth. Because of this resource management practice, ATCO purchased outside timber and logs in order to meet the species mix and volume requirements of its converting facilities.

  In the mid-1990s, ATCO achieved its resource management goals for quality and growing stock volume. Based on timber productivity data accumulated for approximately 30 years, ATCO concluded that it could increase its timber growth rates by reducing the stocking levels of large-diameter trees through an increased overall harvest for several years. Accordingly, in January 1997 ATCO shifted its business objective from enhancing the asset value of its timber resources to maximizing the productivity of its timber resources and cash flow and has begun an increased overall harvest with attention given to reducing the stocking of large-diameter trees. As a result, ATCO has reduced its purchases of timber and logs from third parties.

TIMBERLANDS REVIEW

  ATCO's harvest and timber acquisition volumes for the periods presented are as follows:

                                                               FIVE MONTHS ENDED
                                        YEARS ENDED JULY 31,     DECEMBER 31,
                                       ----------------------- -----------------
                                        1995    1996    1997     1996     1997
                                       ------- ------- ------- -------- --------
SAWTIMBER (MBF)
ATCO lands............................  54,118  52,068  80,721   29,121   40,439
Purchased timber......................  10,228  10,583   2,852    2,814    1,907
Purchased logs........................  15,321   5,123   6,207    1,312    3,738
                                       ------- ------- ------- -------- --------
  Total...............................  79,667  67,774  89,780   33,247   46,084
PULPWOOD (TONS)
  Total............................... 209,725 277,302 363,540  141,554  274,781

  The increase in harvest volumes for the year ended July 31, 1997 and the five months ended December 31, 1997 compared to the corresponding periods in the previous year is due to the implementation of ATCO's new resource management objective. The increase in pulpwood volumes harvested in these periods also reflects increases in pulpwood demand and is in response to higher pulpwood prices. Sawtimber volumes harvested for the year ended July 31, 1996 decreased compared to the previous year due to reduced lumber production resulting from start-up inefficiencies associated with a lumber conversion facility modernization program begun in 1995 and completed in mid-1996.

HISTORICAL RESULTS OF OPERATIONS OF ATCO

  Historically, ATCO's revenues have consisted of sales of lumber, veneer, laminated flooring and pulpwood to third parties, as well as revenues from ATCO's river construction businesses. As a result, ATCO's historical financial results will not be comparable to the results to be attributable to the ATCO Timberlands in the future.

  FIVE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO FIVE MONTHS ENDED DECEMBER
   31, 1996 (UNAUDITED)

  Net revenues for the five months ended December 31, 1997 were $52.5 million, an increase of 47% from revenues of $35.8 million for the five months ended December 31, 1996. The increase was primarily due to a 51% increase in timber and wood products revenues, which resulted from increased volumes shipped in all categories of timber and wood products, including lumber, pulpwood, logs and laminated truck flooring, as well as increased volumes of veneer shipped resulting from five months of operations at full capacity in 1997 compared to only three months of start-up operations in 1996. In addition, river construction revenues increased to $11.7 million in the five months ended December 31, 1997 from $7.6 million in the comparable period in the previous year due to favorable Mississippi River levels extending beyond the normal season.

  Total costs and expenses for the five months ended December 31, 1997 were $45.5 million, an increase of 38% from the $33.0 million incurred in the five months ended December 31, 1996. Timber and wood products expenses were $29.3 million for the five months ended December 31, 1997, an increase of 28% compared to $22.9 million for the comparable period in the previous year. The increase is primarily due to increased logging and log transportation costs resulting from an increased harvest level, increased veneer manufacturing costs resulting from five months of operations at full capacity and increased laminated flooring costs resulting from increased production and sales volume. Lumber manufacturing costs were approximately the same in both periods despite a 29% increase in lumber volume shipped due to improved production rates and reduced downtime. River construction expenses were $11.0 million in the five months ended December 31, 1997, an increase of 73% compared to $6.3 million for the comparable period in the previous year, due to the increase in river construction revenues described above.

  Interest expense for the five months ended December 31, 1997 was $2.4 million, an increase of 80% from the interest expense of $1.3 million incurred in the five months ended December 31, 1996. The increase is due to increased borrowings of approximately $60.0 million to fund the dividend paid in September 1997 to enable ATCO to qualify as a REIT. Loss on sales of assets for the five months ended December 31, 1997 was $5.2 million compared to a gain of $0.3 million in the comparable period of the previous year. In late 1997, ATCO decided to dispose of the laminated truck flooring operations since there were no vertical synergies with its timberlands. On December 31, 1997, assets related to the laminated truck flooring plant were sold for $0.1 million in cash and a $4.9 million note receivable, which accounts for substantially all of the loss incurred.

  ATCO recorded an income tax benefit for the five months ended December 31, 1997 of $0.6 million compared to a $0.5 million expense for the five months ended December 31, 1996. The effective income tax rate for the five-month periods in 1997 and 1996 reflect $0.5 million and $0.2 million benefits, respectively, of the absence of federal income taxes payable on net earnings from Anderson-Tully Veneers, L.P.

  Income (loss) before minority interest in Anderson-Tully Veneers, L.P. for the five months ended December 31, 1997 was ($0.1) million, compared to income of $1.5 million for the comparable period in 1996. Net income (loss) for the five months ended December 31, 1997 was ($1.3) million compared to income of $1.0 million for the comparable period in the previous year. The decrease in both is due primarily to the loss on the sale of the laminated truck flooring assets and increased interest expense offset by the increase in income from operations as described above.

  FISCAL YEAR ENDED JULY 31, 1997 COMPARED TO FISCAL YEAR ENDED JULY 31, 1996

  Net revenues for the fiscal year ended July 31, 1997 were $96.9 million, an increase of 10% from revenues of $88.2 million for the fiscal year ended July 31, 1996. The increase was primarily due to the commencement of the veneer operations in October 1996, which contributed $8.5 million in revenues in fiscal 1997. Increased volumes shipped and revenues from lumber, pulpwood and logs were also experienced in fiscal 1997 due to increased lumber production and increased timber harvest levels but were partially offset by decreases in laminated trailer flooring sales due to lower volumes of trailers produced and decreases in river construction revenues due to unfavorable river levels for extended periods.

  Total costs and expenses for the fiscal year ended July 31, 1997 were $85.1 million, an increase of 10% from total costs and expenses of $77.0 million for the fiscal year ended July 31, 1996. Timber and wood products expenses were $60.8 million for fiscal 1997, an increase of 22% compared to $49.7 million for fiscal 1996. The increase is attributable to the veneer start-up, lumber operations and timber sales. River construction expenses were $15.1 million in fiscal 1997, a decrease of 22% compared to

$19.2 million in fiscal 1996. The decrease is due to decreased river construction revenues for the same periods.

  Interest expense for the fiscal year ended July 31, 1997 was $3.4 million, an increase of 28% from interest expense of $2.6 million in the year ended July 31, 1996. The increase was due to increased borrowings primarily for the construction of the new veneer mill, lumber manufacturing equipment improvement and the acquisition of commercial real estate. Gain on sales of assets for fiscal 1997 was $2.4 million compared to $0.4 million for fiscal 1996 due to sales in fiscal 1997 of certain farm and commercial properties.

  The effective income tax rate for the fiscal year ended July 31, 1997 was 34.2% compared to 33.2% for the fiscal year ended July 31, 1996. The effective income tax rate for fiscal 1997 reflects $0.6 million benefit of no federal income taxes payable on net earnings from Anderson-Tully Veneers, L.P.

  Income before a minority interest in Anderson-Tully Veneers, L.P., for 1997 was $7.5 million, an increase of 23% from $6.1 million in 1996. The increase was due primarily to the earnings from the veneer operations. Net income for fiscal 1997 was $5.7 million, a decrease of 7% from $6.1 million in 1996.

  FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

  Net revenues for the fiscal year ended July 31, 1996 were $88.2 million, a decrease of 4% from revenues of $91.7 million for the fiscal year ended July 31, 1995. The decrease was due primarily to lower lumber sales from decreased lumber production which occurred because of start-up inefficiencies associated with the lumber facility modernization program begun in 1995 and completed in Spring 1996.

  Total costs and expenses for the fiscal year ended July 31, 1996 were $77.0 million, a decrease of 1% from total costs and expenses of $78.1 million for the fiscal year ended July 31, 1995. Timber and wood products expenses were $49.7 million for fiscal 1996, a decrease of 4% compared to $52.0 million for fiscal 1996. The decrease is attributable to the net effect of lower labor costs and higher depreciation expense due to the lumber facility modernization program. River construction expenses were $19.2 million in fiscal 1996, an increase of 6% compared to $18.1 million in fiscal 1995. The increase is due to the 1% increase in river construction revenues for the same period.

  Interest expense for the fiscal year ended July 31, 1996 was $2.6 million, an increase of 65% from interest expense of $1.6 million in the fiscal year ended July 31, 1995. The increase was due to increased borrowings primarily for the construction of the new veneer mill, the lumber facility modernization program and the acquisition of river construction equipment.

  The effective income tax rate for the fiscal year ended July 31, 1996 was 33.2% compared to 34.5% for the fiscal year ended July 31, 1995.

  Net income for fiscal 1996 was $6.1 million, a decrease of 21% from $7.7 million in fiscal 1995. The decrease is due primarily to the decrease in timber and wood products operating income resulting from the start-up inefficiencies associated with the lumber facility modernization program.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by ATCO's operating activities for the five months ended December 31, 1997 and 1996 was $9.2 million and $7.1 million, respectively, and was $18.4 million, $14.2 million and $9.8 million, respectively, for the fiscal years ended July 31, 1997, 1996 and 1995. Cash provided by operations has increased despite decreases in net income in each of the fiscal years presented because a higher percentage of total expenses are non-cash expenses including depreciation, depletion and amortization, deferred income taxes and minority interest in earnings.

  Substantially all of ATCO's capital expenditures over the five months ended December 31, 1997 and ATCO's three most recent fiscal years relate to operations not being acquired by the Company. ATCO's capital expenditures for the five months ended December 31, 1997 and 1996 were $2.7 million and $6.3 million, respectively, and were $31.1 million, $29.8 million and $19.8 million, respectively, for the fiscal years ended July 31, 1997, 1996 and 1995. Capital expenditures were related to constructing the veneer plant, modernizing the lumber and laminated trailer flooring facilities, and acquiring river construction equipment and commercial real estate. Over half of these capital expenditures were funded from cash flow from operations and the proceeds from the sales of assets and commercial real estate, with the remainder funded by the issuance of long term debt and borrowings under line of credit facilities. The reduction in capital expenditures in the five months ended December 31, 1997 is due to the completion of the projects described above. Capital expenditures necessary to maintain ATCO's current facilities and capacities in future years are currently expected to be less than $4.0 million per year.

  In September 1997, ATCO declared a special $100,000 per share dividend to distribute all accumulated earnings and profits to enable ATCO to qualify as a REIT effective January 1, 1998. This dividend was financed by a $50.0 million note payable to Potlatch plus additional line of credit borrowings. The $50.0 million note is due on demand after June 1, 1999. As of December 31, 1997, ATCO had two lines of credit totaling $16.5 million of which $7.4 million was available for future borrowing. All outstanding borrowings are either the direct obligation of, or are unconditionally guaranteed by, ATCO. Management of ATCO believes that, absent the Formation Transactions described in this Prospectus, cash flow from operations and access to capital under ATCO's lines of credit would be adequate to fund required ATCO's REIT distributions, debt service and capital expenditure needs in the foreseeable future.

                                   BUSINESS

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and elsewhere in this Prospectus.

  Unless the context otherwise requires, all references to the timber ownership and operations of the "Company" and the "Partnership" assume that the Company's acquisition of ATCO and the divestiture of ATCO's non-timber assets, the contribution of Potlatch's and ATCO's timberlands to Timberland Growth Limited Partnership (the "Partnership") and the associated issuances of partnership interests ("Partnership Units") to Potlatch and the Company have occurred. See "The Formation Transactions." Certain of the timber industry terms used herein are defined in the Glossary located elsewhere in this Prospectus.

OVERVIEW

  The Company is the first publicly traded real estate investment trust ("REIT") primarily dedicated to the ownership, management and acquisition of timberlands. The Company is one of the largest private owners of softwood timberlands in Arkansas and of high quality hardwood timberlands in North America. The Company's Initial Timberlands, which are located primarily in Arkansas and Mississippi, include approximately 364,000 fee acres of softwood timberlands and approximately 460,000 fee acres of hardwood timberlands, and represent the consolidation of Potlatch's southeastern timberlands and ATCO's timberlands into a REIT structure. The Company's aggregate timberland acreage includes approximately 44,000 acres of roads and other non-productive acreage. The Company also owns approximately 8,000 acres of farmland and interests in six commercial real estate properties.

  The Company's timberlands contain an estimated total merchantable timber volume of approximately 2.9 billion board feet ("BBF") of sawtimber and 24.1 million tons of pulpwood. The Company's timber holdings are well diversified between softwood and hardwoods, with its merchantable sawtimber and pulpwood inventories consisting of approximately 41% softwoods and 59% hardwoods, measured in tons. The Company's softwood holdings consist primarily of loblolly pine, and its hardwood lands contain high-value species such as red oak and ash, as well as other hardwoods such as hackberry, sweet gum and pecan. The Company's timberlands are located in close proximity to numerous conversion facilities operated by Potlatch and others, and are highly productive. In particular, the Company believes that the lands acquired from ATCO are among the highest quality and most productive hardwood forests in North America. The Company estimates that over 40% of ATCO's hardwood sawtimber is USFS #1 grade, which is more than four times the recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data. See "--Competitive Strengths."

  Giving effect to the Formation Transactions, the Company's pro forma revenues and pro forma cash flow from operations totaled $70.0 million and $55.2 million, respectively, in fiscal 1997.

  The Company's customers, which will initially consist only of Potlatch, will convert the softwood logs harvested from the Initial Timberlands and timberlands acquired in the future (collectively, the "Timberlands") into lumber, primarily for use in residential home construction, remodeling and repair and general industrial applications, and pulp for use in paper products. Hardwoods from the Company's timberlands will generally be converted into furniture-grade lumber, veneer and solid flooring, architectural moldings and cabinets, as well as pulp.

  Historically, Potlatch's converting facilities (including those acquired from ATCO in the Formation Transactions) have relied on the Company's lands for a substantial portion of their timber requirements. In 1997, approximately 68% of the sawtimber requirements of Potlatch's mills in the Southeast were met with timber harvested from the Potlatch Southern Timberlands, and substantially all of the sawtimber requirements of ATCO's mills were met with timber harvested from the ATCO Timberlands. Consistent with this historical relationship, Potlatch will purchase all of the timber to be harvested from Company's timberlands pursuant to the Timber Purchase Agreement, which has an initial term of 20 years and may be extended by either party for up to 18 successive ten-year periods. The agreement covers all of the Initial Timberlands, and may cover certain additional timberlands that may be acquired by the Company in the future. Potlatch will be required to purchase and harvest all of the timber designated in the Company's harvest plans, subject to limited rights of substitution. Timber from the Company's timberlands will be sold to Potlatch at prices designed to reflect fair market value on a stumpage basis. The Company will generally be prohibited from selling the timberlands contributed by Potlatch without Potlatch's consent. See "Business--Sales and Markets--The Timber Purchase Agreement."

  The ownership, management and operation of the Company's timberlands will be conducted solely through the Partnership, a Delaware limited partnership in which the Company will hold a % interest as the sole general partner and Potlatch will hold a % interest as a limited partner. See "The Partnership Agreement." The Company expects that substantially all of its income will be characterized as capital gain for federal income tax purposes. See "Certain Federal Income Tax Considerations--Taxation of the Company--Income Tests." Accordingly, the Company anticipates that substantially all of its distributions to stockholders will be characterized as capital gain for federal income tax purposes.

BUSINESS STRATEGY

  The Company's primary objective is to maximize long-term cash flow per share by pursuing the following strategies:

  .  Focusing on timberland ownership;

  .  Aggressively pursuing attractive acquisitions;

  .  Managing its timberlands to improve their long-term sustainable yield;
     and

  .  Practicing sound environmental stewardship.

  FOCUSING ON TIMBERLAND OWNERSHIP. The Company plans to invest primarily in timberlands. The Company believes that timberland is a unique and attractive asset, due to the renewable nature of timber resources, timber's long-term history of price appreciation in excess of inflation, and the continuing tightening of domestic timber supplies relative to anticipated demand. In addition, by owning timberlands rather than conversion facilities, the Company will not be directly exposed to certain risks typically encountered by integrated forest products companies, such as potential mill overcapacity, higher capital and maintenance costs and potential shortages of wood fiber. The Company also believes that timber prices generally have been less volatile than wood product prices.

  AGGRESSIVELY PURSUING ATTRACTIVE ACQUISITIONS. Growth through acquisitions is an integral part of the Company's business strategy. The Company believes that there are many potential opportunities to acquire additional timberlands. Timberland ownership in the United States is highly fragmented, with large numbers of commercial owners and more than one-half million private non-industry owners of more than 100 acres of timberland. In the southeastern United States, where the Company's operations are currently concentrated, non-government owners hold a majority of all timberlands. The Company believes that it will enjoy a competitive advantage in competing for acquisition opportunities, in part due to its ability to offer many potential sellers both enhanced liquidity and favorable tax treatment through the exchange of Partnership Units for timberlands. See "Competitive Strengths." Additionally, the Company believes that, as it consummates further acquisitions in its existing operating region, its fixed overhead cost structure will not increase in proportion to the acreage acquired.

  The critical elements of the Company's acquisition strategy include: (i) identifying undervalued timberlands throughout North America, including those that are likely to benefit from the application of sophisticated resource management techniques; (ii) pursuing timberlands within the Company's existing and future operating regions that offer potential operational synergies; and
(iii) pursuing strategic alliances with operators of conversion facilities in North America, including Potlatch, that permit the Company to participate in acquisitions of timberlands that include or are vertically integrated with converting facilities.

  MANAGING TIMBERLANDS TO IMPROVE LONG-TERM SUSTAINABLE YIELD. The Company plans to manage its timberlands in a manner designed to optimize the balance among current cash flow, timber growth and prudent environmental management, in order to achieve increasing levels of sustainable yield. The Company believes that opportunities exist to enhance its lands' productivity and yield through intensive silvicultural management on a species- and site-specific basis. In particular, the Company plans to accelerate the adoption of state-of-the-art silvicultural management and reforestation techniques in its softwood operations, and to pursue ATCO's intensive, selective harvesting approach throughout the Company's hardwood operations. The Company intends to continue to manage its timberlands to maximize sustainable yield over the long term, although, with Potlatch's concurrence with respect to lands subject to the Timber Purchase Agreement, the Company may choose to harvest timber from time to time at levels above its then-current estimate of sustainability for various reasons, including to improve the long-term productivity of certain timber stands. For example, in the near term, the Company intends to continue ATCO's recent accelerated harvesting of large-diameter timber on its hardwood properties, in order to improve long-term growth rates.

  PRACTICING SOUND ENVIRONMENTAL STEWARDSHIP. The Company pursues a program of environmental stewardship and active involvement in federal, state and local policymaking to maximize its assets' long-term value. Among other things, the Company intends to manage its lands in a manner consistent with the principles set forth in the Sustainable Forest Initiative ("SFI"), a program sponsored by the American Forest & Paper Association which prescribes minimum levels of reforestation and other "best management practices." The Company will also seek to exchange timberlands with special environmental significance for tracts more suitable for commercial timber management, subject in certain cases to Potlatch's consent.

COMPETITIVE STRENGTHS

  Management believes that the Company possesses several competitive strengths that will enable it to execute its business strategy effectively, including:

  .Strategically located, highly productive timberlands;

  .High quality timber;

  .An experienced senior management team and Board of Directors;

  .A structure that will facilitate acquisitions of timberlands;

  .A long-term purchase commitment from Potlatch; and

  .A diversified species mix.

  STRATEGICALLY LOCATED, HIGHLY PRODUCTIVE TIMBERLANDS. The Initial Timberlands are located in close proximity to numerous conversion facilities operated by Potlatch and others. In addition, the Company's lands are generally well consolidated into large blocks, which permits more efficient management, harvesting and transportation of timber. The Company's timberlands are also highly productive. In particular, the hardwood lands acquired from ATCO benefit from excellent growing conditions, resulting in annual growth exceeding 230 board feet ("BF") per acre, which is approximately three times greater than the recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data.

  HIGH QUALITY TIMBER. The Company's lands contain substantial inventories of high quality softwood and hardwood timber. In particular, the Company believes that the lands acquired from ATCO are among the highest quality hardwood forests in North America. The Company estimates that over 40% of ATCO's hardwood sawtimber is USFS #1 grade, which is more than four times greater than recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data. In addition, approximately two-thirds of ATCO's sawtimber volume is in trees with DBHs of at least 21 inches, compared to recent averages of approximately 22% on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data. The superior grade and size of ATCO's sawtimber results in better yields of wide lumber and lumber with minimal appearance defects, which is more suitable for high-end uses such as furniture and commands premium prices.

  EXPERIENCED SENIOR MANAGEMENT TEAM AND BOARD OF DIRECTORS. The Company's senior management team has an average of more than 15 years in the industry, including extensive experience in the management and acquisition of timberlands. The Company's managers and foresters formerly employed by Potlatch have substantial expertise in intensive silvicultural management techniques. Additionally, the Company has 22 foresters in the specialized area of uneven-aged, hardwood timber management. In addition, the Company's Board of Directors includes members with extensive experience in real estate, investments and the management of timberland assets. None of the Company's senior management will be employees of or otherwise affiliated with Potlatch, and a majority of the Company's Board of Directors will not be employees of or otherwise affiliated with Potlatch.

  STRONG CAPACITY TO PURSUE ACQUISITIONS OF TIMBERLANDS. As the first publicly traded timber REIT, the Company believes that it will be well positioned to acquire timberlands due to (i) its ability to offer many potential sellers both enhanced liquidity and favorable tax treatment through the exchange of Partnership Units for timberlands (which will permit tax deferral for many sellers), (ii) its advantage over certain competing acquirers due to its ability to focus on pre-tax cash flow returns as opposed to after-tax earnings, and (iii) its ability to provide capital gains treatment on substantially all initial stockholder distributions. The Company's expertise in both softwoods and hardwoods should also facilitate acquisitions. For example, the Company believes that its expertise in hardwoods management, gained through ATCO's focus on hardwoods, will give the Company a strong capability to analyze, effect and integrate other hardwood purchases.

  LONG-TERM PURCHASE COMMITMENT FROM POTLATCH. The Company's long-term timber purchase agreement with Potlatch creates an assured level of demand for the Company's timber from a major forest products company without associated marketing expenses. The agreement provides for prices designed to reflect fair market value on a stumpage basis. See "--Sales and Markets--The Timber Purchase Agreement."

  DIVERSIFIED SPECIES MIX. The Company's holdings are well diversified by timber type and species. The Company's high quality hardwoods are utilized in different markets than its softwoods, and the Company believes that these two categories experience different market dynamics. Accordingly, the Company believes it should experience somewhat reduced volatility in its operating results and cash flow than it would experience with a less diverse species mix.

INDUSTRY BACKGROUND

  SUPPLY

  Nationwide, timber supplies have tightened relative to demand over the last decade. Particularly in the western United States, the supply of timber has been significantly affected by reductions in timber sales by the United States government, which owns approximately 20% of all domestic timberland acreage, and by state governments. For example, federal timber under contract in the United States declined from 21.8 BBF in 1986 to 5.9 BBF in 1997. These reductions have been caused primarily by increasingly stringent environmental and endangered species laws and by a change in the emphasis of domestic governmental policy toward habitat preservation, conservation and recreation, and away from timber management. Because most timberlands in the southeastern United States are privately owned, changes in sales of publicly owned timber affect local timber supplies and prices in the Southeast less immediately than in the western United States and other regions with large proportions of public timber ownership.

  More locally, timber supplies can fluctuate depending upon factors such as changes in weather conditions and harvest strategies of local forest products industry participants, as well as occasionally high timber salvage efforts due to unusual pest infestations or fires. Local timber supplies also change in response to prevailing timber prices. Rising timber prices often lead to increased harvesting on private timberlands, including lands not previously made available for commercial timber operations. Among other things, timber prices are indirectly affected by lumber imports from Canada. However, imports of wood products have historically been limited by freight costs and, since April 1996, by the five-year U.S.-Canada lumber trade agreement.

  DEMAND

  The demand for timber depends upon the markets for wood products, including lumber, furniture, panel products, paper and other pulp-based products, which are affected by changes in domestic and international economic conditions, global population growth and other demographic factors, and the value of the U.S. dollar in relation to foreign currencies. The end uses for timber vary widely, depending on species, size and quality. As described below, softwoods and hardwoods are utilized in different markets, although their usage overlaps to some extent. For example, most paper products use a blend of softwood and hardwood fiber. Historically, timber demand has experienced cyclical fluctuations, although sometimes at different times and rates within the markets for solid woods and pulpwood. Locally, timber demand also fluctuates due to the expansion or closure of individual conversion facilities.

  The Company's business includes managing both softwoods and hardwoods. These two categories are targeted at different customers and experience different market dynamics. Softwoods such as pine are used primarily for residential construction, industrial uses and pulp. Accordingly, the demand for softwoods is significantly dependent upon the level of residential construction and remodeling activity, which is affected by interest rates and other economic and demographic factors. Reductions in residential construction and remodeling activities are generally followed by declining softwood lumber prices, which are usually followed by declining log prices within two or three months. While tied to housing starts and home remodeling activity to some extent, the end uses for hardwoods are not as directly dependent on construction activities as softwoods, and thus are generally less susceptible to seasonal downturns in construction. Higher quality hardwoods depend primarily upon the market for furniture, flooring, cabinets and architectural moldings.

  SOUTHEASTERN REGION

  All of the Company's operations are currently located in the southeastern United States, which is a major timber producing region. The Company's holdings are currently concentrated in Arkansas and Mississippi, which together account for approximately 94% of the Company's total acreage, with additional holdings in Louisiana, Tennessee and nearby states bordering the Mississippi River. Arkansas and Mississippi are heavily wooded states, with a high percentage of privately owned timberlands. In Arkansas, the forest products industry currently owns approximately 25% of all timberland and other private owners hold 57%, with the balance owned by government agencies. Statewide, hardwoods (primarily oak) constitute approximately 58% of all forests, with loblolly and shortleaf pine being the predominant softwoods. In Mississippi, the forest products industry owns approximately 18% of all timberlands, other private owners hold 72%, and government agencies own the remaining 10%. The forest products industry in the southeastern United States supports a variety of hardwood and softwood sawmills, veneer and plywood plants, pulp mills and other conversion facilities.

THE INITIAL TIMBERLANDS

  Through the Partnership, the Company currently owns and manages approximately 824,000 fee acres of timberland and approximately 14,000 leased acres of timberland located in the southeastern United States containing a total estimated merchantable timber volume of approximately 2.9 BBF, as well as approximately 24.1 million tons of pulpwood. The following table depicts the most common species or usage on a given acre within the Company's fee acreage:

     TIMBERLAND COVER TYPE                                       ACRES  PERCENT
     ---------------------                                      ------- -------
     Softwood plantations......................................  81,600   9.9%
     Hardwood plantations......................................   9,000   1.1%
     Natural softwood forest................................... 282,300  34.3%
     Natural hardwood forest................................... 406,900  49.4%
     Non-forest(a).............................................  44,200   5.3%
                                                                ------- ------
       Total................................................... 824,000 100.0%
                                                                ======= ======

--------
(a) Roads and other non-productive acreage.

  CURRENT OPERATIONS

  The following map depicts the locations of the Initial Timberlands:






            [MAP OF INITIAL TIMBERLANDS, INDICATING LANDS HELD IN
 MISSOURI, ARKANSAS, LOUISIANA, ILLINOIS, TENNESSEE, KENTUCKY AND MISSISSIPPI]

  SOFTWOOD OPERATIONS

  The Company owns and manages approximately 364,000 fee acres of softwood timberlands. These consist primarily of 356,000 acres acquired from Potlatch in Arkansas, which are concentrated around the towns of Prescott and Warren. The Company also leases approximately 14,000 acres of softwood timberlands in Arkansas under leases that generally expire in 14 to 18 years. Growing conditions are fairly uniform on the Arkansas lands acquired from Potlatch, which are located in uplands above the Mississippi flood plain. The terrain around Prescott consists of rolling hills and well drained soils, and the area around Warren is flat with poorly drained soils. Harvesting is often limited during the wet season of November through April due to restricted access.

  Loblolly pine is the prevailing softwood species on the Company's lands. The Company believes that the optimal sawlog harvest rotations for its southern softwoods are approximately 30 to 35 years.

  HARDWOOD OPERATIONS

  The Company owns approximately 460,000 fee acres of primarily hardwood timberlands, comprising approximately 144,000 acres contributed by Potlatch and 316,000 acres acquired from ATCO. These lands consist of approximately equal proportions of relatively flat bottomland sites within the Mississippi River basin, and upland sites with more diverse terrain. The Company's timberlands contain high-value hardwood species, such as red oak and ash, as well as other hardwoods such as cottonwood, hackberry, sweet gum and pecan.

  Historically, ATCO managed its timberlands with the principal goal of increasing stocking levels of desired species. As a result, the 316,000 acres of hardwoods acquired from ATCO are densely stocked with an average volume of approximately 5,500 board feet per timbered acre. ATCO's timberlands also benefit from excellent growing conditions, including rich soils, warm climate, long growing season and ample moisture. These stocking levels and growing conditions combine to produce annual growth exceeding 230 BF per acre, which is approximately three times greater than recent averages on all hardwood timberlands available for commercial harvesting within ATCO's operating region, based on USFS data. The Company believes that these lands produce premium quality hardwoods. The Company estimates that over 40% of ATCO's hardwood sawtimber is USFS #1 grade, which is more than four times the recent averages on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based upon USFS data. In addition, approximately two-thirds of ATCO's hardwood sawtimber is in trees with DBHs of at least 21 inches, compared to recent averages of approximately 22% on all hardwood timberlands available for commercial harvesting in ATCO's operating region, based on USFS data. The superior grade and size of ATCO's hardwood sawtimber results in better yields of wide lumber and lumber with minimal appearance defects, which is more suitable for high-end uses such as furniture and commands premium prices.

  OTHER OPERATIONS

  Potlatch will assign to the Company approximately 875 hunting leases permitting approximately 11,000 individuals to hunt game on the Company's Arkansas fee lands. Potlatch received approximately $1.1 million in revenue under these leases in 1996. The Company will also succeed to approximately 275 hunting leases on ATCO's lands, under which ATCO received approximately $1.5 million in revenue in the 12 months ended July 31, 1997. In addition to ATCO's timberlands, the Company will also acquire approximately 8,000 acres of farmland and ownership interests in six commercial real estate properties from ATCO. These properties, which are located in the Memphis, Tennessee area, consist of four shopping centers and two warehouses. The Company will also acquire ATCO's headquarters building in Memphis in connection with the Formation Transactions.

  TIMBER INVENTORY

  The Initial Timberlands include substantial holdings of merchantable timber, consisting of stands of varying sizes and ages and comprising both of the two basic types of timber: softwood and hardwood. The Company's estimated softwood timber inventories are calculated by applying growth formulas to volumes and tree sizes determined in timber cruises of individual stands (which generally cover approximately 20% of the Company's acreage per year), subject to periodic updates to reflect actual volumes harvested or succeeding cruises. Estimated hardwood inventories on ATCO's former properties are based upon the continuous forest inventory ("CFI") system implemented by ATCO in the 1960's, which produces estimated total inventories by measuring more than 700 permanent, one-fifth-acre plots every five years. ATCO concluded its most recent CFI measurement in January 1998. All of the inventories shown in this Prospectus are approximations developed by Company personnel, from which actual quantities of timber may differ.

  SAWTIMBER

  The following tables depict the estimated merchantable sawtimber inventory by species within the Initial Timberlands.

                   MERCHANTABLE SOFTWOOD SAWTIMBER INVENTORY
                                 BY SPECIES(A)
                                    (MMBF)

       SPECIES                                                    MMBF  PERCENT
       -------                                                    ----- -------
     Loblolly Pine............................................... 1,197    90%
     Shortleaf Pine..............................................   128    10%
                                                                  -----   ---
       Total..................................................... 1,325   100%
                                                                  =====   ===

--------
(a)Estimated as of January 1998, based on Doyle scale.

            MERCHANTABLE HARDWOOD SAWTIMBER INVENTORY BY SPECIES(A)
                                    (MMBF)

       SPECIES                                                    MMBF  PERCENT
       -------                                                    ----- -------
     Oak.........................................................   374    22%
     Cottonwood..................................................   343    21%
     Hackberry...................................................   181    11%
     Pecan/Hickory...............................................   138     8%
     Gum.........................................................   134     8%
     Ash.........................................................    94     6%
     Other(b)....................................................   395    24%
                                                                  -----   ---
       Total..................................................... 1,659   100%
                                                                  =====   ===

--------
(a) Estimated as of January 1998.
(b) Includes approximately 20 other species including sycamore, willow and yellow poplar on lands acquired from ATCO. Also includes approximately 39 MMBF of hardwoods other than oak on lands contributed by Potlatch, including some of the species listed above.

  PULPWOODS

  The Company's inventory also includes substantial holdings of softwood and hardwood pulpwoods, which collectively represent approximately half of the Company's total timber inventory, measured in tons, but a substantially smaller proportion of timber values. The following table depicts the estimated volume of pulpwoods on the Initial Timberlands.

                              PULPWOOD VOLUMES(A)
                              (MILLIONS OF TONS)

     TIMBER TYPE                                              TONS (MM) PERCENT
     -----------                                              --------- -------
      Softwood...............................................      7       29%
      Hardwood...............................................     17       71%
                                                                 ---      ---
        Total................................................     24      100%
                                                                 ===      ===

--------
(a)Estimated as of January 1998.

  SIZE AND AGE DISTRIBUTION OF MERCHANTABLE TIMBER

  An individual tree's value changes over time, as it progresses through its life cycle. Beginning as unmerchantable seedlings, trees become increasingly valuable as they attain merchantable size and quality. They continue to add volume as they mature, although eventually at declining rates. If not harvested, trees will ultimately decline in volume and quality due to age and disease.

  Although all trees undergo the same basic pattern of growth and decay, their growth cycles differ depending upon their species, local growing conditions and the application of silvicultural treatments. The Company currently believes that the optimal harvest cycle, or "rotation," for its softwoods and hardwoods are approximately 30 to 35 years and 40 to 80 years, respectively. See "--Timber Growth."

  The Initial Timberlands are well diversified by species mix and by age and size distribution. The Arkansas lands acquired from Potlatch consist of natural stands of varying ages and pine plantations generally comprising trees under 20 years of age. The hardwoods acquired from ATCO include substantial quantities of larger diameter timber due to ATCO's historically conservative harvesting policies. The Company believes that the diversified nature of its holdings may allow for relatively more stable cash flow than a more uniform forest, as its various timber stands reach harvestable ages and sizes over time. The Company currently manages its timberlands on both an "uneven-aged" and an "even-aged" basis. See "Resource Management."

  TIMBER GROWTH

  Timber growth rate is an important variable for any forest products company, as it ultimately determines how much timber can be harvested over the long term. Growth rates vary depending on species, location, weather conditions, age and forestry practice. The average annual growth rates of merchantable timber on the Company's naturally regenerated stands of pine and on its recently planted Arkansas pine plantations are approximately 2.6 tons and 6.1 tons per acre per year of merchantable inventory, respectively. For hardwoods, the Company's average annual growth rate of merchantable timber has historically exceeded 4%. The Company intends to improve its timberlands' long-term growth rates by planting genetically improved seedlings as it shifts an increasing percentage of its softwood acreage to even-aged plantations, and by continuing for approximately five years the accelerated harvesting of large-diameter hardwood timber that ATCO began in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Harvest Levels." The Company also intends to improve growth rates over the long term by applying various other silvicultural techniques. See "Resource Management" and "Operations." However, actual results will vary depending upon the species, the timing and types of practices utilized, and local weather, soil and other conditions.

RESOURCE MANAGEMENT

  RESOURCE MANAGEMENT OBJECTIVES

  Timber is a renewable resource, and the Company's objective is to maximize cash flow over the long term by managing its timberlands on a "sustainable yield" basis, reflecting a balance between timber growth and harvesting. To maximize its timberlands' long-term value, the Company intends to manage them intensively, based upon timber species and local growing conditions, and will create harvest plans that take into account changing market conditions, contribute to the growth of the remaining timber and reflect the Company's policy of environmental stewardship. See "--Harvest Plans." The Company intends to reforest its acreage in a timely fashion, to enhance its long-term value. Several silvicultural techniques will be employed to improve timber growth rates. In particular, the Company plans to improve the productivity of its softwood lands through increased vegetation control, fertilization and thinning. In deciding whether to implement any silvicultural practice, the Company intends to analyze the size and timing of the associated costs and long-term benefits, with the goal of achieving an attractive return over time.

  The Company intends to manage its hardwood tracts in a different manner than its softwoods. Hardwoods will continue to be managed on an "uneven-aged" basis, in which stands consist of trees of varying ages and sizes, while an increasing proportion of the Company's softwoods will be managed on an "even-aged" basis, in which stands consist of trees of similar ages. The Company believes that both of these management approaches have silvicultural advantages, depending upon the species, stand characteristics, and local growing conditions. Even-aged management provides opportunities to plant genetically improved trees exhibiting faster growth, disease resistance or other desirable traits. Under the uneven-aged approach, trees of varying sizes are removed selectively and more frequently, often every five to ten years, thus requiring more intensive harvest planning than under even-aged management but reducing regeneration costs. Hardwoods are generally most suitable for this management approach, which requires the presence of shade-tolerant trees capable of regenerating under an existing forest canopy.

  HARVEST PLANS

  As described above, the Company intends to manage its timberlands on a "sustainable yield" basis over the long term, and the Timber Purchase Agreement also requires the Partnership to manage the timberlands subject to the agreement in a manner consistent with sustainable forestry principles. See "--Sales and Markets--The Timber Purchase Agreement." In the near term, the Company plans to harvest at levels exceeding its present estimate of the long-term sustainable yield from its Initial Timberlands. This is due, in part, to the need to harvest mature, large-diameter timber on the lands acquired from ATCO in order to improve long-term growth rates.

  The Company's short-term and long-term harvest plans are critical factors in its long-term management process. Each year, the Company will prepare a harvest plan designating the timber tracts and volumes to be harvested under the Timber Purchase Agreement over the subsequent two years. The Company will also update its long-term harvest plan every five years. Each harvest plan will reflect the Company's analysis of the age, size and species distribution of its timber, as well as its expectations about harvest methods, growth rates, the volume of each species to be harvested, anticipated acquisitions and dispositions, thinning operations, regulatory constraints and other relevant information. Among other things, the optimal harvest cycles, or "rotations," for timber vary by species and tend to change over time as a result of biological advances, changes in the markets for different sizes and ages of timber and other factors.

  Since harvest plans are based on projections of weather, timber growth rates, regulatory constraints and other assumptions, many of which are beyond the Company's control, there can be no assurance that Potlatch will be able to harvest the volumes projected or the specific stands designated in the Company's harvest plans.

  The Company's harvest planning will be facilitated by its geographic information system ("GIS") covering the Arkansas lands contributed by Potlatch. The GIS is a computer software program that includes detailed field maps and computerized timber inventories. This system is also used to plan and monitor harvesting operations, road construction and reforestation, as well as for wildlife and water quality management. The Company intends to develop and maintain similar information with respect to the ATCO Timberlands. The Company also intends to develop computer modeling technology that can generate simulated growth patterns over time and thus facilitate long-term harvest planning and inventory updates.

  MANAGEMENT OF LAND PORTFOLIO

  In addition to its efforts to improve the productivity of its timberlands, the Company seeks to realize the value of land that may have a higher and better use than for timberland management, such as recreation, or that is otherwise a candidate for sale or exchange. Sales or exchanges of the Potlatch

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

Southern Timberlands will generally be subject to Potlatch's consent pursuant to the Timber Purchase Agreement and the Partnership Agreement. The Company will also acquire approximately 8,000 acres of farmland and interests in six commercial real properties from ATCO.

OPERATIONS

  The Company plans to pursue its resource management objectives and carry out its harvest plans through a number of operational activities implemented on a species- and site-specific basis. The Company also integrates environmental and wildlife management strategies into all of its operations. See "-- Regulation--Background and Approach."

  REGENERATION ACTIVITIES

  The Company's policy is to reforest all of its acreage in a timely fashion, in order to enhance the Timberlands' long-term value. Reforestation techniques vary across the Company's ownership. Based on the geographic and climatic conditions of a given harvest site and other management considerations such as whether the site is being managed on an "even-aged" or "uneven-aged" basis, harvested areas may be regenerated naturally or may be planted with seedlings after the harvest occurs. The Company anticipates that substantially all hardwood tracts will be naturally regenerated. Seedlings will be planted on the Company's softwood lands, after site preparation, as the Company intends to manage an increasing proportion of those lands on an "even-aged" basis. These seedlings will be genetically improved trees having desirable traits such as superior growth rates and disease resistance. The Company intends to supply its needs for genetically improved seed from its seed orchards in Arkansas.

  SILVICULTURAL TREATMENTS

  The Company intends to employ a variety of silvicultural treatments to improve timber growth rates and quality. Management believes that the benefits of these activities are often maximized where they are employed in combination, as part of an integrated effort to maintain good growing conditions throughout the life of a stand. The benefits of fertilization, vegetation control and thinning are well documented for softwoods. With respect to hardwoods, silvicultural activities will generally be limited to thinning through frequent selective harvesting because the growth response of hardwoods has not historically justified other treatments.

  FERTILIZATION

  The Company intends to fertilize selected softwood stands to stimulate growth. Fertilization is typically conducted through aerial application of nitrogen, phosphorus and other nutrients after analysis of environmental considerations such as proximity to streams and lakes.

  VEGETATION CONTROL

  The Company also plans to control competing vegetation on selected tracts to allow younger trees to mature more quickly. Competing herbaceous material and woody underbrush are controlled chemically and through controlled burning. In 1997, Potlatch conducted vegetation control activities on approximately 7,900 acres in Arkansas.

  THINNING

  Standing timber is typically thinned periodically to improve stand growth, health and quality. The Company anticipates that it will continue to utilize "pre-commercial" thinning to remove unmarketable saplings, and that "commercial" thinning, which generates merchantable material, will also be conducted. The Company believes that such thinning improves the overall productivity of its

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

timberlands by enhancing the growth and quality of the remaining trees. Arkansas pine is typically thinned on a commercial basis at age 12 to 15 and again at age 22 to 25. In 1997, Potlatch conducted thinning activities on approximately 6,800 acres in Arkansas.

  ACCESS AND LIMITATIONS ON ACCESS

  Substantially all of the Initial Timberlands are accessible by a system of established roadways and low-maintenance roads. Barges also serve certain of the Company's lands located along the Mississippi River. The Timber Purchase Agreement requires the Company to construct and maintain primary logging roads. Third-party road crews typically conduct road and bridge construction under the supervision of Company personnel. Hunting clubs maintain certain of the Company's roadways under the terms of some of the Company's hunting leases. The Company is also party to reciprocal road-use and cost-sharing agreements with private landowners. Access to the Company's timberlands will be affected to some extent by weather conditions and regulatory factors. The loading of logs from the Company's Mississippi River Valley lands onto barges will require permits from the United States Department of the Army-Corps of Engineers. Among other things, these permits may require compliance with certain water quality and other environmental standards when loading and unloading logs. See "Risk Factors--Seasonality" and "--Federal and State Regulation."

  HARVESTING METHODS

  The Company expects that Potlatch and its logging contractors will employ a variety of harvesting techniques on the Initial Timberlands based on local terrain, weather, stand characteristics and other site-specific considerations. Due to their topography, a large portion of the Initial Timberlands can be harvested using lower-cost mechanical methods.

  Harvesting on the Initial Timberlands has historically been conducted using a variety of methods. Some harvests, including both clear-cuts and more selective cuts, are designed to remove mature trees in order to regenerate the stand through planting or natural regeneration. Other harvests are prescribed to remove dying or defective trees. In its hardwood operations, the Company devotes significant time and resources to selective harvesting techniques within its "uneven-aged" stands. Historically, ATCO's foresters have selected and marked individual hardwood trees for harvest. The Company intends to continue this practice where justified by the high value of large-diameter hardwood trees.

  The Company intends to maintain the ecosystems within its timberlands while meeting its harvest plan objectives. For example, Company-prepared harvest plans under the Timber Purchase Agreement may require Potlatch to leave a mix of green and dead trees at the harvest site, including some large trees, snags and downed logs, to enrich and protect the soil for successive generations of trees and to provide habitats for a variety of wildlife species. The agreement also requires Potlatch to use prudent logging practices (as defined in the agreement) to minimize site damage, and to abide by environmental laws and sustainable forestry principles when harvesting Company lands.

SALES AND MARKETS

  Although the end use of timber is determined by market conditions, species, timber size and quality, softwood timber from larger diameter trees is typically processed into lumber, poles and panel products, while smaller timber may be used for wood chips. Hardwood sawtimber is typically converted for use in furniture, flooring, and lumber. Pulpwoods are typically used to make panel products or pulp, which is processed into paper and other products. Although many species may be suitable for a particular use, some of the Company's principal species have characteristics making them particularly desirable for certain uses. For example, cottonwood is highly valued in furniture manufacturing due to its creamy white color and light weight.

  The Timber Purchase Agreement will provide the Company with a long-term customer for the timber harvested from the lands contributed by Potlatch and ATCO and from certain lands acquired in the future. See "--The Timber Purchase Agreement." Currently, Potlatch operates three sawmills and one paperboard mill within the Company's operating region. In the Formation Transactions, Potlatch will also acquire certain of ATCO's converting facilities and related assets, including a hardwood sawmill complex in Mississippi, as well as a veneer plant in Mississippi currently owned by a partnership affiliated with ATCO.

  Although Potlatch has no right to terminate the Timber Purchase Agreement before the expiration of its initial term or any renewal period, the loss of Potlatch as a customer due to its repudiation of the contract or otherwise could have a materially adverse effect on the Company's results of operations. It may be difficult for the Company to locate substitute customers promptly. The availability of local customers other than Potlatch can be expected to fluctuate due to the opening and closing of individual mills and other factors.

  THE TIMBER PURCHASE AGREEMENT

  GENERAL. Potlatch and the Partnership will enter into the Timber Purchase Agreement upon or prior to the consummation of the Offering. The Timber Purchase Agreement has an initial term of 20 years and may be extended by either party for up to 18 successive ten-year periods. In general, neither Potlatch nor the Partnership may terminate the agreement before the end of the initial term or the applicable renewal period without the other's consent. The agreement covers all of the Initial Timberlands. Pursuant to a separate agreement, the Partnership will have a right of first opportunity to pursue the acquisition of certain timberlands, so long as Potlatch owns at least 20% of the Company. See "Certain Relationships and Transactions." So long as the Partnership's right of first opportunity remains in effect, certain additional timberlands that may be acquired by the Partnership in the future, consisting of lands (i) that Potlatch offered to the Partnership in a Potlatch acquisition consisting primarily of non-timberland assets, or (ii) which are within specified regions surrounding Potlatch's present conversion facilities (including the facilities that Potlatch will acquire in the Formation Transactions), may also become subject to the Timber Purchase Agreement at Potlatch's election.

  The Partnership will generally be prohibited from selling any of the timberlands contributed by Potlatch without Potlatch's consent. It will be permitted, however, to transfer parcels within the former Potlatch lands aggregating up to 5,000 acres per year (up to an aggregate of 20,000 acres in any 20-year period), and an additional 10,000 acres per year may be transferred in tax-deferred exchanges for equivalent or more productive timberlands in the operating region.

  MANAGEMENT AND HARVESTING. Consistent with the Company's strategy of managing its timberlands on a sustainable basis over the long term, the Timber Purchase Agreement provides that the Partnership will manage the timberlands subject to the agreement in accordance with prudent management practices and in a manner consistent with sustainable forestry principles. As defined in the agreement, sustainable forestry principles require that the timberlands be managed (through silvicultural practices, harvest planning and land management) in a manner designed to assure that, on a long-term basis, the timberlands will produce a sustainable yield of merchantable timber without significant environmental impairment and with consideration given to wildlife conservation and preserving the aesthetic and recreational benefits of the forest. Under the agreement, the implementation of sustainable forestry principles will involve, among other things, limitations on the size and location of clear-cuts, adherence to environmental laws and voluntary "best management practices" and prompt reforestation (through planting or natural regeneration) of harvested stands.

  Each year, the Partnership will generate a harvest plan designating the timber which is to be harvested during the ensuing two-year period. See "Resource Management Objectives--Harvest Plans." Potlatch will be required to harvest all of the designated timber, subject to limited rights of substitution which may not materially reduce the volume of timber harvested. A shortfall in Potlatch's actual harvest volumes from the designated volumes will not constitute a breach of the agreement so long as at least 95% of the designated volume is harvested during the relevant year or within specified cure periods thereafter. In its harvesting operations, Potlatch will be required to adhere to the harvest plan and use prudent logging practices to minimize damage to remaining timber and the environment.

  PRICING. The Timber Purchase Agreement provides that, for the various types of timber harvested, Potlatch will pay the Partnership the fair market value of those timber types sold in the relevant harvest region in arm's-length transactions on a stumpage basis. In determining fair market value, Potlatch and the Partnership will take into account such factors as they deem relevant. Initially, pricing will generally take into account prices paid in two types of transactions: (1) purchasing logs on a "delivered log" basis at the mill, and (2) stumpage purchases through competitive bidding or otherwise. Where Potlatch assigns its right to harvest timber at the stump, Potlatch will pay the Partnership the actual price paid in a competitive bid sale (or such other price as the Partnership may agree), less an administrative charge.

  When delivered log prices are utilized to determine fair market value on a stumpage basis, the average costs incurred by Potlatch in logging and transporting logs to its mills will be subtracted from delivered log prices. Potlatch and the Partnership are expected to take into account delivered log prices derived from Potlatch's purchases from third parties, Potlatch's sales to third parties and transactions not involving Potlatch where prices are verifiable.

  In addition to delivered log prices, as discussed above, Potlatch and the Partnership are also expected to consider the prices paid for the applicable product in stumpage sales, which will include both Potlatch's winning bids and the winning bids (if verifiable) in stumpage sale transactions where Potlatch's bid was unsuccessful. For this purpose, Potlatch and the Partnership may take into account transactions in which the price paid, species types and relative volumes are verifiable, even if Potlatch did not bid in the sale. Stumpage prices will be analyzed on a species-specific basis, based on the relationship between historical species prices in delivered log sales and such other information about species prices as the parties may agree. Volumes in stumpage sales will be estimated because competitive bid sales are often run on a "lump sum" basis without the seller stating the volume to be sold. Typically, Potlatch has estimated volumes in competitive bids by physically cruising the site before bidding. Potlatch's volume estimates may be used in allocating a lump sum stumpage price among the various species included in the sale.

  Initially, delivered log prices and stumpage sale prices will be treated as equally relevant so long as the parties agree that there are sufficient numbers of verifiable transactions of both types. Species for which there is insufficient data regarding delivered log transactions or stumpage sales will be priced based upon the type of pricing for which data is available. For example, certain species of hardwood sawtimber are rarely sold in delivered log transactions, and are expected to be sold to Potlatch at a price based on stumpage sale prices.

  Prices for each harvested product will be estimated, by mutual agreement or by a neutral third party absent agreement, at the beginning of each quarter. Potlatch will make monthly payments to the Partnership based on estimated prices and actual harvest volumes. At the end of each quarter, after actual prices and volumes for that quarter have been determined, a reconciling payment will be made to the extent necessary.

  Both estimated prices and adjustments will be determined by negotiation between Potlatch and the Partnership. If the parties cannot agree on a price for any product within specified periods, the issue will be submitted to a consulting forester for a final and binding decision. If no consulting forester is serving or if the consulting forester does not reach a determination within certain time periods, disputes will be resolved through arbitration.

  Where Potlatch and the Partnership attempt to determine the price payable under the agreements by referring to delivered log prices, Potlatch's expenses of logging and transportation will affect the prices that Potlatch pays the Partnership. Thus, the prices payable under the Timber Purchase Agreement may not be comparable to market prices paid under "stumpage contracts" or that could otherwise be obtained in sales to parties other than Potlatch. However, the Company believes that the agreement will set prices each year at a level reflecting fair market stumpage prices.

  RESALES AND ASSIGNMENTS. Potlatch will not be prohibited from reselling timber that it purchases from the Partnership pursuant to the agreement (although the price received by Potlatch in such resale may be taken into account in setting the price payable to the Partnership under the Timber Purchase Agreement). The Timber Purchase Agreement also permits Potlatch to assign its rights to the timber in whole or in part. Generally, no such assignment would release Potlatch from its obligations under the agreement. If Potlatch assigns to a third party all of Potlatch's rights to timber in an entire region for the remaining term of the agreement, the agreement will be divided with the assignee becoming a direct party to a separate agreement as to the timber in that region, and Potlatch remaining as a party to a separate agreement governing all of the other timberlands. Both of these agreements would be on the same terms as the original Timber Purchase Agreement, as amended. In the event of such a regional division, Potlatch would be released from its obligations under the Timber Purchase Agreement to the extent assigned to the third party, but no such release may occur unless Potlatch establishes the ability of the assignee to perform its obligations, or in any event before the expiration of the initial 20-year term.

  MONITORING OF PROCEDURES. Due to the potential conflicts of interest between Potlatch and the Partnership, the Company intends to adopt policies and procedures designed to minimize conflicts of interest with respect to pricing, harvest planning and other procedures implemented under the agreement, and the Independent Directors' Committee will monitor these procedures. However, there can be no assurance that these policies and procedures will be successful in reducing the effects of conflicts of interest.

FEDERAL AND STATE REGULATION

  BACKGROUND AND APPROACH

  The Company's operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, the Company's forestry activities, and health and safety. Due to the significance of regulation to its business, the Company plans to integrate wildlife, habitat and watershed management into its resource management practices. It also intends to take an active approach to regulatory developments by participating in standard-setting where possible. For example, the Company plans to work cooperatively with regulators to create voluntary conservation plans that address environmental concerns while preserving the Company's ability to operate its Timberlands efficiently. In 1996, Potlatch and the USF&WS jointly developed and signed a habitat conservation plan with respect to the red cockaded woodpecker colonies located on the Company's Arkansas lands. The Company also seeks to maintain a favorable public reputation for environmental stewardship through philanthropic and educational activities such as its "Classroom in the Forest," a 110-acre site in Arkansas dedicated to educating the public about forest management, and "The Lost Forty," a pristine 40-acre forest jointly managed with the Arkansas Heritage Commission. ATCO has also pursued a variety of wildlife conservation and other environmental stewardship programs, such as co-founding a committee of governmental agencies, environmentalists and industry participants dedicated to the conservation of black bear habitat.

  The Company intends to continue efforts to develop an integrated approach to timberland stewardship in order to positively affect the policy and regulation processes. The Company has adopted comprehensive stewardship principles, and will continue to implement water and wildlife

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

resource programs consisting of research, education, habitat restoration and monitoring, and active participation in the development of environmental partnerships. The Company believes that these activities enhance its credibility and facilitate participation in the policymaking and regulatory process.

  Despite the Company's plan to participate actively in governmental policymaking and regulatory standard-setting, there can be no assurance that endangered species, environmental and other laws will not restrict the Company's operations or impose significant costs, damages, penalties and liabilities on the Company. In particular, the Company anticipates that endangered species and environmental laws will generally become increasingly stringent.

  ENDANGERED SPECIES LAWS

  The Federal Endangered Species Act and similar state laws and regulations protect species threatened with possible extinction. A number of species indigenous to the Timberlands have been and in the future may be protected under these laws and regulations, including the red cockaded woodpecker, Louisiana Black Bear and bald eagle. The presence of protected species on or near the Timberlands may restrict or prohibit timber harvesting, road building and other silvicultural activities on portions of the Company's lands that contain the affected species or abut their habitats. In addition, the Timberlands may be affected by regulatory requirements relating to habitats for threatened and endangered aquatic species. Road building and harvesting activities near streams containing such aquatic species may be limited or prohibited due to the perceived impact on sedimentation and water quality.

  The Company has identified 44 red cockaded woodpecker nesting colonies on its timberlands. Under the terms of the recent habitat conservation plan between Potlatch and the USF&WS, which will be binding upon the Company, timber harvesting other than for salvage and maintenance is prohibited within a 10-acre perimeter around each red cockaded woodpecker colony, and the Company is required to maintain a specified percentage of the surrounding area as forested land. This constraint does not impose a material burden on the Company's operations. The Company is also aware of three bald eagle nests, two of which are active, on the ATCO Timberlands, as well as the presence of Louisiana Black Bear and certain other threatened or endangered species on its lands, none of which currently imposes a significant constraint on the Company's operations.

  Consistent with its overall goal of good environmental stewardship, the Company evaluates each tract of timber designated for thinning, harvesting or another silvicultural operation in order to determine whether to conduct a field inspection before commencing operations. These inspections are designed to monitor the status of existing wildlife sites, identify areas suitable for endangered species and determine if areas previously identified as containing suitable habitat are, in fact, supporting endangered species. The Company also intends to investigate reported sightings of threatened or endangered species. The Timber Purchase Agreement requires Potlatch to use reasonable precautions against damage to environmentally sensitive areas and to comply with applicable environmental laws. However, the Partnership and the Company, as the direct and indirect owners of the Timberlands, may be held responsible for compliance with the foregoing laws and regulations by Potlatch and other customers and contractors.

  The Company believes that it is managing its harvesting operations in the areas affected by protected species in substantial compliance with applicable federal and state regulations, and that the presence of such species on its lands will not materially adversely affect the Company's ability to proceed with its current harvest plans. There can be no assurance, however, that additional species on or around the Timberlands will not receive protected status under the Endangered Species Act or similar state laws, or that currently protected species may not be discovered in significant numbers on or around the Timberlands. Additionally, there can be no assurance that future legislative, administrative or judicial activities related to protected species will not adversely affect the Company, its ability to continue its operations as currently conducted or its ability to implement its business strategy. Any such changes could materially and adversely affect the Company's financial condition and results of operations.

  FORESTRY REGULATIONS

  The operation of the Timberlands will be subject to specialized statutes and regulations governing forestry operations. These laws address many growing, harvesting and processing activities on forest lands. For example, Mississippi's Forest Harvesting Law imposes post-harvest seed tree retention and re-entry requirements. In Arkansas, the Company has followed local "best management practices" developed by state agencies in consultation with industry and environmental groups, which address matters such as harvesting practices near visually sensitive areas. Operations in Mississippi and the other states in which the Initial Timberlands are located are currently subject to similar voluntary practices.

  The Company expects to face intensifying forest practices regulations, particularly as it acquires timberlands in other states. A number of timber states have forest practices acts that are considerably more restrictive than the Mississippi Forest Harvesting Law and the best management practices currently in place in Arkansas. For example, the State of Washington requires a rigorous regulatory review, taking 30 days or more, prior to harvesting. Other states are considering or are expected to consider laws and regulations governing forest practices.

  ENVIRONMENTAL LAWS

  Timber operations involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers and gasoline, and result in air emissions or discharges of certain materials into streams and other bodies of water. Accordingly, the Company's operations are subject to federal, state and local environmental laws and regulations relating to the protection of the environment. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates them to become increasingly stringent. Although the Company believes that it is in substantial compliance with these requirements, there can be no assurance that these increasingly burdensome laws and regulations will not lead to significant costs, penalties and liabilities, including those related to claims for damages to property or natural resources, as well as restrictions on timber harvesting and other silvicultural activities. As of the date of this Prospectus, the Company is not aware of any pending legislative, administrative or judicial action relating to the protection of the environment that could materially and adversely affect the Company.

  The Federal Clean Air Act and Clean Water Act, and their state equivalents, may affect timber operations through controls on site preparation activities such as slash burning and regulatory programs designed to reduce nonpoint source pollution discharged into bodies of water. For example, the Environmental Protection Agency and its state counterparts have designated certain bodies of water as "water quality impaired," triggering a requirement to establish Total Maximum Daily Loads ("TMDLs") for such bodies of water. The TMDL process could result in additional limitations being placed on harvesting activities in some or all of the states where the Company operates.

  In addition, the Company's operations will be affected by federal and state laws designed to protect wetlands. The Federal Clean Water Act authorizes the regulation of "wetland" areas. Access to timberlands located within a protected wetlands area may be limited, and the Company may be required to expend substantial sums for the protection of such wetland areas.

  Some environmental statutes impose strict liability, regardless of the negligence or fault on the part of the person held liable. Under various laws and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property, often without regard to whether the owner or operator knew of, or was responsible for, the release of such substances. The presence of such substances, or the failure to remediate such substances properly, may adversely affect the owner's ability to sell such real estate or to use such real estate as collateral. The Initial Timberlands acquired from Potlatch and ATCO have not been subjected to a Phase I environmental audit or other similar investigation or audit by an independent environmental consultant. In addition, although ATCO will divest all of its converting facilities concurrent with or prior to the Company's acquisition of ATCO, there can be no assurance that the Company will not be subject to claims, losses and liabilities under environmental laws due to ATCO's prior ownership or operation of such facilities. The Partnership will acquire the Initial Timberlands subject to environmental liabilities with respect to the Initial Timberlands and certain other existing or potential liabilities. Although the Company is not aware of any activities by the Company or any conditions on the Initial Timberlands that would likely result in the Company being named a potentially responsible party, there can be no assurance that Potlatch, ATCO or any other prior owner or operator of the Initial Timberlands, or an owner or operator of any lands adjacent to the Company's, has not created a material environmental condition on the Company's lands without the Company's knowledge. In addition, there can be no assurance that the operations of the Company and its contractors on the Timberlands will not result in material liabilities, fines, costs and restrictions on the Company pursuant to current or future environmental laws and regulations. Potlatch will agree to indemnify the Company to the extent that such liabilities or expenses are attributable to Potlatch's operations on the Timberlands.

  REGULATORY LIMITATIONS ON ACCESS TO TIMBERLANDS

  Currently, logs from the Company's timberlands along the Mississippi River may be loaded onto barges only pursuant to permits issued by the United States Department of the Army-Corps of Engineers. These permits may impose various environmental and other restrictions on log loading activities. In addition, depending upon the location and scope of future acquisitions, the Timberlands may include sections of land that are intermingled with or adjacent to sections of land managed by federal and state agencies. Removal of trees from those portions of the Timberlands may require additional permits and reciprocal rights-of-way across public lands, the availability of which cannot be assured. Among other things, federal agencies may be required to consult with each other and to consider environmental and other factors in granting or renewing such permits and rights-of-way.

  OTHER REGULATORY MATTERS

  The Company's operations will be subject to various other federal and state regulations. For example, the Federal Insecticide, Fungicide, and Rodenticide Act regulates the use of pesticides that may be used in forestry practices. The operations of the Timberlands are subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes relating to the health and safety of employees. The Company believes that it is in compliance with OSHA regulations, including general industry standards, permissible exposure levels for toxic chemicals and record-keeping requirements.

COMPETITION

  Due to transportation costs, domestic timber conversion facilities tend to purchase raw materials within relatively confined geographic areas. Presently, the Company and its current competitors all benefit from close proximity to numerous mills. Additional competitive factors within a market area generally will include species, quality, and consistency in meeting customers' specifications and delivery requirements.

  The Company competes with numerous private land and timber owners, as well as foreign imports, primarily (but indirectly) lumber from Canada. In addition, the Company competes with the

USFS and other governmental agencies with timber holdings. Timber sold by the federal government may be more mature, and thus larger-diameter and more desirable, due to the government's longer harvest rotations. The level of competition will also tend to vary depending upon prevailing timber prices. Rising timber prices often lead to increased harvesting on private timberlands, including lands not previously made available for commercial timber operations. The Company will also face intense competition for acquisition opportunities. See "Risk Factors--Risks Associated with Acquisition Strategy." Certain of the Company's competitors have significantly greater financial resources than the Company.

INSURANCE COVERAGE

  Certain types of losses (such as damage to the Timberlands and associated lost revenues due to fires, ice storms, pests, disease and other natural disasters) are uninsurable at commercially justifiable rates. Accordingly, as is typical in the industry, the Company does not carry insurance for these losses. An uninsured loss could result in reduced revenues and cash flow. See "Risk Factors--Risk of Uninsured Losses."

LEGAL PROCEEDINGS

  Although the Company may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, the Company is not presently a party to any material legal proceedings.

EMPLOYEES

  Upon the closing of the Formation Transactions, the employees of the Partnership will consist primarily of the persons currently employed by Potlatch's Arkansas timber operation and ATCO's timber operations. As of March 1, 1998, the Company's operations had approximately 55 salaried and ten hourly employees.

  Approximately ten of the employees to be employed by the Partnership are currently represented by a union, all of whom are currently employed by Potlatch. Potlatch's collective bargaining agreement with this union expires in 1998. The Company believes that it has a good relationship with its employees.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

             NAME           AGE                     POSITION
             ----           ---                     --------
   Scott R. Jones..........  39 Prospective Chief Executive Officer and Director
   Allan F. Trinkwald......  41 Prospective Chief Financial Officer
   Robert M. (Robin)
    Jolley, Jr.............  46 Prospective Vice President
   John M. Richards........  60 Director
   Christine Garvey........  52 Prospective Director
   Parnell S. Lewis, Jr....  50 Prospective Director
   James F. Rippey.........  66 Prospective Director
   Will M. Storey..........  66 Prospective Director
   Frederick T. Weyerhaeu-
    ser....................  66 Prospective Director

  Scott. R. Jones has agreed to become the Chief Executive Officer and a director of the Company. Mr. Jones has been employed by the Hancock Timber Resource Group of John Hancock Mutual Life Insurance Company since 1989, where he served as Director of Business Development since January 1995. Prior to 1995, he served in various capacities for the Hancock Timber Resource Group, including Manager of Acquisitions and Manager of Portfolio Strategy. Previously, he was a real estate portfolio manager with Rubloff, Inc., an institutional real estate services company, and was associated with Container Corporation of America. Mr. Jones has a B.S. in Forestry from Elizabethtown College, a Masters of Forestry-Economics from Duke University and a Masters of Management from Northwestern University.

  Allan F. Trinkwald has agreed to become the Chief Financial Officer of the Company. Mr. Trinkwald has been Vice President and Chief Financial Officer of Savia International Ltd., a forest products company, since September 1995. From September 1994 to September 1995, Mr. Trinkwald was Chief Financial Officer and Treasurer of Crown Pacific Partners, L.P., a forest products company. He also served as Controller and Treasurer of Plum Creek Timber Company, L.P., from June 1989 to September 1994. Mr. Trinkwald has a B.S. in Accounting from the State University of New York and a Masters of Business Administration from the University of Washington. He is a Certified Public Accountant.

  Robert M. (Robin) Jolley, Jr. has agreed to become a Vice President of the Company. Mr. Jolley has been the Resource Manager of the Southern Division of Potlatch since July 1994. Before joining Potlatch, he was the Central Operations Manager for Scott Paper Company in Mississippi and Alabama from 1975 to 1994. Mr. Jolley is a member of the Board of Directors of the Arkansas Forestry Association and the Board of Directors of the American Pulpwood Association. He received his B.S. degree in Biology from Catawba College, and his M.S. degree in Forestry from Duke University.

  John M. Richards has been a director of the Company since its formation. Mr. Richards is Chairman of the Board and Chief Executive Officer of Potlatch and has served in that capacity since May 1994. He served as Potlatch's President and Chief Operating Officer from May 1989 to May 1994. He has been a director of Potlatch since 1991.

  Christine Garvey is expected to become a director of the Company on or prior to the consummation of the Offering. Ms. Garvey is currently the head of Bank of America's Commercial Real Estate Services Group. Before joining Bank of America in 1991, she was the Vice President and Manager of Leasing and Acquisition for First Interstate Bank. Ms. Garvey is also a member of the National Association of Corporate Real Estate Executives, the Industrial Development Research Council and the Urban Land Institute. She also serves on the Board of Directors of Catellus Development Corporation.

  Parnell S. Lewis, Jr. is expected to become a director of the Company on or prior to the consummation of the Offering. Mr. Lewis has been the President of ATCO since 1993, and has served as a director of ATCO since 1979. Before joining ATCO, Mr. Lewis was a Vice President with National Guard Products from 1982 to 1987. He was employed by Union Planters National Bank from 1971 to 1981, holding several positions including Vice President and Senior Loan Officer. Mr. Lewis received his B.B.A. from Memphis State University. He is also a director of Union Planters Corporation.

  James F. Rippey is expected to become a director of the Company on or prior to the consummation of the Offering. Mr. Rippey co-founded Columbia Asset Management, an investment management firm, in 1964. Mr. Rippey was a director of the Columbia Family of Mutual Funds from 1966 to 1997.

  Will M. Storey is expected to become a director of the Company on or prior to the consummation of the Offering. Mr. Storey was Chief Financial Officer, Treasurer and director of American President Companies, Ltd. (later renamed APL Limited) from 1991 through his retirement in 1995. He was director and Vice Chairman of Manville Inc. from 1989 to 1991, and was Vice Chairman and Senior Financial Administrative Officer of Federated Department Stores, Inc. from 1982 to 1988. Prior to that, he was Executive Vice President and Chief Financial Officer of Boise Cascade Corporation, where he served for 19 years. Mr. Storey is a member of the American Institute of Certified Public Accountants. He is also a director of Albertsons, Inc.

  Frederick T. Weyerhaeuser is expected to become a director of the Company on or prior to the consummation of the Offering. Mr. Weyerhaeuser has been Chairman of the Board and Treasurer of Clearwater Investment Trust, a financial management company, since 1987. He has been a director of Potlatch since 1960, and also serves as a director of Minnesota Mutual Life Insurance Company and Clearwater Investment Trust. Previously, Mr. Weyerhaeuser was also Chairman of the Board and Treasurer of Clearwater Management Co.

  Mr. Richards currently serves as the Company's sole director. Prior to or concurrently with the closing of the Offering, the Company intends to expand the size of the Board to seven, a majority of whom will be persons not employed by the Company or the Partnership or employed by or otherwise affiliated with Potlatch (the "Independent Directors"). Upon expansion, the Board will be divided into three approximately equal classes serving staggered three-year terms or until their successors are duly elected and qualified. As a result, approximately one-third of the total number of directors will be elected each year.

  The Board of Directors will establish an Audit Committee prior to the closing of the Offering, which will consist of the Independent Directors. The functions of the Audit Committee will include recommending to the Board of Directors the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the Company's financial statements, internal accounting and auditing procedures and corporate program to ensure compliance with applicable laws.

  The Independent Directors' Committee will be established prior to or shortly after the consummation of the Offering and will consist solely of Independent Directors. This committee will periodically review the implementation of the Timber Purchase Agreement, including the procedures used to determine the prices paid by Potlatch, and will be responsible for reviewing and approving any transaction in which Potlatch has a material interest.

  The Board of Directors will review and approve executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's Stock Incentive Plan and other benefit plans.

  Officers will be elected at the first Board of Directors' meeting following the stockholders' meeting at which directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

  The Company was organized in February 1998. The Company anticipates that, during the fiscal year ending December 31, 1998, its most highly compensated executive officers will be Messrs. Jones, Trinkwald and Jolley. These officers will be granted options to purchase shares of Common Stock effective upon the closing of the Offering under the Company's Stock Incentive Plan. Such options will have an exercise price equal to the initial public offering price in the Offering, will vest in 50% increments commencing on the first anniversary of the grant date and will expire in ten years, or earlier if service with the Company terminates. See "--Stock Incentive Plan." The following table summarizes all compensation anticipated to be paid in the remainder of 1998 to the Company's Chief Executive Officer and to each of the Company's most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus is expected to exceed $100,000 for services to be rendered in all capacities to the Company during the fiscal year ending December 31, 1998.

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                         ANNUAL COMPENSATION(1)        COMPENSATION
                         -------------------------     ------------
     NAME AND                                          UNDERLYING     ALL OTHER
 PRINCIPAL POSITION       SALARY($)      BONUS($)       OPTIONS(#)  COMPENSATION(2)
 ------------------      -------------  ----------     ------------ ---------------
Scott R. Jones.......... $     225,000         $-- (3)   100,000        $10,512
 Chief Executive Officer
Allan F. Trinkwald......       150,000          -- (3)    50,000          7,014
 Chief Financial Officer
Robert M. Jolley, Jr....        85,950          -- (3)    25,000          4,035
 Vice President

--------
(1) Represents amounts to be paid from April 1, 1998 to December 31, 1998.
(2) Represents estimated health and life insurance premiums to be paid by the Company.
(3) Incentive bonus compensation will depend upon individual performance in fiscal 1998 and is not presently determinable.

EMPLOYMENT AGREEMENTS

  Mr. Jones has entered into a two-year employment agreement providing for an annual base salary of no less than $300,000, bonuses of $105,000 payable in each of 1999 and 2000 plus participation in the Company's incentive bonus program. The agreement also provides for a grant of options to purchase 100,000 shares of Common Stock in connection with the Offering and a grant of options to purchase 100,000 shares in 1999.

  Mr. Trinkwald has entered into a similar employment agreement providing for an annual base salary of no less than $200,000 and grants of 50,000 stock options in connection with the Offering and in 1999.

COMPENSATION OF DIRECTORS

  Directors of the Company who are not also employees of the Company, the Partnership, Potlatch or one of their subsidiaries will be paid an annual retainer of $16,000 and will receive $1,000 for each Board meeting attended ($500 for telephonic meetings) and $500 for each committee meeting attended ($250 for telephonic meetings). Each committee chair also will receive an annual retainer of $2,000. No other director will receive cash compensation for services as a director. All directors will, however, be reimbursed for their expenses incurred in attending meetings.

  Directors of the Company who are not also employees of the Company, the Partnership, Potlatch or one of their subsidiaries are eligible to participate in the Deferred Compensation Plan for Directors.

Each eligible director may elect to participate in the Deferred Compensation Plan for Directors by filing a deferral election within the time limits specified in such plan. A participating director may defer all or a portion of his or her director's fees, and a Deferred Compensation Account will be established for each participating director. A director may elect to convert all or a portion of his or her Deferred Compensation Account into stock units representing the value of one share of Common Stock ("Stock Units"). Interest will be credited to each Deferred Compensation Account and, to the extent dividends are paid on the Common Stock, dividend equivalents will be credited to each Stock Unit during the period of deferral.

  At the time of deferral, the director will indicate the year in which payment of the Deferred Compensation Account or Stock Units will commence, which may not be later than age 70. The director will also indicate whether the payment will be in a lump sum or in installments over a period of years (but not more than 15). Deferred Compensation Account balances and Stock Units will be paid in cash. In the event of a participating director's death, all remaining amounts in his or her Deferred Compensation Account and all of his or her Stock Units will be distributed to the director's beneficiary.

  The Deferred Compensation Plan for Directors will be administered by the Board of Directors. The Board of Directors may amend, suspend or terminate the Deferred Compensation Plan for Directors at any time.

  Certain directors will also be eligible to receive nondiscretionary awards of nonstatutory stock options under the 1998 Stock Incentive Plan, as described below.

STOCK INCENTIVE PLAN

  The Board of Directors intends to adopt the 1998 Stock Incentive Plan (the "Stock Incentive Plan") prior to the consummation of the Offering. A total of 1,500,000 shares of Common Stock will be available for issuance under the Stock Incentive Plan. An award under this plan may be in the form of stock options, limited stock appreciation rights, restricted stock or other share-based awards. The stock options expected to be awarded to certain executive officers of the Company under the Stock Incentive Plan are listed in the Summary Compensation Table above. Other potential awards to officers and other employees are not presently determinable.

  Participants in the Stock Incentive Plan will be key employees of the Company, the Partnership or its subsidiaries who are selected by the Board of Directors. The Company's directors who are not also employees of Potlatch, the Company, the Partnership or one of their subsidiaries (the "Outside Directors") will be eligible to receive only nondiscretionary awards of nonqualified stock options under the plan. These awards will consist of an option grant of 5,000 shares upon a director's initial election to the Board, and thereafter an annual option grant of 1,500 shares.

  The Stock Incentive Plan will be administered by the Board of Directors. The Board will determine which key employees will participate in the plan and the terms and conditions of any award under the plan. The maximum number of stock options, restricted stock or other share-based awards that may be granted to a key employee under the Stock Incentive Plan in any calendar year is 250,000 shares.

  The Company's Board of Directors may suspend or discontinue the Stock Incentive Plan or revise or amend it with respect to any shares not subject to awards under the plan. However, without the approval of the stockholders of the Company, no revision or amendment may increase the number of shares subject to the plan, change the class of employees eligible to receive awards under the plan, remove administration of the plan from any committee appointed by the Board of Directors or amend the plan provision concerning amendment in order to defeat its purpose.

  Stock options granted to key employees and Outside Directors will be subject to terms and conditions specified in the Stock Incentive Plan and stock option agreements. The exercise price of a stock option will be the fair market value of a share on the date of grant. The exercise price may be paid in cash or by the surrender of Common Stock. During the lifetime of the plan participant, the stock option will be exercisable only by the participant and will not be assignable or transferable.

  Each stock option granted to a key employee will become exercisable at the time or times specified in the applicable stock option agreement. Each stock option granted to an Outside Director will become exercisable in 50% increments on the first and second anniversaries of the date of grant, provided that he or she has continuously been an Outside Director from the date of grant until such time. In addition, commencing six months after the stock option grant, each plan participant will have the right to exercise his or her options as follows:

    (i) Within 30 days following the sale or other disposition of all or substantially all of the assets of the Company;

    (ii) Within 30 days prior to the consummation of any transaction (approved by the stockholders of the Company) in which the Company will cease to be an independent publicly owned corporation;

    (iii) Within 365 days following the date on which more than one-third of the directors neither (A) were directors on the later of (x) a date three years earlier or (y) the day following the closing of the Offering nor (B) are individuals whose election or nomination for election as directors was approved by at least a majority of those directors described in clause (A) above;

    (iv) Within 365 days following the date on which any "person" (as used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) that acquired Common Stock pursuant to a tender offer subject to
  Section 14(d) of such act became entitled to vote 20% or more of the aggregate voting power of the Company's outstanding stock; or

    (v) Within 30 days prior to any dissolution or liquidation of the Company or any merger or consolidation in which the Company is not the surviving corporation, but not sooner than required stockholder approval is obtained.

  Options not exercised during the 30-day period described in clauses (i),
(ii) and (v) above will terminate upon the last day of such period. Each stock option granted under the Stock Incentive Plan will include a limited stock appreciation right that may be exercised only during the periods described in clauses (i) through (v) above. During any such period, the participant will have the right, in lieu of exercising an option, to receive an amount equal to the difference between the aggregate exercise price of the shares subject to the option surrendered and the fair market value of such shares on the date of surrender.

  If the employment of a participant who is a key employee is terminated for any reason other than death, the employee may exercise within three months after termination of employment any options that were vested at the date of termination. The exercise period is 36 months in the event of the employee's death or termination due to retirement or disability with respect to a nonqualified stock option. If the employee's employment is terminated due to misconduct (as defined in the Stock Incentive Plan), then the stock option will cease to be exercisable.

  In the event an Outside Director's services as a director are terminated for any reason other than cause, the Outside Director may exercise within 36 months of such termination any options that were vested at the date of termination. If the Outside Director's services are terminated for cause (as defined in the Company's Charter), his or her stock options will cease to be exercisable.

  Subject to any required action by the stockholders, the number of shares covered by the Stock Incentive Plan, the number of shares covered by each award under the plan and the exercise price of each outstanding option will be subject to antidilution adjustments upon a stock split or stock dividend and in certain other circumstances.

  Subject to any required action by the stockholders, if the Company is the surviving corporation in any merger, consolidation or other reorganization, each outstanding award under the Stock Incentive

Plan (whether or not vested) will apply to the securities to which a holder of the number of shares of Common Stock subject to the plan award would have been entitled as a result of such transaction. Subject to the exercise rights set forth in clauses (i) through (v) above, in the event of a dissolution or liquidation of the Company or a merger, consolidation or other reorganization in which the Company is not the surviving corporation, each outstanding option will terminate, unless the merger, consolidation or reorganization agreement provides otherwise.

INCENTIVE BONUS PROGRAM

  The Company intends to establish an incentive compensation plan (the "Incentive Bonus Plan") for key employees. The Incentive Bonus Plan will provide for payment of annual cash incentive awards to participating employees based on the Company's attainment of key annual financial objectives and an evaluation of the employee's personal performance during the year. The Board of Directors will determine the awards. Awards will only be paid with respect to years in which minimum financial objectives, as established annually by the Board of Directors, are met. The maximum award earned in any year will be 100% of the employee's base salary in effect for that year.

PENSION PLANS

  Employees of the Company will be eligible to participate in a tax-qualified defined benefit pension plan (the "Retirement Plan") and a Supplemental Benefit Plan which replaces benefits lost because of any limitation placed on the Company's tax-qualified defined benefit plan or the Company's 401(k) savings plan. The following table presents the annual pension benefits estimated to be payable under the Company's Retirement Plan and Supplemental Benefit Plan at normal retirement date to a person having the average annual earnings and years of credited service shown.

                              PENSION PLAN TABLE

                                     YEARS OF CREDITED SERVICE
       AVERAGE          ------------------------------------------------------------------
   ANNUAL EARNINGS        15            20            25            30            35
   ---------------      -------       -------       -------       -------       -------
      $100,000          $20,165       $26,887       $33,609       $40,331       $47,053
       200,000           42,665        56,887        71,109        85,331        99,553
       300,000           65,165        86,887       108,609       130,331       152,053
       400,000           87,665       116,887       146,109       175,331       204,553
       500,000          110,165       146,887       183,609       220,331       257,053

  In calculating years of credited service, the period of time recognized under Potlatch's Salaried Employees' Retirement Plan is taken into account. In calculating final average annual earnings, the Retirement Plan and the Supplemental Benefit Plan recognize overtime, bonuses under the Incentive Bonus Plan and other salary- or sales-based performance incentive payments, as reflected in the Summary Compensation Table above. Bonuses are recognized in the year in which they are paid. The benefits of participants who are required to retire at age 65 are calculated as if they received a standard bonus under the Incentive Bonus Plan during each year in their period of average annual earnings.

  For the purpose of calculating retirement benefits, Messrs. Jones and Trinkwald currently have no years of credited service, and Mr. Jolley has four years of credited service. Benefits under the plans are computed as straight-life annuity amounts and are not subject to reduction by Social Security or other benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors will make decisions regarding the compensation of executive officers. Mr. Richards, who is a director of the Company, is Chairman of the Board and Chief Executive Officer of Potlatch. Potlatch will initially be the sole owner of Special Voting Stock and the sole limited partner of the Partnership, and will have certain other relationships with the Company. See "Certain Relationships and Transactions."

                        CERTAIN POLICIES AND OBJECTIVES

  The following discussion summarizes the Company's current investment objectives and policies, disposition and financing policies and policies with respect to certain other activities. These policies are determined by the Board of Directors and may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the Company's stockholders.

  As the sole general partner of the Partnership, the Company also will determine the investment policies of the Partnership. Under the Partnership Agreement, the Company's future investments generally must be made through the Partnership. See "The Partnership Agreement--Management of the Partnership."

INVESTMENT POLICIES

  The Company's investment objective is to maximize its cash flow consistent with its long-term policy of increasing sustainable yield. The Company will seek to accomplish its objective through its ownership of the Initial Timberlands and selective acquisitions of additional timberlands.

  The Company may purchase or lease properties for long- or short-term investment and may cause the Partnership to hold or sell any or all of the Initial Timberlands when circumstances warrant, subject to the restrictions on sale in the Partnership Agreement and Timber Purchase Agreement. The Company also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that has priority over the equity interest of the Company in such properties. While the Company intends to emphasize equity investments, it may, in its discretion, invest in mortgages, stock of other REITs, partnerships and other real estate interests.

  The Partnership Agreement requires that a majority of the Company's voting power, which Potlatch will initially control through its ownership of Special Voting Stock, must approve any transaction which would cause 50% or more of the fair market value of the Company's assets to consist of assets other than timber, timberlands and related assets, with limited exceptions. There are presently no limitations on the percentage of the Company's assets that may be invested in any one property or venture, the number of properties in which the Company may invest or the concentration of investments in a single geographic region, based on USFS data. The Board of Directors may establish such limitations, and other policies, as it deems appropriate from time to time.

DISPOSITIONS

  Other than potential sales or exchanges of small parcels, the Company has no current intention to cause the Partnership to dispose of any of the Initial Timberlands, although it reserves the right to do so (subject to Potlatch's consent, in certain cases involving the Potlatch Southern Timberlands) if the Board of Directors determines that such action would be in the best interests of the Company. In general, the Company intends to pursue sales or exchanges of lands which may have a higher and better use for recreational or other purposes, which have special environmental significance, or which are geographically isolated from its other timberlands. The Timber Purchase Agreement and the Partnership Agreement restrict the Partnership's ability to sell the timberlands contributed to the Partnership by Potlatch. See "Business--The Timber Purchase Agreement" and "Business--The Partnership Agreement."

FINANCING

  The Company intends to maintain a ratio of debt to total market capitalization of less than 35%. The Board of Directors may, however, reevaluate this policy from time to time and reduce or increase such ratio accordingly. Following the completion of the Offering and the use of net proceeds therefrom,
the Company will have approximately $132.1 million of indebtedness ($    if
the Underwriters' over-allotment option is exercised in full), which will constitute approximately % of its total market capitalization after giving effect to the Offering ( % if the Underwriters' over-allotment option is exercised in full), in each case assuming an initial public offering price of
$    per share. The Company will determine its financing policies in light of then-current economic conditions and timber prices, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors. If the Board of Directors determines that additional funding is desirable, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (subject to provisions in the Code concerning the taxability of undistributed REIT income and REIT qualification), or a combination of these methods.

  The Partnership Agreement prohibits the Company from taking any action, including the assumption or incurrence of debt, that would cause Potlatch to breach its existing debt covenants and future covenants that are no more restrictive. These covenants generally will apply to the Company so long as Potlatch owns more than 50% of the Company's voting power or otherwise is required to consolidate the Company for accounting purposes, and include limitations on liens and sale-leaseback transactions and certain financial ratios and other quantitative tests (including a minimum level of consolidated net tangible assets, and certain leverage and coverage ratios). The Company will also be restricted from effecting certain other fundamental transactions as long as it is a "significant subsidiary" for purposes of Potlatch's debt instruments. The Company's Credit Facility will also restrict the Company's ability to incur indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Liquidity and Capital Resources."

  It is anticipated that borrowings will be made through the Partnership, although the Company also may incur indebtedness that may be re-loaned to the Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. Indebtedness may be in the form of purchase money obligations to sellers of timberlands to the Partnership, publicly or privately placed debt instruments, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the Company's assets. However, the Timber Purchase Agreement restricts the use of the Potlatch Southern Timberlands as collateral, and, as described above, the Company has agreed to refrain from taking actions that would cause Potlatch to breach its debt covenants, which include certain limitations on liens. Other than these limitations, there are presently no limits on the number or amount of mortgages or other interests which may be placed on any one property or asset. In addition, such indebtedness may be recourse to all or any part of the property of the Company or may be limited to the particular property to which the indebtedness relates. The proceeds from any borrowings may be used for the payment of distributions, for working capital, to pay the exchange price payable for Partnership Units under the Partnership Agreement, to refinance indebtedness, to finance acquisitions or for other purposes deemed appropriate by the Board of Directors.

  In the event that the Board of Directors determines to raise additional equity capital, the Board has the authority, without stockholder approval, to issue additional shares of authorized Common Stock or Preferred Stock on such terms and for such consideration as it deems appropriate, including in exchange for property. The Company's then-existing stockholders will have no preemptive right to purchase any of the shares so issued. If the Board of Directors determines to raise additional equity capital, the Company will contribute such funds to the Partnership in return for additional Partnership Units. In addition, under certain circumstances the Company may issue additional shares of Common Stock in connection with the exchange of Partnership Units for shares of Common Stock pursuant to the exercise of the limited partners' exchange rights under the Partnership Agreement. See "The Partnership Agreement."

  The Board of Directors also has the authority to cause the Partnership to issue additional Partnership Units in any manner (and on such terms and for such consideration) as it deems

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

appropriate, including in exchange for timberlands, subject to the requirement that any issuance of Partnership interests having rights superior to those of the then-existing limited partnership interests will require the prior consent of a majority of the limited partnership interests for so long as all limited partnership interests would, if exchanged for Common Stock, represent at least 20% of the then outstanding Common Stock. See "The Partnership Agreement-- Issuance of Additional Limited Partnership Interests."

WORKING CAPITAL RESERVES

  The Company plans to maintain working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Directors determines to be adequate to meet normal contingencies in connection with the operation of the Company's business and investments and to facilitate the payment of anticipated distributions to stockholders.

CONFLICT OF INTEREST POLICIES

  The Independent Directors' Committee will periodically review the implementation of the Timber Purchase Agreement, including the procedures used to determine the prices paid by Potlatch, and will be responsible for reviewing and approving other transactions in which Potlatch has a material interest. The Company, the Partnership and Potlatch will also enter into an Opportunities Agreement designed to allocate their respective rights to pursue certain timberland acquisitions and other business opportunities. See "Certain Relationships and Transactions." However, there can be no assurance that these procedures and contractual provisions will eliminate the influence of potential conflicts of interest, and their failure to do so could permit actions to be taken that fail to reflect fully the interests of all stockholders. See "Risk Factors--Conflicts of Interest."

  Pursuant to Delaware law, each of the Company's directors is required to discharge his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner which he or she reasonably believes to be in the best interests of the Company. In addition, under Delaware law, a contract or transaction between the Company and any of its directors or between the Company and a corporation, firm or other entity in which one of its directors has a financial interest or of which such person is an officer or director is not void or voidable solely because of (a) such interest or position, (b) the presence or participation of the director at the meeting of the Board or a committee of the Board that authorizes or approves or ratifies the contract or transaction or (c) the counting of the vote of the director for the authorization of the contract or transaction, if (i) after disclosure of the material facts concerning such person's interest and concerning the contract or transaction, the contract or transaction is approved by a majority of the disinterested directors or a majority of the stockholders, or (ii) the transaction is fair to the Company.

OTHER POLICIES

  The Company intends to operate in a manner that will permit the Company to qualify for taxation as a REIT under the Code unless, because of changes in circumstances, the Code or the Treasury Regulations, the Board of Directors determines that it is no longer in the Company's best interests to qualify as a REIT. The Company also intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940, as amended. The Company does not intend (i) to invest in the securities of other issuers (other than the Partnership) for the purpose of exercising control over such issuer, (ii) to underwrite securities of other issuers or (iii) to trade actively in loans or other investments.

  The Company may make investments other than as previously described, although it currently does not intend to do so. The Company has authority to repurchase or otherwise reacquire Common Stock or any other securities it may issue and may engage in such activities in the future. The Board

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

of Directors has no present intention of causing the Company to repurchase any of the shares of Common Stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code and the Treasury Regulations. Although it may do so in the future, except in connection with the Formation Transactions, the Company has not issued Common Stock or any other securities in exchange for property, nor has it reacquired any of its Common Stock or any other securities. See "The Formation Transactions." The Company may make loans to third parties, including, without limitation, to its officers and directors. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers, nor has the Company invested in the securities of other issuers other than the Partnership for the purpose of exercising control.

                        INFORMATION REGARDING POTLATCH

  This Prospectus relates only to the Common Stock offered hereby and does not relate to any securities of Potlatch. Potlatch, incorporated in 1903, is an integrated forest products company engaged principally in the growing and harvesting of timber and the manufacture and sale of wood products, printing papers and other pulp-based products. Potlatch will own approximately 343,000 acres of timberland in Minnesota, approximately 672,000 acres of timberland in northern Idaho and a 22,000-acre hybrid poplar plantation in Oregon after the consummation of the Formation Transactions. Potlatch's manufacturing facilities are located in Idaho, Arkansas, Minnesota and Nevada, and in connection with the Formation Transactions, Potlatch will acquire additional facilities in Mississippi.

  Potlatch is subject to the informational requirements of the Exchange Act and is required to file reports and other information with the Commission. Copies of such reports and other information may be inspected and copied at certain offices of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically at the Commission's World Wide Web site at http://www.sec.gov and at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10015, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104. Potlatch is not required to, and will not, provide annual or other reports to holders of the Company's Common Stock.

                          THE FORMATION TRANSACTIONS

  The Company and the Partnership were formed in February 1998. Prior to or concurrently with the consummation of the Offering, the Company, Potlatch and ATCO will engage in the transactions described below (the "Formation Transactions"), which are designed to consolidate the ownership of the Initial Timberlands in the Partnership, to facilitate the Offering and to enable the Company to qualify as a REIT for federal income tax purposes commencing with the year ending December 31, 1998.

  . Potlatch will contribute its timberlands in Arkansas and the Company's future headquarters building to the Partnership in exchange for Partnership Units.

  .  Potlatch will acquire the sole share of the Company's Special Voting
     Stock.

  .  The Company will sell      shares of Common Stock in the Offering and
     will use the net proceeds of the Offering to fund a portion of the purchase price for the acquisition of ATCO, which will be effected through the merger of a newly formed subsidiary of the Company into ATCO, with ATCO initially surviving as a wholly owned subsidiary of the Company.


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

  . Potlatch will acquire all of ATCO's timber converting assets, consisting primarily of two hardwood sawmills and a veneer plant located near Vicksburg, Mississippi, as well as ATCO's headquarters building in Memphis, Tennessee (which Potlatch will contribute to the Partnership, as described above), and a portion of its log transportation business, for approximately $60 million (including the assumption of indebtedness). The veneer plant will be acquired from a partnership affiliated with ATCO.

  . The Company will contribute to the Partnership the ATCO Timberlands and certain farmlands and interests in commercial real estate formerly owned by ATCO; the Company will become the sole general partner of the Partnership, and the Partnership will issue Partnership Units to the Company pursuant to the Partnership Agreement, which will be amended and restated in the form described under "The Partnership Agreement."

  .  The Partnership and Potlatch will enter into the Timber Purchase
     Agreement.

  . The Company and Potlatch will enter into an Administrative Services Agreement, the Opportunities Agreement and a Registration Rights Agreement providing Potlatch with registration rights, as described under "Certain Relationships and Transactions."

  .  The Company expects to enter into the $200 million Credit Facility.

  .  The Company will borrow approximately $113.2 million under the Credit
     Facility assuming a public offering price of $     per share (which
     amount will be increased or decreased if the net proceeds to the Company of the Offering are less than or greater than the assumed amount of $276 million), part of which will be applied toward the portion of the purchase price for the ATCO acquisition not funded through the Offering, and $21.4 million will be used to repay the Company's assumed portion of a $50 million loan that Potlatch extended to ATCO in October 1997. See "Certain Relationships and Transactions."

  . The Partnership will assume the Company's obligations under the Credit Facility.

  As a result of the Formation Transactions, (i) the Company will be the sole
general partner of the Partnership and will own     Partnership Units, which
will represent an approximately  % economic interest in the Partnership, (ii)
Potlatch will own     Partnership Units, which will represent an approximately
 % economic interest in the Partnership, (iii) Potlatch will own the sole share of Special Voting Stock, initially entitling Potlatch to approximately
 % of the total voting power of the Company, (iv) the Partnership will own a fee interest in the Initial Timberlands, and (v) the Partnership and Potlatch will be parties to the Timber Purchase Agreement.

  In the Formation Transactions, the Company will acquire ATCO, and the Partnership will own the timberlands, standing timber and other real estate assets previously owned by ATCO. For federal income tax purposes, the difference between the value of the assets contributed to the Partnership by ATCO and their basis for federal income tax purposes must be taken into account by ATCO (and thus, the Company) when the Partnership sells timber from the lands contributed by ATCO or otherwise disposes of such assets. The assets contributed to the Partnership which are attributable to ATCO are expected to have a low tax basis. Accordingly, upon a disposition of such assets (such as the harvesting of the ATCO Timberlands), the Company will generally be allocated more taxable income than the amount of cash it will be entitled to receive from the Partnership due to such disposition. On the other hand, Potlatch will be allocated all of the gain attributable to the difference between the value of the Potlatch Southern Timberlands as of their contribution to the Partnership and their basis for federal income tax purposes. Thus, the Company's share of cash distributed from the Partnership is expected to differ from the amount of taxable income allocated to it by the Partnership. This may impair the Company's ability to make distributions. See "Risk Factors--Potential Differences Between Taxable Income and Cash Available for Distribution."

  No independent third party appraisals, valuations or fairness opinions have been obtained by the Company in connection with the Formation Transactions. Accordingly, there can be no assurance that the amount to be paid by the Partnership for the Potlatch Southern Timberlands is equal to the fair market value of such timberlands.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  In addition to its ownership of Special Voting Stock and Partnership Units and its commitment to purchase timber pursuant to the Timber Purchase Agreement, Potlatch will have certain other relationships and transactions with the Company, as described below and elsewhere in this Prospectus.

ADMINISTRATIVE SERVICES AGREEMENT

  In connection with the Offering, Potlatch and the Company have entered into an administrative services agreement whereby Potlatch has committed to provide the Company with certain administrative services, in areas such as human resources, accounting and tax, for up to five years following the Offering at a price equal to Potlatch's cost. The Company will be entitled to terminate this arrangement at any time, upon nine months' notice.

OPPORTUNITIES AGREEMENT

  In connection with the Formation Transactions, Potlatch, the Company and the Partnership will enter into an Opportunities Agreement which gives the Partnership the first opportunity to pursue any acquisition of timberlands in the United States, subject to certain limited exceptions. In the event that Potlatch desires to acquire any interest in timberlands, the Opportunities Agreement requires that Potlatch give prior notice to the Partnership, which then has the exclusive right to negotiate and consummate the proposed acquisition. Potlatch may not make the acquisition unless the Partnership rejects the opportunity or fails to enter into a definitive acquisition agreement within 120 days after receiving the notice from Potlatch, or unless such definitive agreement is terminated. If the Partnership makes reasonable efforts to pursue an acquisition opportunity, then the Opportunities Agreement provides that Potlatch may not complete the acquisition on terms which, taken as a whole, are more favorable than those offered to the Partnership.

  The Partnership's right of first opportunity does not apply in certain limited circumstances, including where the transaction involves lands located exclusively within specified regions surrounding Potlatch's present converting facilities in northern Idaho or northern Minnesota. In addition, Potlatch is not prevented from making an acquisition in which non-timberland assets represent a majority of the fair market value of the assets being acquired. Upon Potlatch's completion of such an acquisition, however, the Opportunities Agreement requires that Potlatch offer (unless it is legally or contractually prohibited from doing so) the timberland assets to the Partnership at fair market value and otherwise on terms substantially similar to those applicable to Potlatch's acquisition. Potlatch's offer must indicate whether the purchase price will be payable in cash, Partnership Units (valued based on average closing prices of the Company's Common Stock immediately prior to consummation of the transaction) or a combination thereof. Potlatch is obligated to provide to the Partnership any information reasonably requested by the Partnership to facilitate its evaluation of the offer, which must be accepted (if at all) within 30 days after receipt. The fair market value of the timberlands will be determined in accordance with an appraisal procedure commencing immediately after the Partnership accepts the offer.

  The Opportunities Agreement will terminate when Potlatch holds less than 20% of the outstanding shares of Common Stock (assuming for such purpose the exchange of all Partnership Units held by Potlatch for shares of Common Stock in accordance with the Partnership Agreement).

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

REGISTRATION RIGHTS AGREEMENT

  Pursuant to a Registration Rights Agreement, Potlatch will be entitled to "piggyback" registration rights commencing on the second anniversary of the consummation of the Offering, under which it may include shares of Common Stock acquired in exchange for Partnership Units in certain Securities Act registrations effected by the Company in the future. Potlatch will also be granted the right, commencing on the second anniversary of the consummation of the Offering, to demand the registration of shares acquired by Potlatch in exchange for Partnership Units no more than twice per year, so long as each such registration covers shares having a value of at least $50.0 million.

OTHER MATTERS

  In October 1997, Potlatch loaned $50.0 million to ATCO under a promissory note maturing in five years. Approximately $21.4 million of this note's outstanding balance will be assumed by the Company in connection with its acquisition of ATCO in the Formation Transactions, and will be repaid immediately thereafter through borrowing under the Company's credit facility.

  Potlatch has advanced the Company's expenses associated with the Offering, which are estimated at $3,000,000, and will be repaid by the Company promptly after the consummation of the Offering.

                           THE PARTNERSHIP AGREEMENT

  The following summary of the Partnership Agreement describes the material provisions of such agreement as it will be in effect immediately after the Formation Transactions. This summary is qualified in its entirety by reference to the Partnership Agreement, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

  The Partnership was organized as a Delaware limited partnership in March 1998. The Company is the sole general partner of, and upon consummation of the
Offering will hold approximately   % of the economic interests in, the
Partnership. The Company will hold all of its interests in the Partnership as a general partner interest, and will conduct all of its business through the Partnership.

  Pursuant to the Partnership Agreement, the Company, as the sole general partner of the Partnership, generally has full and exclusive responsibility and discretion in the management, operation and control of the Partnership, including the ability to cause the Partnership to enter into certain major transactions, including acquisitions and dispositions of properties. No limited partner may take part in the operation, management or control of the business of the Partnership by virtue of being a holder of Partnership Units. Certain restrictions apply to the Company's ability to take or to cause the Partnership to take certain actions that would cause Potlatch to breach its debt covenants and to change the nature of the Company's business, as described below. The Partnership Agreement also restricts the Company's ability to engage in certain business combinations, as described more fully under "--Extraordinary Transactions" below.

  The Partnership Agreement provides that all business activities of the Company, including all activities pertaining to the acquisition and operation of properties, must be conducted through the Partnership.

  The Partnership Agreement provides that, for financial accounting purposes, gain and loss will be allocated among the partners in a manner determined by the general partner in good faith, and which follows as closely as practicable the "remedial method" of allocating gain and loss for federal income tax purposes. This method is outlined in Section 704 of the Code and the related regulations.

NO REMOVAL OF THE GENERAL PARTNER; TRANSFER OF THE GENERAL PARTNER'S INTEREST

  The Partnership Agreement does not permit the limited partners to remove the Company as general partner of the Partnership. The Company may not transfer any of its interests in the Partnership (defined to include mergers and other business combinations involving the Company) except (i) with the prior consent of a majority of the limited partnership interests, (ii) in connection with a merger, sale of all or substantially all of its assets or a reclassification and certain other changes in the Company's shares for which it has obtained the approval of a majority of the limited partnership interests, or (iii) in connection with a consolidation or merger in which the Company is not the surviving entity if (A) such transaction does not result in a materially adverse tax consequence for a majority in interest of the limited partners,
(B) upon consummation the surviving entity contributes its assets to the Partnership in exchange for Partnership Units, (C) stockholders of the Company immediately prior to such transaction own at least 70% of the voting power of the surviving entity upon consummation and (D) the surviving entity assumes the obligations of the Company as general partner.

AMENDMENTS OF THE PARTNERSHIP AGREEMENT

  Generally, the Partnership Agreement may be amended with the approval of the Company, as general partner, and limited partners holding a majority of the limited partnership interests. Certain amendments that would, among other things, convert a limited partner's interest into a general partner's interest, modify the limited liability of a limited partner, alter the interest of a partner in profits or losses or the right to receive distributions, or alter or modify the exchange right described below, must be approved by each partner that would be adversely affected by such amendment. In addition, the prior consent of Potlatch, in its sole discretion, is required for the amendment of certain provisions (i) providing Potlatch with the right to maintain its percentage ownership interest in the Company as described under "Certain Relationships and Transactions," (ii) restricting the Partnership's sale or pledge of the Potlatch Southern Timberlands and certain transactions between the Partnership and the partners, (iii) requiring the Company to conduct its business through the Partnership and to refrain from taking actions that would cause Potlatch to breach its debt covenants, and
(iv) providing for the transfer of the Potlatch Southern Timberlands to Potlatch upon the Partnership's dissolution or its repudiation of the Timber Purchase Agreement.

TRANSFER OF PARTNERSHIP UNITS; SUBSTITUTE LIMITED PARTNERS

  The Partnership Agreement provides that limited partners generally may transfer their Partnership Units without the consent of any other person, but may substitute a transferee as a limited partner only with the prior written consent of the Company as the general partner of the Partnership. In addition, limited partners may not transfer Partnership Units in violation of certain regulatory and other restrictions set forth in the Partnership Agreement.

EXCHANGE OF PARTNERSHIP UNITS

  On and after the second anniversary of the completion of the Offering, the Partnership will be obligated to exchange each Partnership Unit at the request of the holder thereof for cash equal to the fair market value of one share of Common Stock at the time of such exchange (as determined in accordance with the provisions of the Partnership Agreement), provided that the Company may elect to acquire any such Partnership Unit presented for exchange for one share of Common Stock (subject to antidilution adjustments) or an amount of cash of the same value. The exchange right will also become immediately exercisable if a third party makes a tender or exchange offer for more than 10% of the outstanding shares of Common Stock and in the event of a sale of all or substantially all of the Company's assets, certain extraordinary dividends and certain mergers and other business combinations involving the Company. In addition, upon a termination of the Timber Purchase Agreement due to the Partnership's repudiation of that agreement, then so long as Potlatch or its successor and their subsidiaries hold more than 50% of the Partnership Units initially held by Potlatch,

Potlatch and any affiliate of Potlatch holding Partnership Units may cause the Partnership to exchange all such Partnership Units for a price equal to the cash exchange price, payable by the transfer of title to all of the timberlands that were contributed to the Partnership by Potlatch (or lands acquired in exchange therefor) with a cash adjustment payable by Potlatch or the Partnership, as the case may be, for any difference between such exchange price and the fair market value of the transferred timberlands. With each exchange of Partnership Units, the Company's percentage ownership interest in the Partnership will increase. Potlatch will have certain rights, pursuant to a separate Registration Rights Agreement, to cause the Company to register under the Securities Act the shares of Common Stock that may be issued to Potlatch in exchange for its Partnership Units or the resale of such shares by Potlatch. See "Certain Relationships and Transactions."

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

  The Company is authorized, without the consent of the limited partners, to cause the Partnership to issue additional Partnership Units to the Company, to the limited partners or to other persons for such consideration and on such terms and conditions as the Company deems appropriate, subject to the requirement that, for so long as all limited partnership interests would represent at least 20% of the then-outstanding Common Stock if exchanged for Common Stock, a majority of the limited partnership interests must consent to the issuance of any partnership interests having rights superior to those of the then-existing limited partnership interests. If additional Partnership Units are issued to the Company, then the Company must (i) issue additional shares of Common Stock and must contribute to the Partnership the entire proceeds received by the Company from such issuance or (ii) issue additional Partnership Units to all partners in proportion to their respective interests in the Partnership. In addition, the Company may cause the Partnership to issue to the Company additional partnership interests in different series or classes, which may be senior to the Partnership Units, in conjunction with an offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Partnership. Consideration for additional partnership interests may be cash or other property or assets. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Partnership or the issuance or sale of any partnership interests therein, except for the preemptive right of Potlatch to maintain its percentage ownership interest in the Company in the event of certain equity offerings by the Company and the Partnership, as described under "Certain Relationships and Transactions."

EXTRAORDINARY TRANSACTIONS

  The Partnership Agreement provides that the Company may not generally engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets, or any reclassification, recapitalization or other change of outstanding shares without the prior consent of at least a majority of the limited partnership interests. Notwithstanding the foregoing, the Company may merge into another entity without obtaining such consent if, among other things, the Company's stockholders own at least 70% of the voting power of the surviving entity (or the entity in control of the surviving entity) and the surviving entity expressly assumes the obligations of the Company as general partner of the Partnership. See "--No Removal of the General Partner; Transfer of the General Partner's Interest" above. This provision of the Partnership Agreement may deter third parties from making acquisition proposals and may prevent the Company from engaging in transactions that would otherwise be permissible under its Charter.

OTHER COVENANTS

  The Partnership Agreement provides that following the Offering, the Partnership may not sell or otherwise transfer any of the Potlatch Southern Timberlands without the prior written consent of Potlatch, in its sole discretion, subject to limited annual exceptions for the sale of up to 5,000 acres (up to an aggregate of 20,000 acres in any 20-year period) and the exchange of up to an additional

10,000 acres for reasonably equivalent parcels. The agreement also restricts the Company's ability to pledge or encumber the Potlatch Southern Timberlands.

  In addition, the agreement provides that without the approval of at least a majority of the Company's voting power, the Partnership may not effect any transaction that would cause a majority of the fair market value of its assets to be attributable to any business other than the timberlands business.

  The Partnership Agreement prohibits the Company and the Partnership from incurring, assuming or guaranteeing any indebtedness, or taking any other action, that would cause Potlatch to breach its existing debt covenants or future debt covenants that are no more restrictive. See "Risk Factors-- Conflicts of Interest" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--Liquidity and Capital Resources."

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

  The Partnership Agreement generally provides that the Company, as general partner of the Partnership, will not be liable for monetary damages to the Partnership or any limited partner for losses sustained or liabilities incurred as a result of any act or omission taken or permitted by the Company in connection with the Partnership's business that is determined by the Company, in good faith, to be in or not against the Partnership's best interests, unless such act or omission constitutes willful misconduct, fraud, gross negligence or a knowing violation of law or the Partnership Agreement. In addition, the Company is not responsible for any misconduct or negligence on the part of its agents, provided that it appointed them in good faith. The limited partners of the Partnership have agreed that, in fulfilling the fiduciary duties owed by the Company to the limited partners, the Company is not required to consider the separate interests of the limited partners (including tax consequences to the limited partners), unless the Partnership Agreement specifies otherwise.

  The Partnership Agreement also provides for indemnification of the Company, the limited partners, the directors and officers of the Company and the limited partners, and such other persons as the Company may from time to time designate, against any losses, claims, damages, liabilities, judgments, fines, settlements and expenses arising from the operations of the Partnership so long as the indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Partnership, and in the case of any criminal proceeding, the indemnitee had no reasonable cause to believe that its conduct was unlawful.

TAX MATTERS

  The Company will be the tax matters partner of the Partnership and, as such, will generally have the authority to make tax elections under the Code on behalf of the Partnership.

TERM

  The Partnership will continue in full force and effect until December 31, 2198 or until sooner dissolved pursuant to the terms of the Partnership Agreement.

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

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary discusses the federal income tax considerations reasonably anticipated to be material to a prospective stockholder of the Company in connection with his or her ownership of shares of Common Stock. The discussion does not address the tax consequences that may be relevant to a particular stockholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations (except to the extent discussed under the heading "Taxation of Tax-Exempt Stockholders of the Company") or non-United States person (except to the extent discussed under the heading "Taxation of Non-United States Stockholders of the Company"). This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

  The information in this section and the opinions of Pillsbury Madison & Sutro LLP expressed herein (including specifically the opinions of such firm set forth under "Taxation of the Company--General," "Taxation of the Company-- Income Tests," and "Tax Aspects of the Company's Ownership of Interests in the Partnership--Entity Classification"), as well as the opinion of Skadden, Arps, Slate Meagher & Flom LLP as to the qualification of ATCO as a REIT, are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the Internal Revenue Service (the "Service"), and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law. Except as expressly set forth in this discussion, neither the Company nor ATCO has requested, or plans to request, any rulings from the Service concerning the tax consequences of the transactions described herein. Thus, no assurance can be provided that the statements set forth herein (which do not bind the Service or the courts) will not be challenged by the Service or will be sustained by a court if so challenged.

  As used in this section, the term "Company" refers solely to Timberland Growth Corporation.

  Each prospective purchaser of shares of Common Stock is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the ownership and disposition of shares of Common Stock in light of his or her specific tax and investment situations and the specific federal, state, local and foreign tax laws applicable to him or her.

TAXATION OF THE COMPANY

  GENERAL

  The Company plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1998. The Company believes that, commencing with its taxable year ending December 31, 1998, it will be organized and will operate in such a manner as to qualify for taxation as a REIT. The Company intends to operate in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Code for each of its tax years ending subsequent to December 31, 1998. No assurance can be given, however, that the Company will operate in a manner so as to qualify, or remain qualified, as a REIT.

  The sections of the Code and the corresponding Treasury Regulations relating to the taxation of REITs and their stockholders are highly technical and complex. The following sets forth the material aspects of the rules that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.


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  Pillsbury Madison & Sutro LLP has acted as counsel to the Company in connection with the Offering, the Company's acquisition of ATCO (the "Merger"), and the Company's election to be taxed as a REIT. Skadden, Arps, Slate, Meagher & Flom LLP has acted as special tax counsel to ATCO in connection with the Merger and ATCO's election to be taxed as a REIT beginning with its taxable year commencing on January 1, 1998. In the opinion of Pillsbury Madison & Sutro LLP, commencing with the Company's tax year ending December 31, 1998, the Company will be organized in conformity with the requirements for qualification as a REIT, and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT provided that (i) the elections and other procedural steps described in this discussion of "Certain Federal Income Tax Considerations" are completed in a timely fashion and (ii) the Company and the Partnership operate in accordance with various assumptions and factual representations made by the Company and the Partnership concerning their organization, business, properties and operations (and the organization, business, properties and operation of ATCO prior to the Merger). In addition, in providing its opinion, Pillsbury Madison & Sutro LLP is relying upon an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP as to the qualification of ATCO as a REIT. In providing its opinion, Skadden, Arps, Slate, Meagher & Flom LLP is relying upon certain representations received from ATCO. Qualification and taxation as a REIT depend upon the Company's ability to meet on a ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Pillsbury Madison & Sutro LLP on a continuing basis. No assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure of the Company to Qualify as a REIT."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "Distribution Policy" with respect to the Company's ability to elect to treat as having been distributed to its stockholders certain of its capital gains upon which the Company has paid taxes, in which event so much of the taxes as have been paid by the Company with respect to such income would also be treated as having been distributed to stockholders. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is described in Section 1221(1) of the Code (generally, property held primarily for sale to customers in the ordinary course of the Company's trade or business) or (ii) other nonqualifying income from foreclosure property, the Company will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property described in Section 1221(1) of the Code), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, the Company will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (ii) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income the Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital

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

gains from such years which the Company elected to retain and pay tax on), the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then pursuant to regulations that have not yet been promulgated, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate.

  The results described above with respect to the recognition of Built-in-Gain assume that the Company will make an election pursuant to Notice 88-19 issued by the Service. In this regard, the Built-In Gain rules would apply with respect to any assets of ATCO deemed acquired by the Company as a result of the Merger. For federal income tax purposes, the Merger is expected to be treated as though the Company purchased the stock of ATCO from the former ATCO stockholders for cash and then liquidated ATCO into the Company. The Company believes that ATCO will qualify as a REIT during the period commencing on January 1, 1998 and ending on the date of the Merger, and has obtained an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to ATCO, that ATCO will qualify as a REIT during such period, based in part on certain assumptions and factual representations made to such firm by ATCO. ATCO, in connection with its first REIT tax return for the short tax year ending on the date of the Merger, expects to file an election under Notice 88-
19. ATCO has submitted a request for a ruling from the Service to the effect that gain derived by ATCO from the disposal of its timber pursuant to an agreement which qualifies for treatment under Section 631(b) will not be subject to the Built-In Gain tax. Accordingly, the Company does not anticipate that the disposal of ATCO's timber pursuant to an agreement which qualifies under Section 631(b) will result in the imposition of the Built-In Gain tax.

  If ATCO does not timely file an election under Notice 88-19, or if ATCO does not qualify as a REIT at all times during the period commencing on January 1, 1998 and ending on the date of the Merger, and, in either such case, the Company does not make an election pursuant to Notice 88-19 (or if that election was no longer available due to a change in applicable law), then ATCO would recognize taxable gain as a result of the Merger under the Built-In Gain rules. The Company intends to make a protective election under Notice 88-19 relating to the assets of ATCO in order to avoid the adverse tax consequences that could otherwise result.

  REQUIREMENTS FOR QUALIFICATION

  To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income.

  ORGANIZATIONAL REQUIREMENTS

  The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; and (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain

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

entities). In addition, certain other tests, described below, regarding the nature of its income and assets must also be satisfied. The Code provides that conditions (i) to (iv) above, inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

  The Company believes that it will have issued sufficient Common Stock with sufficient diversity of ownership in the Offering to allow it to satisfy conditions (v) and (vi) above. In addition, the Company's Charter provides for restrictions intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi), above, regarding the transfer and ownership of Common Stock. Such ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer." As more fully described in "Description of Capital Stock--Restrictions on Ownership and Transfer," the Charter provides that stock in excess of the Ownership Limit owned by, or deemed to be owned or transferred to, a stockholder will automatically be converted into Excess Stock and transferred to a charity for resale, with the original stockholder entitled to receive certain proceeds from such a resale. However, because of the absence of authority on this issue, there is no assurance that the operation of the Excess Stock or other provisions contained in the Charter will, as a matter of law, prevent a concentration of ownership of stock in excess of the Ownership Limit thereby causing the Company to violate the share ownership requirement described in (vi), above. If the Company fails to satisfy such share ownership requirement, the Company's status as a REIT will terminate. See "--Failure of the Company to Qualify as a REIT." In rendering its opinion that the Company is organized in a manner that permits the Company to qualify as a REIT, Pillsbury Madison & Sutro LLP is relying on the representations of the Company that the ownership of its stock (without regard to the Excess Stock provisions of the Charter) satisfies the stock ownership requirements set forth in clause (vi) above.

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company will have a calendar taxable year.

  In order to qualify as a REIT, the Company cannot have at the end of any taxable year any undistributed "earnings and profits" that are attributable to a "C corporation" taxable year. The Company itself will be a newly formed entity and will make a REIT election for its first taxable year. Hence, the Company itself will not have any undistributed "C corporation earnings and profits." As a result of the Merger and the related deemed liquidation of ATCO for federal income tax purposes, however, the Company will succeed to certain tax attributes of ATCO. ATCO expects to have distributed all of its "C corporation earnings and profits" on or prior to December 31, 1997. ATCO expects to qualify as a REIT during the short tax year commencing on January 1, 1998 and ending on the date of the Merger, and has obtained an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to ATCO, to the effect that, based on certain assumptions and factual representations, ATCO will qualify as a REIT for such short tax year. If ATCO does not, for any reason, qualify as a REIT during such short tax year, or if ATCO has any accumulated earnings and profits from any year prior to such short tax year, then the Company will succeed to such earnings and profits. If the Company does not distribute such earnings and profits by the end of its first tax year, it will fail to qualify as a REIT. The Company and ATCO each believe that ATCO will qualify as a REIT during the short tax year ending on the date of the Merger and that ATCO has no accumulated "C corporation earnings and profits" attributable to any year prior to the short tax year with respect to which ATCO elected REIT status. There can be no assurance, however, that the Service would not contend otherwise on a subsequent audit of ATCO.

  In the event that ATCO were determined not to qualify as a REIT, the Company, if the Company were considered a "successor" to ATCO, would not be eligible to elect REIT status for up to five years after the year in which ATCO first failed to qualify as a REIT. The Company would be considered a

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"successor" for these purposes, however, only if (i) persons who own more than
50% of the Common Stock of the Company at any time during the taxable year ending after the Merger occurs owned, directly or indirectly, 50% or more in value of the shares of ATCO during the first year in which it ceased to qualify as a REIT and (ii) a significant portion of the Company's assets were assets owned by ATCO. The Company does not believe that it will be considered a successor to ATCO since it does not expect that persons who owned, directly or indirectly, 50% or more in value of the shares of ATCO during the first year in which ATCO ceased to qualify as a REIT will own more than 50% of the Common Stock of the Company.

  In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of the Company's Ownership of Interests in the Partnership."

  INCOME TESTS

  In order to maintain qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and "gain from the sale or other disposition of real property" other than property described in Section 1221(1) of the Code) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

  The Company believes that the income it will receive under the Timber Purchase Agreement will be characterized for federal income tax purposes as gain from the sale or other disposition of real property which is not property described in Section 1221(1) of the Code. In the opinion of Pillsbury Madison & Sutro LLP, counsel to the Company in connection with its election to the taxed as a REIT, income realized by the Partnership from the disposal of timber held (or deemed held pursuant to the Code) for more than one year pursuant to the Timber Purchase Agreement: (i) will be characterized as gain from the sale or other disposition of real property, and (ii) will not constitute income from the sale or other disposition of property described in
Section 1221(1) of the Code, provided that: (a) the Company, the Partnership and Potlatch comply with the terms and conditions of the Timber Purchase Agreement and (b) the Company, the Partnership and Potlatch operate in accordance with various assumptions and factual representations made by the Company, the Partnership and Potlatch. Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving agreements with terms substantially the same as the Timber Purchase Agreement that discuss whether income from such an agreement will be characterized as gain from the sale or other disposition of real property which is not described in Section 1221(1) of the Code. The opinion of Pillsbury Madison & Sutro LLP discussed above is based on all of the facts and circumstances and upon legislative history, judicial decisions, rulings, regulations and other regulatory pronouncements involving analogous situations. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not successfully assert a contrary position. If the income realized by the Partnership from the disposal of timber held (or deemed held pursuant to the Code) for more than one year pursuant to the Timber Purchase Agreement is not characterized as gain from the sale or other disposition of real property, or if such income is considered to be income from the sale or other disposition of property described in Section 1221(1) of the Code, then the Company may not be able to satisfy either the 75% or the 95% gross income tests and, as a result, may lose its REIT status.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. To the extent that services (other than those customarily furnished or rendered in connection with the rental of real property) are rendered to the tenants of the property by an independent contractor, the cost of the services must be borne by the independent contractor. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a
REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

  The Company anticipates that the only rental income it will receive will be from certain farmlands and commercial properties acquired from ATCO and from certain hunting leases. The Company believes that the income from such hunting leases and properties will constitute "rents from real property" under the rules discussed above.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Any net income realized by the Company from the sale or other disposition of property described in Section 1221(1) of the Code (including the Company's share of any such gain realized by the Partnership) will be treated as income from a "prohibited transaction" and will be subject to a 100% penalty tax. Property is described in Section 1221(1) of the Code if it is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

  As discussed above, in "--Income Tests," in the opinion of Pillsbury Madison & Sutro LLP, counsel to the Company in connection with the Offering, the Merger and the Company's election to be taxed as a REIT, income realized by the Partnership from the disposal of timber pursuant to the Timber Purchase Agreement will not constitute income from the sale or other disposition of property described in Section 1221(1) of the Code, provided that: (a) the Company, the Partnership and Potlatch comply with the terms and conditions of the Timber Purchase Agreement and (b) the Company, the Partnership and Potlatch operate in accordance with various assumptions and factual representations made by the Company, the Partnership and Potlatch. It should be emphasized, however, that such opinion does not relate to any income received by the Partnership which is not realized from the disposal of timber pursuant to the Timber Purchase Agreement. In addition, investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving agreements with terms substantially the same as the Timber Purchase Agreement that discuss whether income from such an agreement will be characterized as gain from the sale or other disposition of property which is not described in Section 1221(1) of the Code. The opinion of Pillsbury Madison & Sutro LLP discussed above is based on all of the facts and circumstances and upon legislative history, judicial decisions, rulings, regulations and other regulatory pronouncements involving analogous situations. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not successfully assert a contrary position. If the income realized by the Partnership from the disposal of timber pursuant to the Timber Purchase Agreement is considered to be income from the sale or other disposition of property described in Section 1221(1) of the Code, then the Company would be subject to the 100% penalty tax on such income and, as noted above, in such a situation the Company may not be able to satisfy the 75% or 95% of income tests necessary for it to qualify as a REIT.

  The Partnership intends to hold the Timberlands and its other properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Timberlands and its other properties and to make such occasional sales of the Timberlands or its other properties as are consistent with the Partnership's investment objectives. There can be no assurance, however, that the Service might not contend that one or more of such sales is a prohibited transaction and subject to the 100% penalty tax.

  ASSET TESTS

  The Company, at the close of each quarter of its taxable year, must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest (including its allocable share of the assets held directly or indirectly through the Partnership) and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  The Company anticipates that, as of the closing of the Formation Transactions, substantially more than 75% of the fair market value of the assets indirectly owned by the Company through the Partnership will consist of timberlands owned in fee. The Company anticipates that, at all times, substantially more than 75% of the assets indirectly owned by the Company through the Partnership will consist of fee ownership of timberland. Accordingly, the Company believes that it should be able to meet the 75% test described above at the time of the Offering and on a going forward basis.

  The Company anticipates that, upon the closing of the Formation Transactions, the Partnership will own 100% of the nonvoting stock and none of the voting stock of two corporations (the "Preferred Stock Subsidiaries"). By virtue of its ownership of Partnership Units, the Company is considered to own its pro rata share of stock of such Preferred Stock Subsidiaries. Neither the Company nor the Partnership owns any outstanding voting securities of the Preferred Stock Subsidiaries. In addition, the Company and its senior management do not believe that the Company's pro rata share of the value of the securities of either of the Preferred Stock Subsidiaries held by the Partnership exceeds 5% of the total value of the Company's assets. The Company's belief is based in part upon its analysis of the value of the securities of the Preferred Stock Subsidiaries owned by the Partnership relative to the other assets owned by the Partnership. No independent appraisals have been obtained to support this conclusion, however, and Pillsbury Madison & Sutro LLP, in rendering its opinion as to the qualification of the Company as a REIT, is relying on the conclusions of the Company and its senior management as to the value of the securities of the Preferred Stock Subsidiaries. There can be no assurance that the Service might not contend that the value of the securities of either of the Preferred Stock Subsidiaries held by the Company (through the Partnership) exceeds the 5% value limitation.

  The 5% test described above must generally be met for any quarter in which the Company acquires securities of the issuer. Thus, this requirement must be satisfied not only on the date the Company acquires securities of each of the Preferred Stock Subsidiaries but also each time the Company increases its ownership of securities of any Preferred Stock Subsidiary (including as a result of its interest in the Partnership, of the exercise by the partners of their exchange rights or otherwise). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which testing will occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in one or more of the Preferred Stock Subsidiaries.

  The Company intends to liquidate the Preferred Stock Subsidiaries (whose assets are expected to consist, subsequent to the Formation Transactions, of cash, debt and liquid assets) shortly after the consummation of the Offering and the Merger.

  If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

  ANNUAL DISTRIBUTION REQUIREMENTS

  In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year (other than capital gain income which the Company elects to retain and pay tax on as provided for below) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Pursuant to recently enacted legislation, the Company may elect to retain rather than distribute its net long-term capital gains. The effect of such an election is that (i) the Company is required to pay the tax on such gains at regular corporate tax rates, (ii) its stockholders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by the Company; and (iii) the basis of a stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by the Company) included in income by such stockholder. In addition, if the Company disposes of any Built-In Gain Asset during the applicable Recognition Period, the Company will be required, pursuant to guidance issued by the Service, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements.

  It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing or other differences between (i) the actual receipt of income and actual payment of deductible expenses, (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company and
(iii) the Company's percentage interest in the Partnership's cash flow and the Company's share of taxable income arising upon a disposition of property contributed to the Partnership where the fair market value of such property exceeds its tax basis. If such differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short or possibly long-term borrowings, equity issuances or asset sales to pay dividends in the form of taxable stock dividends (if it is practicable to do so), or elect to retain and pay tax on a portion of its net long-term capital gains in the manner provided for in the preceding paragraph.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

  FAILURE OF THE COMPANY TO QUALIFY AS A REIT

  If the Company fails to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the cash available for distribution by the Company to its stockholders would be significantly reduced. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS OF THE COMPANY

  As used herein, the term "U.S. Stockholder" means a holder of Common Stock who (for United States federal income tax purposes) is (i) an individual who is a citizen or resident of the United States;

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

(ii) an entity which is a corporation or partnership for United States federal income tax purposes and which is created or organized in the United States or under the laws of the United States or any political subdivision thereof (although certain partnerships so created or organized may be treated, under regulations not yet published, as not a United States person); (iii) any estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a "Domestic Trust." A Domestic Trust is any trust with respect to which a court within the United States is able to exercise primary supervision over the administration of such trust, and as to which one or more United States fiduciaries have the authority to control all substantial decisions of such trust (although certain trusts classified for United States federal income tax purposes as a United States person prior to August 20, 1996 may, under regulations not yet published, elect to be retain their classification as a Domestic Trust).

  DISTRIBUTIONS BY THE COMPANY

  As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his Common Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to
Section 291(d) of the Code. Individuals are generally subject to differing rates of tax on various transactions giving rise to long-term capital gains or losses. In general, the long-term capital gains rate is (i) 28% on capital gain from the sale or exchange of assets held more than one year but not more than 18 months, (ii) 20% on capital gain from the sale or exchange of assets held for more than 18 months, and (iii) 25% on capital gain from the sale or exchange of certain depreciable real estate otherwise eligible for the 20% rate, up to the amount of depreciation deductions previously taken with respect to such real estate. Subject to certain limitations concerning the classification of the Company's long-term capital gains, the Company may designate a capital gain dividend as a 28% rate distribution, a 25% rate distribution or a 20% rate distribution. If the Company elects to retain capital gains rather than distribute them, a U.S. Stockholder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. Such gains are subject to apportionment among the three rate groups set forth above. In such a case, a stockholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the stockholder. To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in its Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in its Common Stock taxable as capital gains (provided that the Common Stock has been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company. The Company will notify each stockholder after the close of the Company's taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

  The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of

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

the 4% excise tax discussed under "--Taxation of the Company--General" and "-- Taxation of the Company--Annual Distribution Requirements." As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

  Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Dividends from the Company (to the extent they do not constitute a capital gain dividend or a return of capital) will generally be treated as investment income for purposes of the investment interest limitation. Net capital gain from the sale or other disposition of shares of Common Stock and capital gain dividends will generally not be considered investment income for purposes of the investment interest limitation.

  SALE OF COMMON STOCK

  Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the Common Stock has been held by the U.S. Stockholder as a capital asset and will be long-term gain or loss if such Common Stock has been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of Common Stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

  BACKUP WITHHOLDING FOR COMPANY DISTRIBUTIONS

  The Company will report to its U.S. Stockholders and the Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders of the Company."

TAXATION OF TAX-EXEMPT STOCKHOLDERS OF THE COMPANY

  The Service has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity so long as the Common Stock is not otherwise used in an unrelated trade or business. Based on that ruling, provided that a tax-exempt stockholder (except certain tax-exempt stockholders described below) has not held its Common Stock as "debt financed property" within the meaning of the Code and such Common Stock is not otherwise used in an unrelated trade or business, the dividend income from the Company will not be UBTI to a tax-exempt stockholder. Similarly, income from the sale of Common Stock will not constitute UBTI unless such tax-exempt stockholder has held such Common Stock as "debt

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

financed property" within the meaning of the Code or has used the Common Stock in an unrelated trade or business.

  For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (9), (17) and (20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective stockholders should consult their own tax advisors concerning these set aside and reserve requirements.

  In addition, in certain circumstances a pension trust that owns more than 10% of the Company's stock will be required to treat a percentage of the dividends received from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI Percentage rule will apply to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock. Based on the anticipated ownership of the shares of Common Stock immediately after the Offering and the Merger, and as a result of certain limitations on transfer and ownership of Common Stock contained in the Certificate of Incorporation of the Company, the Company does not expect the UBTI Percentage rule to apply to any tax-exempt stockholders of the Company.

TAXATION OF NON-UNITED STATES STOCKHOLDERS OF THE COMPANY

  The rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Stock, including any reporting requirements.

  DISTRIBUTIONS BY THE COMPANY

  Under the Foreign Investment in Real Property Tax Act ("FIRPTA") distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation. The Company is generally required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate (which may be 20%,

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

25% or 28% depending upon the facts and circumstances) on long-term capital gains of individuals. It should also be emphasized that the Company believes that the income it will receive under the Timber Purchase Agreement will be characterized for federal income tax purposes as gain from the sale or other disposition of real property.

  Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to U.S. withholding tax on a gross basis (that is, without allowance of deductions) at a 30% rate, unless the withholding tax rate is reduced under an applicable income tax treaty between the United States and the country of tax residence of the Non-U.S. Stockholder.

  In general, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified in an applicable tax treaty, the Company will presume that dividends paid on or before December 31, 1998 to a holder with an address in a foreign country will be paid to a resident of such foreign country absent knowledge that such treatment is not warranted. Similarly, the Company will ordinarily presume that dividends paid on or prior to December 31, 1998 to a holder with an address in the United States are paid to a holder who is a United States person and will not be subject to 30% withholding tax, unless the Company has knowledge that the holder is a non-United States person.

  Recently finalized United States Treasury Regulations applicable to dividends paid after December 31, 1998 (the "Final Regulations") provide for certain presumptions (which are different than the ones described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a stockholder should be treated as a Non-U.S. Stockholder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty to a Non-U.S. Stockholder. Under the Final Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Stockholder will be required to either (i) provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Stockholder's entitlement to benefits under a treaty together with, in certain circumstances, additional information, or (ii) satisfy certain other applicable treaty certification requirements. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Stockholder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity.

  In addition, under recently enacted legislation, a Non-U.S. Stockholder will not be entitled to claim the benefit of any reduced rate of withholding tax under any income tax treaty between the United States and a foreign country on an item of income derived through an entity which is treated as a partnership or is otherwise fiscally transparent if: (i) such item is not treated for purposes of the tax laws of such foreign country as an item of income of such Non-U.S. Stockholder; (ii) the treaty does not contain a provision addressing the applicability of the treaty in the case of an item of income derived through a partnership, and (iii) the foreign country does not impose tax on a distribution of such item of income from such entity to such holder.

  The 30% withholding tax will not apply if the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business (or, alternatively, where an income tax treaty applies, if the dividend is effectively connected with a permanent establishment maintained within the United States by the Non-U.S. Stockholder). Such dividends will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends. Any such Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax imposed on its effectively connected earnings and profits within the meaning of Code Section 884(d) at a 30% rate or at such lower rate as

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

may be specified by an applicable income tax treaty. In general, a foreign stockholder will not be considered engaged in a U.S. trade or business solely as a result of its ownership of Common Stock.

  Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to gain from the sale or exchange of its Common Stock, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Service if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Stockholder's United States tax liability, if any, with respect to the distribution.

  Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless
(i) investment in the Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, where an income tax treaty applies, if such investment is effectively connected with a permanent establishment maintained within the United States by the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  SALE OF COMMON STOCK

  Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of Common Stock generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. The Common Stock will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that at the closing of the Merger and this Offering it will be a "domestically controlled REIT," and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is expected to become publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of Common Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

  If the Company does not qualify as or ceases to be a "domestically-controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Stockholder of Common Stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend

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

on whether the Common Stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Stockholder's interest in the Company. In general, if (as expected) the Common Stock is "regularly traded" on an established securities market during the quarter in which the Common Stock were sold and the selling Non-U.S. Stockholder holds, directly or indirectly, 5% or less of the Common Stock of the Company during the five-year period ending on the date of disposition, then such sale will not be subject to United States taxation under FIRPTA. The applicable Treasury Regulations may be interpreted to provide that a security is not "regularly traded" for these purposes if during the applicable calendar quarter 100 or fewer persons (treating related parties as one person) in the aggregate own 50% or more of such security or the quarterly trading volume is less than 7.5% of the average number of the issued and outstanding shares of such security (2.5% if there are 2,500 or more stockholders of record). If gain on the sale or exchange of Common Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the Common Stock would be required to withhold and remit to the Service 10% of the purchase price.

  BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  The Company must report annually to the Service and to each Non-U.S. Stockholder the amount of dividends paid to, and the tax withheld with respect to, such stockholder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-U.S. Stockholder resides.

  Backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply:
(1) if distributions are paid on or prior to December 31, 1998 to a Non-U.S. Stockholders at an address outside the United States (provided that the payor does not have actual knowledge that the payee is a United States person), (ii) if such distributions are subject to the 30% (or lower treaty rate) withholding tax discussed above, (iii) if the distribution is a capital gains distribution, or (iv) if the distribution is attributable to gain from the sale or exchange by the Company of United States real property interests. For distributions paid after December 31, 1998, the Final Regulations provide certain presumptions and other rules under which non-United States holders may be subject to backup withholding and related information reporting in the absence of required certifications. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. However, information reporting (but not backup withholding) will apply to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes, or (d) effective after December 31, 1998, certain brokers that are foreign partnerships with U.S. partners or that are engaged in a U.S. trade or business, unless in each such case the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption.

  The backup withholding tax is not an additional tax and may be credited against a Non-U.S. Stockholder's United States federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the Service.

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

TAX ASPECTS OF THE COMPANY'S OWNERSHIP OF INTERESTS IN THE PARTNERSHIP

  GENERAL

  Substantially all of the Company's investments will be held indirectly through the Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held through the Partnership. See "--Taxation of the Company--Ownership of Partnership Interests by a REIT."

  The Company's interest in the Partnership may involve special tax considerations. Such considerations include (i) the allocation of items of income and expense, which could affect the computation of taxable income of the Company, (ii) the status of the Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes, and (iii) the taking of actions by the Partnership which could adversely affect the Company's qualification as a REIT.

  ENTITY CLASSIFICATION

  An organization formed as a partnership will be treated as a partnership, rather than as a corporation, for federal income tax purposes if (i) it is not expressly classified as a corporation under Section 301.7701-2(b)(1) through
(8) of the Treasury Regulations; (ii) it does not elect to be classified as an association taxable as a corporation; and (iii) it is not treated as a corporation by virtue of being classified as a "publicly traded partnership."

  Under Section 7704 of the Code, a partnership is treated as a corporation for federal income tax purposes if it is a "publicly traded partnership" (except in situations in which 90% or more of the partnership's gross income is of a specified type). A partnership is deemed to be publicly traded if its interests are either (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof). While the Partnership Units will not be traded on an established securities market, they could be deemed to be traded on a secondary market or its equivalent due to the limited partners' exchange rights.

  The Treasury Department recently issued regulations (the "PTP Regulations") governing the classification of partnerships under Section 7704. These regulations provide that the classification of partnerships is generally based on a facts and circumstances analysis. However, the regulations also provide limited "safe harbors" which preclude publicly traded partnership status. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership for this purpose, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (x) substantially all of the value of the person's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (y) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation.

  The Partnership is expected to have less than 100 partners (including persons owning interests through flow-through entities). The Partnership has not issued any Partnership Units required to be registered under the Securities Act. Thus, the Partnership presently qualifies for the safe harbors provided in the PTP Regulations. If the Partnership were to have more than 100 partners (including, in certain circumstances, persons owning interests through flow-through entities), it nevertheless would be treated as a partnership for federal income tax purposes (rather than an association taxable as a corporation) if at least 90% of its gross income in each taxable year (commencing with the year in which it is treated as a publicly traded partnership) consists of "qualifying income" with the meaning of Section 7704(c)(2) of the Code (including interest, dividends, certain real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources, including timber (the "90% Passive-Type Income Exception")).

  In the opinion of Pillsbury Madison & Sutro LLP, based upon certain assumptions and factual representations made by the Company and the Partnership, the Partnership will be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation.

  If for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "-- Taxation of the Company--Income Tests" and "--Taxation of the Company--Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "--Taxation of the Company--Annual Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

  The following discussion assumes that the Partnership will be treated as a partnership for federal income tax purposes.

  PARTNERSHIP ALLOCATIONS

  Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

  Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property which has been contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at such time (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership will be formed by way of contributions of appreciated property by both Potlatch and the Company (through ATCO). Consequently, the Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

  In the event of the disposition of any of the contributed assets which have a Book-Tax Difference (including as a result of the disposition of Timber pursuant to the Timber Purchase Agreement), all income attributable to such Book-Tax Difference generally will be allocated to the partner contributing such property. These allocations will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnership may cause the Company to be allocated lower depletion and other deductions, or an amount of taxable income in the event of a sale or other disposition of such contributed assets, in excess of the economic or book income allocated to it as a result of such sale. Such an allocation might cause the Company to recognize taxable income in excess of cash proceeds, which could adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Taxation of the Company-- Annual Distribution Requirements."

  Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods, such as the "traditional method with curative allocations" or the "remedial method," which would permit certain distortions caused by a Book-Tax Difference to be rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Partnership and the Company have determined to use the "remedial method" for accounting for Book-Tax Differences with respect to the properties initially contributed to the Partnership. The Partnership has not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to any properties contributed to it in the future.

  With respect to any property purchased by the Partnership subsequent to the Offering, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

  BASIS IN PARTNERSHIP INTEREST

  The Company's adjusted tax basis in its interest in the Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Partnership by the Company (including through ATCO), (ii) will be increased by (a) its allocable share of the Partnership's income and (b) its allocable share of indebtedness of the Partnership and
(iii) will be reduced, but not below zero, by the Company's allocable share of
(a) losses suffered by the Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

  If the allocation of the Company's distributive share of the Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Partnership. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decreases being considered a cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as capital gain, and if the Company's interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

OTHER TAXES

  The Company, any of its subsidiaries, the Partnership or the Company's stockholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which it or they transact business, own property, or reside. The state, local or foreign tax treatment of the Company and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of foreign, state and local tax laws upon an investment in the Common Stock.

                             ERISA CONSIDERATIONS

  The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction provisions of section 4975 of the Code that may be relevant to a prospective purchaser of Common Stock (including, with respect to the discussion contained in "--Status of the Company and the Partnership under ERISA," to a prospective purchaser that is not an employee benefit plan, another tax-qualified retirement plan, or an individual retirement account ("IRA")). The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Code that may be relevant to particular stockholders (including plans subject to Title I of ERISA, other retirement plans and IRAs subject to the prohibited transaction provisions of section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and section 4975 of the Code but that may be subject to state law requirements) in light of their particular circumstances.

  The discussion is based on current provisions of ERISA and the Code, existing and currently proposed regulations under ERISA and the Code, the legislative history of ERISA and the Code, existing administrative rulings of the Department of Labor ("DOL") and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

  A FIDUCIARY MAKING A DECISION TO INVEST IN THE COMMON STOCK ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX-QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTION 4975 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE COMMON STOCK BY SUCH PLAN OR IRA.

EMPLOYEE BENEFIT PLANS, TAX-QUALIFIED RETIREMENT PLANS AND IRAS

  Each fiduciary of a pension, profit-sharing, or other employee benefit plan (an "ERISA Plan") subject to Title I of ERISA should consider carefully whether an investment in the Common Stock is consistent with his fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of
Part 4 of Title I of ERISA require a ERISA Plan's investments to be (i) prudent and in the best interests of the ERISA Plan, its participants, and its beneficiaries, (ii) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so, and (iii) authorized under the terms of the ERISA Plan's governing documents (provided the documents are consistent with ERISA). In determining whether an investment in the Common Stock is prudent for purposes of ERISA, the appropriate fiduciary of a ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow, and funding requirements of the ERISA Plan's portfolio. A fiduciary also should take into account the nature of the Company's business, the management of the Company, the length of the Company's operating history, the fact that certain investment properties may not have been identified yet, and the possibility of the recognition of UBTI.

  The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.

  Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Code in making their investment decision. A "party in interest" or "disqualified person" with respect to an ERISA Plan or with respect to a Non-ERISA Plan or IRA subject to Code section 4975 is subject to (i) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (ii) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary who permits an ERISA Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

STATUS OF THE COMPANY AND THE PARTNERSHIP UNDER ERISA

  The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or is a Non-ERISA Plan or IRA subject to section 4975 of the Code. An ERISA Plan fiduciary also should consider the relevance of those principles to ERISA's prohibition on improper delegation of control over or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

  If the assets of the Company are deemed to be "plan assets" under ERISA, (i) the prudence standards and other provisions of Part 4 of Title I of ERISA would be applicable to any transactions involving the Company's assets, (ii) persons who exercise any authority over the Company's assets, or who provide investment advice to the Company, would (for purposes of the fiduciary responsibility provisions of ERISA) be fiduciaries of each ERISA Plan that acquires Common Stock, and transactions involving the Company's assets undertaken at their direction or pursuant to their advice might violate their fiduciary responsibilities under ERISA, especially with regard to conflicts of interest, (iii) a fiduciary exercising his investment discretion over the assets of an ERISA Plan to cause it to acquire or hold the Common Stock could be liable under Part 4 of Title I of ERISA for transactions entered into by the Company that do not conform to ERISA standards of prudence and fiduciary responsibility, and (iv) certain transactions that the Company might enter into in the ordinary course of its business and operations might constitute "prohibited transactions" under ERISA and the Code.

  Regulations of the DOL defining "plan assets" (the "Plan Asset Regulations") generally provide that when an ERISA Plan or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA or Non-ERISA Plan's or IRA's assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more exceptions specified in the Plan Asset Regulations are satisfied.

  The Plan Asset Regulations define a publicly-offered security as a security that is "widely-held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The shares of Common Stock offered hereby are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act. The Plan Asset Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. The Company anticipates that upon completion of the Offering, the Common Stock will be "widely held."

  The Plan Asset Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The Plan Asset Regulations further provide that where a security is part of an offering in which the minimum investment is $10,000 or less (as is the case with this Offering), certain restrictions ordinarily will not, alone or in combination, affect a finding that such securities are freely transferable. The restrictions on transfer enumerated in the Plan Asset Regulations as not affecting that finding include: (i) any restriction on or prohibition against any transfer or assignment that would result in the termination or reclassification of an entity for federal or state tax purposes, or that otherwise would violate any federal or state law or court order, (ii) any requirement that advance notice of a transfer or assignment be given to the issuer, (iii) any administrative procedure that establishes an effective date, or an event (such as completion of an offering), prior to which a transfer or assignment will not be effective, and
(iv) any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer. The Company believes that the restrictions imposed under the Charter on the transfer of the Company's shares of Common Stock will not result in the failure of the Common Stock to be "freely transferable." The Company also is not aware of any other facts or circumstances limiting the transferability of the Common Stock that are not enumerated in the Plan Asset Regulations as those not affecting free transferability, and the Company does not intend to impose in the future (or to permit any person to impose on its behalf) any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions. The Plan Asset Regulations only establish a presumption in favor of a finding of free transferability, and no assurance can be given that the DOL or the Treasury Department will not reach a contrary conclusion.

  Assuming that the Common Stock will be "widely held" and that no other facts and circumstances other than those referred to in the preceding paragraph exist that restrict transferability of the Common Stock, the Common Stock should be publicly offered securities and the assets of the Company should not be deemed to be "plan assets" of any ERISA Plan, IRA, or Non-ERISA Plan that invests in the Common Stock.

  The Plan Asset Regulations also will apply in determining whether the assets of the Partnership will be deemed to be "plan assets." The partnership interests in the Partnership will not be publicly-offered securities. Nevertheless, if the shares of Common Stock constitute publicly-offered securities, the indirect investment in the Partnership by ERISA Plans, IRAs, or Non-ERISA Plans subject to section 4975 of the Code through their ownership of Common Stock will not cause the assets of the Partnership to be treated as "plan assets" of such stockholders.

                   PRINCIPAL STOCKHOLDERS OF THE COMPANY AND
                          PARTNERS OF THE PARTNERSHIP

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock and Special Voting Stock as of March 1, 1998, and as adjusted to reflect the sale by the Company of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock or Special Voting Stock, and each person who is expected to own more than 5% of the Partnership Units (other than the Company), (ii) each of the Company's directors and prospective directors, (iii) each of the Company's officers named under "Management-- Summary Compensation Table," and (iv) all directors, prospective directors and executive officers of the Company as a group. After the Offering, Potlatch
will beneficially own     Partnership Units, representing a    % interest in
the Partnership (or     Partnership Units, if the Underwriters' over-allotment
option is exercised in full), in each case assuming an initial public offering
price of $    per share.

                              SHARES BENEFICIALLY OWNED       SHARES BENEFICIALLY OWNED
                                 PRIOR TO OFFERING(2)            AFTER OFFERING(2)(4)
                           -------------------------------- ------------------------------
                                     NUMBER OF                        NUMBER OF
                           NUMBER OF SHARES OF              NUMBER OF SHARES OF PERCENT OF
                           SHARES OF  SPECIAL   PERCENT OF  SHARES OF  SPECIAL    TOTAL
                            COMMON    VOTING   TOTAL VOTING  COMMON    VOTING     VOTING
NAME AND ADDRESS(1)          STOCK     STOCK     POWER(3)     STOCK     STOCK   POWER (3)
-------------------        --------- --------- ------------ --------- --------- ----------
 Potlatch Corporation....     100         0        100%          0         1          %
 Scott R. Jones..........       0         0          0                     0
 Allan F. Trinkwald......       0         0          0                     0
 Robert M. Jolley, Jr....       0         0          0                     0
 John M. Richards........       0         0          0                     0
 Christine Garvey........       0         0          0                     0
 Parnell S. Lewis, Jr....       0         0          0                     0
 James F. Rippey.........       0         0          0                     0
 Will M. Storey..........       0         0          0                     0
 Frederick T.
  Weyerhaeuser...........       0         0          0                     0
 All directors and
  executive officers as a
  group (nine persons)...       0         0          0                     0          %

--------
* Less than 1%.

(1) The address for Potlatch is 601 West Riverside Avenue, Suite 1100, Spokane, WA 99201 and for each other listed person is c/o Timberland Growth Corporation, 1242 North Second Street, Memphis, TN 38101. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.
(2) The percentage of beneficial ownership is calculated assuming 100 shares
    of Common Stock outstanding on March 1, 1998 and      shares outstanding
    immediately following the completion of the Offering (assuming no exercise of the Underwriters' over-allotment option). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares subject to stock options presently exercisable or exercisable within 60 days of March 1, 1998 are deemed to be beneficially owned by the holder but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. This table assumes that all outstanding Partnership Units held by Potlatch, as the initial limited partner of the Partnership, have been exchanged for shares of Common Stock. The Partnership Units held by the limited partners (initially Potlatch) are exchangeable for cash or, at the Company's discretion, shares of Common

    Stock, commencing two years after the consummation of the Offering, or earlier under certain circumstances involving the repudiation of the Timber Purchase Agreement, a third-party tender or exchange offer for the Company's stock and certain extraordinary dividends, mergers and other fundamental transactions involving the Company. See "The Partnership Agreement."
(3) In calculating the percentage of total voting power, the voting power of shares of Common Stock (one vote per share) and Special Voting Stock (one vote for each share of Common Stock for which the Partnership Units held by the holder of Special Voting Stock could be exchanged) has been aggregated.
(4) If the Underwriters exercise their overallotment option in full, the persons named above will beneficially own the following percentages of the
    Common Stock and total voting power after the Offering: Potlatch,   % and
      %, respectively, and all directors and executive officers as a group,
      % and   %, respectively.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation (the "Charter") and Bylaws of the Company, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

  The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, par value $.01 per share, one share of Special Voting Stock, par value $.01 per share, 150,000,000 shares of Excess Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, par value $.01 per share. None of the Common Stock and Preferred Stock is outstanding as of the date
hereof. Upon the consummation of the Offering,      shares of Common Stock
will be issued and outstanding (     shares if the Underwriters' over-
allotment option is exercised in full), one share of Special Voting Stock will be issued and outstanding and held by Potlatch and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK AND SPECIAL VOTING STOCK

  VOTING RIGHTS. The holders of Common Stock and Special Voting Stock generally have identical rights except that holders of Common Stock are entitled to one vote per share while the holder of the Special Voting Stock is entitled to, at any time, a number of votes equal to the number of shares of Common Stock that such holder would hold if, as of such time, all of the Partnership Units then held by such holder were exchanged for shares of Common Stock in accordance with the Partnership Agreement. The holders of Common Stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock and Special Voting Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock.

  Following the consummation of the Offering, Potlatch, as the holder of the sole share of Special Voting Stock and of Partnership Units exchangeable under
certain circumstances for      shares of Common Stock, will control
approximately   % of the total voting power of all classes of Common Stock.
Potlatch's voting control as the holder of the Special Voting Stock will limit significantly the ability of holders of Common Stock to effect a change in management or other significant corporate transaction. Such voting control may prevent a proposed acquisition or defer the making of a proposal for an acquisition, which acquisition might result in stockholders receiving consideration in excess of the then current market price of their shares.

  DIVIDENDS. If any dividend or other distribution in cash or other property is paid with respect to Common Stock or Special Voting Stock, a like dividend or other distribution in cash or other property will also be paid with respect to shares of the other class of Common Stock in an amount equal per share; provided, however, that no distribution will be made with respect to the Special Voting Stock in the event of a split of the Common Stock. The Special Voting Stock may not be reclassified, subdivided or combined.

  CONVERSION. The share of Special Voting Stock shall automatically convert into one share of Common Stock if (i) the holder of the Special Voting Stock, solely by virtue of holding such stock, possesses less than 1% of the total voting power of the shares of outstanding Common Stock or (ii) by virtue of a transfer of the Special Voting Stock or other event, such stock is not beneficially owned by Potlatch or any of its affiliates. The share of Special Voting Stock is convertible at the holder's option into one share of Common Stock.

  BUSINESS COMBINATION TRANSACTIONS. In the event that any shares of Common Stock are converted into or exchanged for cash, securities or other property in connection with any merger or consolidation of the Company with another person, each holder of a share of Common Stock shall receive the same consideration as a holder of a share of Special Voting Stock and vice-versa; provided, however, that the foregoing shall not apply if, following such merger or consolidation and based solely on securities issued in connection therewith, a majority of the total voting power of the surviving entity is held by persons who were stockholders of the Company immediately prior to such merger or consolidation.

  OTHER RIGHTS. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock and Special Voting Stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights and payment of any distributions owing to holders of shares of Preferred Stock then outstanding, if any. Holders of the shares of Common Stock or Special Voting Stock have no preemptive rights. Shares of Common Stock or Special Voting Stock are not subject to further calls or assessment by the Company, and there are no redemption or sinking fund provisions applicable to the shares of Common Stock or Special Voting Stock. Upon consummation of the Offering, all of the outstanding shares of Common Stock and Special Voting Stock will be legally issued, fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue Preferred Stock in one or more series and to fix the rights, designation, preferences, privileges, limitations and restrictions thereof, including dividend rights, conversion rights, terms and rights of redemption, liquidation preferences and sinking fund terms (any or all of which may be greater than the rights of the Common Stock or the Special Voting Stock). The Board of Directors, without stockholder approval, can issue shares of Preferred Stock with conversion, voting and other rights which could adversely affect the rights of the holders of shares of Common Stock. Under the Partnership Agreement, the issuance of Preferred Stock requires the approval of the holders of a majority of the limited partnership interests if the Partnership Units held by limited partners are exchangeable for at least 20% of the Company's then outstanding Common Stock (assuming that all limited partners' Partnership Units are exchanged for Common Stock).

RESTRICTIONS ON SIZE OF HOLDINGS OF SHARES

  The Charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. In order for the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. See "Certain Federal Income Tax Considerations."

  In order to protect the Company against the risk of losing its status as a REIT and to otherwise protect the Company from the consequences of a concentration of ownership among its stockholders, the Charter, subject to certain exceptions, provides that no single person (which includes any "group" of persons) may "beneficially own" more than 9.8% (the "Ownership Limit") of the aggregate number of outstanding shares of Common Stock, Special Voting Stock or any series of Preferred Stock ("Equity Stock"). Under the Charter, a person generally "beneficially owns" shares for such purpose if such person would be treated as an owner of Equity Stock either directly or indirectly under Section 542(a)(2) of the Code, taking into account, for this purpose, constructive ownership under Section 544 of the Code, as modified by
Section 856(h)(1)(B) of the Code. The Charter excludes Potlatch and its successors from the Ownership Limit. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence acceptable to the Board and upon such other conditions as may be imposed by the Board, may also waive the Ownership Limit as to any person.

  Any transfer of shares of Equity Stock that would (i) cause any person to beneficially own shares of Equity Stock in excess of the Ownership Limit not otherwise permitted as provided above, (ii) result in the shares of Equity Stock being owned by fewer than 100 persons, (iii) within the meaning of
Section 856(a)(5) of the Code, result in the Company being "closely held" within the meaning of Section 856(h) of the Code, (iv) result in the Company constructively owning 10% or more of the ownership interests in a tenant of the Company within the meaning of Section 856(d)(2)(B) of the Code, (v) result in the Company failing to qualify as a "domestically controlled REIT" within the meaning of Section 897(h)(4)(B) of the Code, or (vi) otherwise cause the Company to fail to qualify as a REIT shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors adopts a resolution recommending that the Company terminate its status as a REIT, and such resolution is approved by at least two-thirds of the total voting power.

  If any purported transfer of Equity Stock or other event resulting in an increase in any holder's percentage interest in Equity Stock would cause a purported transferee or holder to be in violation of the Ownership Limit or would cause the Company to be disqualified as a REIT, then the purported transferee or holder (the "Prohibited Owner") shall not acquire or shall cease to own, as the case may be, such number of shares in excess of the Ownership Limit or in excess of the highest number of shares which would allow the Company to remain qualified as a REIT. Any such excess shares described above will be converted automatically into an equal number of shares of Excess Stock (the "Excess Shares") and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the Trading Day (as defined in the Charter) prior to the date of such violative transfer or event.

  As soon as practical after the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Owner) will be required to sell such Excess Shares to a person or entity who could own such shares without violating the Ownership Limit or causing the Company to be disqualified as a REIT, and in the case of Excess Shares resulting from a transfer for value, distribute to the Prohibited Owner an amount equal to the lesser of the price paid by the Prohibited Owner for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer for value, the trustee will be required to sell such Excess Shares to a qualified person and distribute to the Prohibited Owner an amount equal to the lesser of the Market Price (as defined in the Charter) of such Excess Shares as of the date of such event or the sales proceeds received by the trust for such Excess Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Owner will be distributed to the Beneficiary. Prior to a sale of any such Excess Shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, the same per share dividends and other distributions paid by the Company with respect to the Equity Stock which was converted into Excess Shares. A holder of Excess Shares shall not be entitled to any voting rights other than those required by Delaware law.

  In addition, Excess Shares held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) in the case of Excess Shares resulting from a transfer for value, the price per share in the transaction that resulted in such transfer to the trust or, in the case of Excess Shares resulting from any event other than a transfer for value, the Market Price on the date of such event and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of 90 days.

  All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

  Any person who beneficially owns more than 5% of the outstanding shares of any class or series of Equity Stock (or such lower percentages as are then required pursuant to the regulations under the Code) is required to provide a written statement containing certain information to the Company by January 31 of each year. In addition, each record and beneficial owner of Equity Stock shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the Company's status as a REIT and to ensure compliance with the Ownership Limit.

  The ownership limitations described above could have the effect of delaying, deferring or preventing a change of control of the Company in which holders of Common Stock might receive a premium for their shares over the then prevailing market price.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

NEW YORK STOCK EXCHANGE LISTING

  Prior to the date of this Prospectus, there has been no public trading market for the Common Stock. Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "TGC."

                    CERTAIN PROVISIONS OF DELAWARE LAW AND
                       THE COMPANY'S CHARTER AND BYLAWS

  The following summary of certain provisions of Delaware law and the Company's Charter and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and to the Company's Charter and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

CLASSIFICATION OF THE BOARD AND REMOVAL OF DIRECTORS

  The Company's Charter provides that the number of directors may be increased or decreased from time to time by the vote of a majority of the Board but may not be less than three. Pursuant to the Company's Charter, the directors are divided into three classes. One class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999, another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2000 and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2001. As the term of each class expires, directors in that class will be elected to serve for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The Company believes that classification of the Board will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, subject to the rights of holders of any series of Preferred Stock, the holders of a majority of the voting power of the Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

  The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

  The Charter provides that a director may be removed only for cause (as defined in the Charter) and only by the affirmative vote of the holders of at least 75% of the total voting power of the Common Stock entitled to vote at a meeting of stockholders called for that purpose. The Charter further provides that all vacancies on the Board of Directors, however occurring, including, without limitation, by reason of the removal of a director or an increase in the size of the Board, shall be filled by a majority of the remaining directors. These provisions, taken together, preclude stockholders from removing incumbent directors except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three prior years, did own) 15% or more of the corporation's voting stock. This statutory prohibition does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock option plans).

MEETINGS OF STOCKHOLDERS

  The Bylaws of the Company provide for annual meetings of stockholders to elect directors and transact such other business as may properly be brought before the meeting. The Charter provides that special meetings of stockholders may be held at any time upon the call of the Chairman of the Board of Directors, any Vice Chairman of the Board, the President or, at the request in writing of a majority of the Board of Directors, any officer. Stockholders of the Company will not have the right to call a special meeting of stockholders.

  The Charter provides that so long as Potlatch and its subsidiaries beneficially own 50% or more of the total voting power of the shares of Common Stock outstanding, any corporate action which may be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon delivery to the Company of written consents signed by the holders of capital stock having not less than the minimum number of votes that would be necessary to authorize such corporate action at a meeting of stockholders. Thereafter, any corporate action which may be taken at an annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and not by written consent of stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Charter that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware Law. The Delaware Law provides that directors of the Company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability resulting from (1) any breach of their duty of loyalty to the Company or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(3) unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware Law or (4) any transaction from which the director derived an improper personal benefit.

  The Company's Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company intends to enter into separate indemnification agreements with its directors and certain of its officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Charter and these indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

  The Company's Bylaws contain provisions requiring advance notice to the Company of (i) nominations of candidates for election to the Board of Directors who are not nominated by the Board of Directors and (ii) business to be conducted at the Company's annual meeting of stockholders (other than such business as may be brought by or at the direction of the Board of Directors). Without compliance with these provisions, any such nominations or business may not be considered by the stockholders.

AMENDMENT OF THE CHARTER

  The Company's Charter may not be amended without the affirmative vote of at least 66- 2/3% of the total voting power of the outstanding capital stock of the Company.


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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock of the Company, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after the Offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price. Potlatch and any other limited partners of the Partnership may be entitled under certain circumstances to exchange Partnership Units for substantial numbers of shares of Common Stock and to cause the Company to register such shares for resale in the public market. See "The Partnership Agreement--Exchange of Partnership Units."

  Upon completion of the Offering, the Company will have outstanding
shares of Common Stock. The      shares of Common Stock being sold hereby will
be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 thereunder (as described below).

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the first anniversary of the date of this Prospectus (the "Lockup Period"), it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the Offering.

  On and after the second anniversary of the completion of the Offering, the Partnership will be obligated to exchange each Partnership Unit at the request of the holder thereof for cash equal to the fair market value of one share of Common Stock at the time of such exchange (as determined in accordance with the provisions of the Partnership Agreement), provided that the Company may elect to acquire any such Partnership Unit presented for exchange for one share of Common Stock (subject to antidilution adjustments) or an amount of cash of the same value. The exchange right will also become immediately exercisable if a third party makes a tender or exchange offer for more than 10% of the outstanding shares of Common Stock and in the event of a sale of all or substantially all of the Company's assets, certain extraordinary dividends and certain mergers and other business combinations involving the Company. Potlatch, which upon consummation of the Offering will own Partnership Units exchangeable under the foregoing circumstances for shares of Common Stock, has agreed not to sell any Common Stock owned by it without the prior written consent of Goldman, Sachs & Co. during the Lockup Period. Following the expiration of the Lockup Period, all such shares will be available for resale, subject to compliance with Rule 144. In addition, the Company's directors and executive officers, who will initially hold stock options to purchase approximately 200,000 shares of Common Stock, have agreed that, should they exercise such options, they will not sell any Common Stock owned by them during the Lockup Period without the prior written consent of Goldman, Sachs & Co. Following the expiration of such one-year period, such shares of Common Stock issuable upon the exercise of options will be available for sale in the public market subject to compliance with Rule 144. See "Underwriting."

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of
Common Stock (approximately      shares immediately after the Offering,
assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, so long as at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  The Company intends to file one or more registration statements under the Securities Act to register up to 1,500,000 shares of Common Stock reserved for issuance pursuant to the Stock Incentive Plan. Each such registration statement will become effective immediately upon filing. Commencing two years after the Offering, the Company will also be obligated to file one or more registration statements under the Securities Act to register the shares of Common Stock issuable upon exchange of Partnership Units for shares of Common Stock. See "Certain Relationships and Transactions" and "The Partnership Agreement--Exchange of Partnership Units." The resale in the public market of such registered shares by non-affiliates will be permitted without restriction under the Securities Act, unless such shares are subject to vesting restrictions imposed by the Company or the contractual restrictions described above.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated and BancAmerica Robertson Stephens are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER
                                                                    OF SHARES OF
                             UNDERWRITER                            COMMON STOCK
                             -----------                            ------------
   Goldman, Sachs & Co. ...........................................
   A.G. Edwards & Sons, Inc. ......................................
   Legg Mason Wood Walker, Incorporated............................
   BancAmerica Robertson Stephens..................................
                                                                        ----
     Total.........................................................
                                                                        ====

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $     per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share to
certain other brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be raised by the representatives.

  The Company has granted the several Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock to cover over-allotments, if any. The Underwriters may exercise such option only to cover over-allotments in
connection with the sale of the      shares of Common Stock. If the
Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the      shares of Common
Stock offered.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the first anniversary of the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the Offering.

  The representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and cash flow prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be affected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Common Stock will be listed on the NYSE under the symbol "TGC." In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

  The Company will pay an advisory fee equal to 0.5% of the gross proceeds of the Offering (including any exercise of the Underwriters' over-allotment option) to Goldman, Sachs & Co. for advisory services in connection with the evaluation, analysis and structuring of the Company's formation and the Offering. The Underwriters have agreed to reimburse the Company for certain expenses incurred by it in connection with the Offering.

  Goldman, Sachs & Co. has served as the financial adviser to ATCO in connection with the Merger and Potlatch's purchase of certain converting assets from certain entities related to ATCO and as customary compensation for a transaction of this type received a fee of $3.5 million.

  The Company, the Partnership and Potlatch have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California, and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. The description of certain federal income tax matters set forth herein under the caption "Certain Federal Income Tax Considerations" is based upon the opinion of Pillsbury Madison & Sutro LLP. Such opinion will rely, as to the qualification of ATCO as a REIT, upon the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. In addition to providing services to the Company, Pillsbury Madison & Sutro LLP has also provided legal services to Potlatch Corporation, including, without limitation, in connection with certain of the Formation Transactions.

                                    EXPERTS

  The financial statements of the Potlatch Southern Timberlands as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the consolidated balance sheet of the Company as of February 27, 1998, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of ATCO as of July 31, 1996 and 1997 and December 31, 1997 and for each of the three years in the period ended July 31, 1997 and for the five-month period ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission. Such documents may also be accessed electronically at the Commission's home page on the Internet at http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                   GLOSSARY

  BOARD FOOT (BF): A standard unit of measure for logs and lumber that is 12 inches square and one inch thick.

  BOTTOMLANDS: The flood plains of streams, creeks and rivers that generally support quality hardwood stands.

  CLEAR-CUT: Harvesting all merchantable trees in a stand of timber at the same time. In practice, some unsalable material may be left standing.

  CONTROLLED BURNING: Setting fire to the forest floor to reduce the accumulation of logging debris, dead and fallen timber, weeds and underbrush that pose a wildfire hazard or compete with the trees for water and nutrients.

  CONVERSION: The process of sawing or otherwise changing the shape of timber, or transforming timber into any other type of wood product.

  CONVERTING FACILITY: A sawmill, pulp mill or other facility at which timber conversion occurs.

  CORD: A unit of measure equal to a stack of wood 4X4X8 feet, or 128 cubic feet of wood, bark and air.

  CRUISE: Field sampling procedures used to provide quantitative and qualitative information for estimating the volume and quality of standing timber on a tract.

  CUTTING CONTRACT: A contractual right to cut certain described timber over a specified period of time on a specified tract of property.

  DBH: The abbreviation means "diameter at breast height," a term frequently used to describe a tree measurement taken 4 1/2 feet above the average ground level.

  DOYLE SCALE: A mathematical scale for converting log dimensions into estimated board feet of dry lumber volumes, commonly used in the southern and eastern United States.

  EVEN-AGED FOREST: A forested area containing trees of a single age class.

  FEE TIMBER: Timber located on property owned in fee, as opposed to timber located on property owned by others and acquired under cutting contracts.

  GREEN TONS: Tons of wood product including natural moisture.

  HARDWOODS: Trees that usually have broad leaves and are deciduous (losing leaves every year).

  INITIAL TIMBERLANDS: The timberlands acquired by the Company in the Formation Transactions, consisting of approximately 824,000 fee acres and approximately 14,000 leased acres, which include approximately 44,200 acres of roads, levees and other non-productive areas.

  MBF: One thousand board feet. A common unit of measure for pricing standing timber as well as lumber.

  MERCHANTABLE TIMBER: Minimum size timber for which there might be a commercial market. It should be recognized that timber of minimum merchantable size has not yet reached its optimal economic value.

  MMBF: One million board feet.

  NATURAL REGENERATION: The process of a forest regenerating itself with seeds from mature trees or sprouts from stumps as roots. Natural regeneration results in new tree growth without regard to the genetic quality of the trees.

  NATURAL STAND: A forest stand resulting from natural regeneration.

  NON-FOREST LANDS: Lands consisting of or containing roads, water or easements, such as gas and electric transmission lines, timbered buffers not harvested due to environmental concerns, currently non-commercially viable acreage and certain wastelands.

  PLANTATION: A timber stand established by planting seedlings after the land has been prepared. Trees in a plantation are of the same age and size, which tends to simplify harvesting.

  POLES: Straight, tall trees suitable for manufacturing telephone poles, wharf pilings or the like. Trees suitable for use as poles generally command a superior price.

  PULPWOOD: Wood used to produce pulp in the manufacture of paper and other cellulose products.

  SALVAGE: Logging or removing dead or high-risk trees.

  SAWTIMBER: Trees containing logs of sufficient size and quality to be suitable for conversion into lumber or plywood.

  SEEDLINGS: Live trees less than one inch in diameter at ground level.

  SILVICULTURE: The practice of cultivating forest crops based on the knowledge of forestry; more particularly, controlling the establishment, composition and growth of forests.

  SLASH: Debris left after logging, thinning or brush cutting, or debris caused by wind or fire.

  SOFTWOODS: Conifers such as Douglas fir, spruce, loblolly pine and shortleaf pine.

  STAND: An area of trees possessing sufficient uniformity of age, size and composition to be distinguishable from adjacent areas so as to form a management unit.

  STOCKING: An indication of the number of trees in a stand as compared to the desirable number for best growth and management, such as well-stocked, over-stocked or partially stocked.

  STUMPAGE PRICE: The price paid for standing timber (timber as it stands uncut in the woods).

  SUSTAINABLE YIELD: A method of forest management that implies a balance over time between timber growth and harvest.

  THINNING: Removal of selected trees, usually to eliminate overcrowding, to remove dying or diseased trees and to promote more rapid growth of desired trees. "Pre-commercial thinning" refers to thinning that does not produce merchantable timber.

  TIMBERLANDS: As used in this Prospectus, references to "the Timberlands" are to the Initial Timberlands (as defined herein) and any other timberlands that the Company may acquire in the future. Other references to "timberlands" are to commercial forest land generally capable of producing more than 20 cubic feet of wood per acre per year. The Company's aggregate timberland acreage includes roads and other non-productive acreage. See the definition of "Initial Timberlands" above.

  TONS: All references to tons of timber are to green tons.

  UNEVEN-AGED FOREST: A forested area containing trees of all age classes.

  USFS: United States Forest Service.

  USFS #1 GRADE: USFS grades represent measures of log quality, in terms of size and number of defects, promulgated by the USFS. USFS #1 grade is the highest such grade.

  VENEER: Wood peeled, sawn or sliced into thin sheets of a given thickness.

  WOOD FIBER: Generally refers to pulpwood or chips used in the manufacture of pulp and paper.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
THE COMPANY

  Independent Auditor's Report............................................ F-2
  Consolidated Balance Sheet as of February 27, 1998...................... F-3
  Notes to Consolidated Balance Sheet..................................... F-4

THE POTLATCH SOUTHERN TIMBERLANDS

  Independent Auditors' Report............................................ F-6
  Statements of Earnings for the years ended December 31, 1997, 1996 and
   1995................................................................... F-7
  Balance Sheets as of December 31, 1997 and 1996......................... F-8
  Statements of Cash Flows for the years ended December 31, 1997, 1996 and
   1995................................................................... F-9
  Notes to Financial Statements........................................... F-10

ANDERSON-TULLY COMPANY

  Report of Independent Certified Public Accountants...................... F-12
  Consolidated Balance Sheets as of December 31, 1997 and July 31, 1997
   and 1996............................................................... F-13
  Consolidated Statements of Operations for the five months ended December
   31, 1997 and years ended July 31, 1997, 1996 and 1995.................. F-14
  Consolidated Statements of Stockholders' Equity (Deficit) for the five months ended December 31, 1997 and years ended July 31, 1997, 1996 and
   1995................................................................... F-15
  Consolidated Statements of Cash Flows for the five months ended December
   31, 1997 and years ended July 31, 1997, 1996 and 1995.................. F-16
  Notes to Consolidated Financial Statements.............................. F-17

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Timberland Growth Corporation:

  We have audited the accompanying consolidated balance sheet of Timberland Growth Corporation as of February 27, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Timberland Growth Corporation as of February 27, 1998 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Portland, Oregon
March 10, 1998

                         TIMBERLAND GROWTH CORPORATION

                           CONSOLIDATED BALANCE SHEET

                               FEBRUARY 27, 1998

                                    ASSETS
                                    ------
      Cash..............................................................  $1,500
                                                                          ======
                             STOCKHOLDERS' EQUITY
                             --------------------
      Stockholders' Equity:
        Common shares, $.01 par value, 100 shares authorized, 100 shares
         issued and outstanding.........................................  $    1
        Additional paid-in capital......................................   1,499
                                                                          ------
                                                                          $1,500
                                                                          ======



    The accompanying notes are an integral part of this financial statement.

                         TIMBERLAND GROWTH CORPORATION

                      NOTES TO CONSOLIDATED BALANCE SHEET

ORGANIZATION

  Timberland Growth Corporation (the "Company") was organized in the State of Delaware on February 4, 1998. The Company intends to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code commencing with its taxable year ending December 31, 1998. As a REIT, the Company generally will not be subject to federal income taxes on net income that it distributes to its stockholders.

  The Company was formed to acquire approximately 324,000 fee acres of timberlands and real estate assets from the Anderson-Tully Company ("ATCO") in a cash merger. The ATCO timberlands and real estate assets will be contributed to the Timberland Growth Limited Partnership (the "Partnership") in exchange for the sole general partner interest of the Partnership. Potlatch Corporation ("Potlatch") will contribute approximately 513,000 acres of fee and leased timberlands and an office building to the Partnership and will initially own the sole limited partner interest in the Partnership. In addition, Potlatch will own the Company's sole share of Special Voting Stock that will give Potlatch voting power of the Company equal to the number of votes to which Potlatch would be entitled if all of its interests in the Partnership were exchanged for Common Stock. Initially, Potlatch's voting power will equal its percentage interest in the Partnership.

  The Company's operations, which will consist of managing and acquiring timberlands, will be conducted through the Partnership. The Company has had no operations to date.

  The consolidated balance sheet includes the accounts of Beaver Acquisition Corporation, a wholly-owned subsidiary of the Company. All intercompany transactions were eliminated upon consolidation.

PUBLIC OFFERING

  The Company intends to file a registration statement on Form S-11 with the Securities and Exchange Commission for a public offering (the "Offering") of Common Stock. The number of shares to be offered and the initial offering price will be determined at a future date. The Company intends to use all of the net proceeds of the Offering to fund a majority of the purchase price for its acquisition of timberlands and real estate assets of ATCO.

LINE OF CREDIT

  The Company has a commitment to obtain a $200 million unsecured revolving line of credit (the "Credit Facility") from a commercial bank prior to the closing of the Offering. Upon closing of the Offering, the Company intends to borrow under the Credit Facility in order to (i) repay $21.4 million of a loan from Potlatch to ATCO, which the Company will assume in the acquisition, and
(ii) fund the portion of the ATCO acquisition not funded from the proceeds of the Offering. The Partnership will assume the Company's obligations under the Credit Facility.

INCENTIVE AND BENEFIT PLANS

 Stock Incentive Plan

  The Company intends to adopt the 1998 Stock Incentive Plan (the "Stock Incentive Plan") prior to the consummation of the Offering. A total of 1,500,000 shares of Common Stock will be available for issuance under the Stock Incentive Plan. An award under this plan may be in the form of stock options, limited stock appreciation rights, restricted stock or other share-based awards.

                         TIMBERLAND GROWTH CORPORATION

  Participants in the Stock Incentive Plan will be key employees of the Company, the Partnership or its subsidiaries who are selected by the Board of Directors. Directors not employed by Potlatch, the Company or their subsidiaries (the "Outside Directors") are eligible to receive only nondiscretionary awards of nonqualified stock options under the plan. These awards will consist of an option grant of 5,000 shares upon a director's initial election to the Board, and thereafter an annual option grant of 1,500 shares. The maximum number of stock options, restricted stock or other share-based awards that may be granted to a key employee under the Stock Incentive Plan in any calendar year is 250,000 shares.

  Stock options granted to key employees and Outside Directors will be subject to terms and conditions specified in the Stock Incentive Plan and stock option agreements. The exercise price of a stock option will be the fair market value of a share on the date of grant. Each stock option granted to a key employee will become exerciseable at the time or times specified in the applicable stock option agreement. Each stock option granted to an Outside Director will become exerciseable in 50% increments on the first and second anniversaries of the date of grant, provided that he or she has continuously been an Outside Director from the date of grant until such time. In addition, each plan participant will have the right to accelerated vesting upon the occurrence of certain events.

INCENTIVE BONUS PROGRAM

  The Company intends to establish an incentive compensation plan (the "Incentive Bonus Plan") for key employees. The Incentive Bonus Plan will provide for payment of annual cash incentive awards to participating employees based on the Company's attainment of key annual financial objectives and an evaluation of the employee's personal performance during the year. The Company's Board will determine the awards. Awards will only be paid with respect to years in which minimum financial objectives, as established annually by the Board, are met. The maximum award earned in any year will be 100% of the employee's base salary in effect for that year.

PENSION PLANS

  Employees of the Company will be eligible to participate in a tax-qualified defined benefit pension plan (the "Retirement Plan") and a Supplemental Benefit Plan which will replace benefits lost because of any limitation placed on the Company's tax-qualified defined benefit plan or a 401(k) savings plan that the Company also intends to establish. In calculating years of credited service, the period of time recognized under Potlatch's Salaried Employees' Retirement Plan will be taken into account.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Potlatch Corporation:

  We have audited the accompanying balance sheets of the Potlatch Southern Timberlands as of December 31, 1997 and 1996, and the related statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the management of Potlatch Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of the Potlatch Southern Timberlands as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Portland, Oregon
February 12, 1998

                         POTLATCH SOUTHERN TIMBERLANDS

                             STATEMENTS OF EARNINGS
                                 (IN THOUSANDS)

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1995    1996    1997
                                                        ------- ------- -------
Timber sales........................................... $29,715 $28,318 $40,449
                                                        ------- ------- -------
Costs and expenses:
  Depletion, depreciation and amortization.............   1,398   3,466   1,683
  Operating expenses...................................   4,232   4,523   4,788
                                                        ------- ------- -------
    Total costs and expenses...........................   5,630   7,989   6,471
                                                        ------- ------- -------
Earnings from operations...............................  24,085  20,329  33,978
Other income, net......................................   1,537   1,252   1,362
                                                        ------- ------- -------
Net earnings........................................... $25,622 $21,581 $35,340
                                                        ======= ======= =======



   The accompanying notes are an integral part of these financial statements.

                         POTLATCH SOUTHERN TIMBERLANDS

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
                            ASSETS
                            ------
Equipment, net of accumulated depreciation..................... $   466 $   479
Logging roads..................................................   2,963   3,103
Timber and timberlands.........................................  47,935  49,225
                                                                ------- -------
                                                                $51,364 $52,807
                                                                ======= =======
          LIABILITIES AND POTLATCH CORPORATION EQUITY
          -------------------------------------------
Accounts payable and accrued liabilities....................... $ 1,302 $ 1,316
Potlatch Corporation equity....................................  50,062  51,491
                                                                ------- -------
                                                                $51,364 $52,807
                                                                ======= =======



   The accompanying notes are an integral part of these financial statements.

                         POTLATCH SOUTHERN TIMBERLANDS

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
CASH FLOWS FROM OPERATIONS
  Net earnings................................... $ 25,622  $ 21,581  $ 35,340
  Adjustments to reconcile net earnings to cash
   flows from operations:
     Depletion, depreciation and amortization....    1,398     3,466     1,683
     Changes in working capital..................      152      (416)      (14)
                                                  --------  --------  --------
  Cash flows from operations.....................   27,172    24,631    37,009
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING
  Additions to timber, timberlands and related
   logging facilities............................   (3,168)   (2,318)   (2,699)
  Other, net.....................................     (209)      (33)     (427)
                                                  --------  --------  --------
  Cash flows from investing......................   (3,377)   (2,351)   (3,126)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING
  Net payments to Potlatch Corporation...........  (23,795)  (22,280)  (33,883)
                                                  --------  --------  --------
  Change in cash.................................      --        --        --
  Balance at beginning of period.................      --        --        --
                                                  --------  --------  --------
  Balance at end of period....................... $    --   $    --   $    --
                                                  ========  ========  ========


   The accompanying notes are an integral part of these financial statements.

                         POTLATCH SOUTHERN TIMBERLANDS

                         NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND NATURE OF OPERATIONS

  The Potlatch Southern Timberlands ("Timberlands") is responsible for the management of fee and leased timberlands in Arkansas owned and leased by Potlatch Corporation ("Potlatch"). Timberlands manages a total of approximately 513,000 acres of timberlands. The financial statements of Timberlands are derived from the historical books and records of Potlatch.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

EQUIPMENT

  Equipment is valued at cost less accumulated depreciation. Depreciation is determined by using the straight-line method on estimated useful lives. Estimated useful lives range from three to 40 years.

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
       Equipment.............................................. $ 1,748  $ 1,871
       Less accumulated depreciation..........................  (1,282)  (1,392)
                                                               -------  -------
                                                               $   466  $   479
                                                               =======  =======

LOGGING ROADS

  Main logging roads, including bridges, culverts and improvements, are stated at cost, less accumulated amortization. The amortizable (non-roadbed) portion of logging road costs is amortized on a straight-line basis, with useful lives ranging from 10 to 20 years.

TIMBER AND TIMBERLANDS

  Timber and timberlands are stated at cost less depletion. The portion of the cost of timberlands attributed to standing merchantable timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber.

REVENUE RECOGNITION

  Timber sales are recognized when legal ownership and the risk of loss pass to the purchaser and the quantity sold is determinable. This generally occurs when the purchaser severs and measures the timber.

  Revenues are based on actual harvest volumes multiplied by internal transfer prices. The transfer prices were based upon the price paid by Potlatch's mills in arms'-length transactions, less Potlatch's costs of logging and transporting the timber to its mills.

                         POTLATCH SOUTHERN TIMBERLANDS

OTHER INCOME

  Other income consists of:

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
     Hunting lease revenue................................ $1,122 $1,146 $1,164
     Income from timberlands sales, net...................    390     64    158
     Other, net...........................................     25     42     40
                                                           ------ ------ ------
                                                           $1,537 $1,252 $1,362
                                                           ====== ====== ======

INCOME TAXES

  Timberlands is not a separate taxable entity for federal, state or local income tax purposes. The results of Timberlands have been included in the consolidated tax return of Potlatch. Accordingly, no provision for current or deferred income taxes has been provided in the accompanying financial statements of Timberlands.

RELATED PARTY TRANSACTIONS

  Timberlands supplies timber to Potlatch for use in Potlatch's converting facilities in Arkansas and for log trading activities. All of Timberlands' timber sales represent fee timber sales to Potlatch.

  Timberlands engages in various transactions with Potlatch that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of Timberlands are currently managed by Potlatch through a centralized treasury system. Accordingly, both cash generated by and cash requirements of Timberlands flow through Potlatch Corporation Equity on the accompanying financial statements of Timberlands. There is no direct interest income or interest cost allocated to Timberlands with respect to net lendings or borrowings. Also, general corporate administration expenses have not been allocated to Timberlands.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors,
Anderson-Tully Company

  We have audited the accompanying consolidated balance sheets of Anderson-Tully Company (the "Company") and its subsidiaries as of July 31, 1996 and 1997 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended July 31, 1997 and the five-month period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Anderson-Tully Company and its subsidiaries at July 31, 1996 and 1997 and December 31, 1997 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 and the five-month period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Memphis, Tennessee
February 10, 1998

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   JULY 31,
                                               ------------------  DECEMBER 31,
                                                 1996      1997        1997
                                               --------  --------  ------------
                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................... $    188  $  1,749    $  1,711
  Certificates of deposit.....................      100       100         117
  Accounts receivable.........................    6,783     9,684      11,049
  Notes receivable............................                          4,899
  Inventories.................................    6,341     4,783       5,408
  Deferred income taxes.......................    1,229     1,076       1,258
  Prepaid expenses............................      885     1,339       1,190
  Refundable income taxes.....................      685
                                               --------  --------    --------
    Total current assets......................   16,211    18,731      25,632
TIMBERLAND AND TIMBER--At cost................   29,942    28,183      27,858
  Less accumulated depletion..................  (18,599)  (18,215)    (18,577)
                                               --------  --------    --------
    Timberland and timber--net................   11,343     9,968       9,281
PLANT PROPERTY--NET...........................   68,693    75,474      64,300
COMMERCIAL REAL ESTATE........................   22,385    30,007      29,801
OTHER ASSETS..................................    2,552     2,306       3,085
                                               --------  --------    --------
TOTAL......................................... $121,184  $136,486    $132,099
                                               ========  ========    ========
        LIABILITIES AND STOCKHOLDERS'
               EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable............................ $  4,346  $  5,532    $  7,326
  Current portion of long-term debt...........    1,805     4,826       7,356
Accrued expenses:
  Wages, insurance, and other.................    3,074     3,105       3,474
  Dividends payable...........................      695       723
  Taxes other than income.....................      905     1,053       1,585
  Income and franchise taxes..................      239     1,826       2,191
                                               --------  --------    --------
    Total accrued expenses....................    4,913     6,707       7,250
Deferred revenues.............................                            917
                                               --------  --------    --------
    Total current liabilities.................   11,064    17,065      22,849
DEFERRED INCOME TAXES.........................   13,519    15,955      13,971
LONG-TERM LIABILITIES.........................    1,177     1,171       1,507
LONG-TERM DEBT, Less current portion..........   42,804    46,344      96,787
MINORITY INTEREST IN EQUITY OF CONSOLIDATED
 LIMITED PARTNERSHIP..........................      275     1,578       2,862
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Capital stock--$2,000 par value; 1,200
   shares authorized; 579.54 shares
   outstanding................................    1,159     1,159       1,159
  Retained earnings (deficit).................   51,186    53,214      (7,036)
                                               --------  --------    --------
    Total stockholders' equity (deficit)......   52,345    54,373      (5,877)
                                               --------  --------    --------
TOTAL......................................... $121,184  $136,486    $132,099
                                               ========  ========    ========

                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                    FIVE MONTH
                                         YEARS ENDED JULY 31,      PERIOD ENDED
                                        -------------------------  DECEMBER 31,
                                         1995     1996     1997        1997
                                        -------  -------  -------  ------------
NET REVENUES:
  Timber and wood products............. $63,148  $59,137  $74,262     $37,710
  River construction...................  22,797   23,108   16,688      11,691
  Commercial real estate...............   3,299    3,037    2,927       1,392
  Other................................   2,421    2,878    3,031       1,692
                                        -------  -------  -------    --------
    Total..............................  91,665   88,160   96,908      52,485
COSTS AND EXPENSES:
  Timber and wood products.............  51,976   49,724   60,825      29,341
  River construction...................  18,102   19,221   15,097      11,003
  Commercial real estate...............   1,746    1,788    1,601         667
  Selling, administrative, and general.   5,575    5,526    6,026       3,059
  Other................................     737      776    1,506       1,425
                                        -------  -------  -------    --------
    Total..............................  78,136   77,035   85,055      45,495
INCOME FROM OPERATIONS.................  13,529   11,125   11,853       6,990
OTHER INCOME (EXPENSE):
  Interest income......................     110      266      469          35
  Interest expense.....................  (1,601)  (2,634)  (3,380)     (2,374)
  Gain (loss) on sales of assets.......    (335)     353    2,419      (5,216)
                                        -------  -------  -------    --------
    Total other expense--net...........  (1,826)  (2,015)    (492)     (7,555)
                                        -------  -------  -------    --------
INCOME (LOSS) BEFORE INCOME TAX
 (EXPENSE) BENEFIT AND MINORITY
 INTEREST..............................  11,703    9,110   11,361        (565)
INCOME TAX (EXPENSE) BENEFIT...........  (4,042)  (3,023)  (3,891)        629
                                        -------  -------  -------    --------
INCOME BEFORE MINORITY INTEREST........   7,661    6,087    7,470          64
MINORITY INTEREST IN INCOME OF
 CONSOLIDATED LIMITED PARTNERSHIP......                    (1,820)     (1,380)
                                        -------  -------  -------    --------
NET INCOME (LOSS)...................... $ 7,661  $ 6,087  $ 5,650    $ (1,316)
                                        =======  =======  =======    ========

                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND FIVE-MONTH PERIOD ENDED DECEMBER
                                    31,1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            COMMON STOCK
                                          ----------------  RETAINED
                                           NUMBER           EARNINGS
                                          OF SHARES AMOUNT  (DEFICIT)   TOTAL
                                          --------- ------  ---------  --------
BALANCES AT JULY 31, 1994................  581.54   $1,163  $ 44,484   $ 45,647
  Cash dividends declared ($5,250 per
   share)................................                     (3,053)    (3,053)
  Dividend of shares of Anderson-Tully
   Veneers, L.P..........................                       (229)      (229)
  Net income.............................                      7,661      7,661
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1995................  581.54    1,163    48,863     50,026
  Cash dividends declared ($6,230 per
   share)................................                     (3,618)    (3,618)
  Repurchase and retirement of common
   stock.................................   (2.00)      (4)     (146)      (150)
  Net income.............................                      6,087      6,087
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1996................  579.54    1,159    51,186     52,345
  Cash dividends declared ($6,250 per
   share)................................                     (3,622)    (3,622)
  Net income.............................                      5,650      5,650
                                           ------   ------  --------   --------
BALANCES AT JULY 31, 1997................  579.54    1,159    53,214     54,373
  Cash dividends declared ($101,190 per
   share)................................                    (58,645)   (58,645)
  Dividend of assets to Anderson-Tully
   Veneers, L,P..........................                       (289)      (289)
  Net loss...............................                     (1,316)    (1,316)
                                           ------   ------  --------   --------
BALANCES AT DECEMBER 31, 1997............  579.54   $1,159  $ (7,036)  $ (5,877)
                                           ======   ======  ========   ========


                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                     FIVE MONTH
                                         YEARS ENDED JULY 31,       PERIOD ENDED
                                      ----------------------------  DECEMBER 31,
                                        1995      1996      1997        1997
                                      --------  --------  --------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)..................  $  7,661  $  6,087  $  5,650    $ (1,316)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation and amortization.....     4,026     5,107     7,401       3,425
  Depletion.........................     1,200     1,915     1,359       1,054
  Deferred income taxes.............        72     2,275     2,589      (2,166)
  Minority interest in earnings of
   consolidated limited partnership.                         1,820       1,380
  (Gain) loss on sale of assets.....       335      (353)   (2,419)      5,216
 Changes in assets and liabilities:
  Accounts receivable...............      (747)    1,980    (2,900)     (1,365)
  Inventories.......................    (2,639)      669     1,559        (624)
  Other assets......................      (561)     (926)     (284)       (680)
  Accounts payable and accrued
   expenses.........................       991      (211)    1,365       2,693
  Accrued and refundable income
   taxes............................     1,119    (1,427)    2,272         366
  Deferred revenues.................      (998)     (792)                  917
  Long-term liabilities.............      (697)     (149)       (6)        336
                                      --------  --------  --------    --------
    Net cash provided by operating
     activities.....................     9,762    14,175    18,406       9,236
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from sales of plant
  property..........................     2,256     1,086     1,130         250
 Purchases of plant property........   (17,538)  (28,339)  (14,148)     (2,366)
 Proceeds from sales of timber and
  timberland........................                         1,077
 Purchases of timber and timberland.    (2,239)   (1,307)      (10)       (368)
 Proceeds from sales of commercial
  real estate.......................                         9,604
 Purchases of commercial real
  estate............................       (28)     (197)  (16,940)
 Collections of notes receivable....               1,750
 Proceeds from maturities of short-
  term investments..................       200       200       200         100
 Purchases of short-term
  investments.......................      (200)     (200)     (200)       (117)
                                      --------  --------  --------    --------
   Net cash used in investing
    activities......................   (17,549)  (27,007)  (19,287)     (2,501)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Dividends paid.....................    (3,282)   (3,504)   (3,594)    (59,368)
 Distributions to limited partners..                          (524)       (379)
 Purchases of treasury stock........                (150)
 Net proceeds from (principal
  payments on) lines of credit......     2,629     2,996    (3,750)      4,222
 Proceeds from issuance of long-term
  debt..............................     9,820    14,467    13,636      96,500
 Principal payments of long-term
  debt..............................    (2,169)   (1,154)   (3,326)    (47,748)
                                      --------  --------  --------    --------
   Net cash provided by (used in)
    financing activities............     6,998    12,655     2,442      (6,773)
                                      --------  --------  --------    --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS...................      (789)     (177)    1,561         (38)
CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD..........................     1,154       365       188       1,749
                                      --------  --------  --------    --------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD.............................  $    365  $    188  $  1,749    $  1,711
                                      ========  ========  ========    ========
SUPPLEMENTAL INFORMATION:
 Income taxes paid during the
  period............................  $  2,734  $  2,173  $    108    $  1,174
 Interest paid during the period....     1,379     2,978     3,517       1,713

NON-CASH INVESTING AND FINANCING ACTIVITIES:
 The Company acquired plant property with a total cost of $3,271 in 1995 and $444 in 1996 by incurring capitalized lease obligations of $1,320 and $444, respectively, and a note payable of $1,951 in 1995.
 During the five-month period ended December 31, 1997, the Company allowed the payor on its note receivable with a principal balance totalling $7,218 plus interest to satisfy its obligation by rolling the balance over to a new note with a principal balance of $7,225.
 As of December 31, 1997, the Company sold its inventories and plant property associated with its Memphis, Tennessee laminated flooring plant for consideration consisting of $100 cash and notes receivable totalling $4,900.

                See notes to consolidated financial statements.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED JULY 31, 1995, 1996, AND 1997
                 AND FIVE-MONTH PERIOD ENDED DECEMBER 31 1997
                                (IN THOUSANDS)

1. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated financial statements include the accounts of Anderson-Tully Company (the "Company"), its wholly-owned subsidiaries, Patton-Tully Transportation Company, Tenarc Construction Company ("Tenarc"), Biomass Management Corporation ("Biomass"), and Brickeys Stone Company, and a limited partnership, Anderson-Tully Veneers, L.P. ("AT Veneers" or the "Partnership") (collectively, the "Companies"). All material intercompany transactions have been eliminated. (Also see Note 12.)

  The Company serves as managing general partner of the Partnership, holding an approximate one percent interest in such. Remaining partnership capital is held in the form of limited partnership interests. The Company, as managing general partner, controls the operations of the Partnership and guarantees the Partnership's debt; accordingly, the financial statements of the Partnership are included in the Company's accompanying consolidated financial statements. Minority interest is recognized for the limited partners' interest in the financial position and operations of the Partnership.

  Cash and Cash Equivalents--Highly liquid debt instruments purchased with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

  Inventories--Wood products and supplies inventories are stated primarily at cost (first-in, first-out method). Costs applicable to growing crops are capitalized. Lumber and log inventories are stated at cost (last-in, first-out cost method).

  Timber and Timberland--Timber and timberland are recorded at cost. The Company does not capitalize timber carrying costs. Depletion of timber costs is provided on footages cut at rates based on estimated recoverable timber in each tract (cost depletion).

  Plant Property--Plant property is stated at cost. Depreciation is provided over estimated useful lives using the straight-line method.

  Commercial Real Estate--The Company accounts for its undivided interests in commercial real estate using the prorata consolidation method. Depreciation of buildings is provided over their estimated useful lives, generally forty years. The partnership interest is carried on the equity method.

  Income Taxes--Current income taxes reflect taxes provided for and payable on the earnings of the Company and its subsidiaries. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes of the Company and its subsidiaries. Federal income taxes are not payable by, or provided for, the Partnership; partners are taxed individually on their share of partnership earnings.

  Change of Year-End--In 1997 the Board of Directors approved a change in the Company's fiscal year-end from July 31 to December 31. Fiscal years presented and referred to in these financial statements are on a July 31 fiscal year basis unless otherwise indicated.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  Revenue Recognition--Revenues from product sales (timber and wood products operations) are recognized upon shipment of product; provision for estimated sales returns is not deemed necessary based on historical returns rates and current business conditions.

  Revenues from river construction contracts are recognized using the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  Regarding commercial real estate, shopping center space is generally leased to retail tenants under short- and intermediate-term leases which are accounted for as operating leases. The warehouse leases are similar in nature, except that the tenants are generally manufacturers and/or distributors of products. Minimum rents are recognized on an accrual basis as earned, the result of which do not differ materially from the straight-line method. Percentage rents, common area maintenance ("CAM"), and other recoveries are recognized on an accrual basis as earned.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments--In accordance with the requirements of FASB No. 107, "Disclosures About Fair Value of Financial Instruments," the estimated fair value of the Companies' financial instruments has been determined by the Company using available market information. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the fair values are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions may have a material effect on the estimated fair value amounts. The carrying amounts of cash, certificates of deposit, accounts receivable, accounts payable, and long-term debt are considered to be a reasonable estimate of their fair value.

  Concentration of Credit Risk--Financial instruments which potentially subject the Companies to a concentration of credit risk principally consist of cash, certificates of deposit, trade accounts receivable, and notes receivable. The Companies maintain their cash balances and certificates of deposit with large regional or national financial institutions and have not experienced losses related to these items. The Companies' sales are principally to U.S. governmental entities (as to river construction) and to customers in the furniture manufacturing, distribution, and residential flooring industries in the United States and overseas. No additional credit risk beyond amounts provided for collection losses is believed inherent in the Companies' trade accounts receivable balances.

  Effect of Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is required to be adopted during the Company's first fiscal year beginning after December 15, 1997. At that time, the Company will be required to conform its method of reporting

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)

industry segment data to new standards and, if necessary, to restate all prior periods. Under the new requirements, industry segment data will be reported according to internal reporting segments utilized by management in running the Company's operations. Statement No. 131 is expected to result in the reporting of additional segregation of data for the Company's timber and wood products operations than are currently presented in Note 10.

2. INVENTORIES

  Inventories consist of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                        JULY 31,
                                                      ------------- DECEMBER 31,
                                                       1996   1997      1997
                                                      ------ ------ ------------
   Lumber............................................ $3,869 $2,040    $1,663
   Wood products.....................................    209    947       774
   Logs..............................................  1,099    606     1,883
   Supplies..........................................    930    857       778
   Growing crops.....................................    234    333       310
                                                      ------ ------    ------
     Total........................................... $6,341 $4,783    $5,408
                                                      ====== ======    ======

 The LIFO reserve related to the lumber and log inventories totalled $5,159, $4,692, and $3,825 at July 31, 1996 and 1997 and December 31, 1997,
respectively. In the five months ended December 31, 1997, the liquidation of LIFO inventories decreased cost of sales and, therefore, increased income before taxes by $377.

3. PLANT PROPERTY

  Plant property consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                     JULY 31,
                                                  ----------------  DECEMBER 31,
                                                   1996     1997        1997
                                                  -------  -------  ------------
   Land.......................................... $ 1,203  $ 1,439    $ 1,155
   Buildings.....................................  10,441   11,854     10,495
   Machinery and equipment.......................  84,766  105,207     85,495
   Computer equipment under capital leases.......   1,764    1,764      1,764
   Construction in progress......................  10,395      885      1,784
                                                  -------  -------    -------
     Total....................................... 108,569  121,149    100,693
   Less accumulated depreciation................. (39,876) (45,675)   (36,393)
                                                  -------  -------    -------
   Plant property--net........................... $68,693  $75,474    $64,300
                                                  =======  =======    =======

  On December 31, 1997 the Company sold the assets related to its laminated truck flooring plant for cash of $100 and notes receivable of $4,900. The notes receivable bear interest at the prime rate and mature June 30, 1998. The sale resulted in a loss of approximately $5,100.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


4.EMPLOYEE BENEFIT PLANS

  The Companies have two defined benefit pension plans covering substantially all hourly and salaried employees. The benefits under the hourly plan are based on fixed benefit rates and years of service. The benefits under the salary plan are based on years of service and the employee's highest average compensation for any five years of service. The Company's funding policy for each plan is to make at least the minimum contribution required by the Employee Retirement Income and Security Act of 1974. Contributions provide for current benefits as well as expected future benefits. The investments of the plans consist principally of general investment accumulated funds administered by the trustees.

  Net expense for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997 included the following:

                                                    JULY 31,
                                                ------------------  DECEMBER 31,
                                                1995   1996   1997      1997
                                                ----  ------  ----  ------------
   Service cost................................ $318  $  330  $336      $139
   Interest cost...............................  814     786   796       330
   Actual return on plan assets................ (279) (1,637) (900)     (125)
   Net amortization and deferral............... (322)  1,061   204        63
                                                ----  ------  ----      ----
     Net periodic pension cost................. $531  $  540  $436      $407
                                                ====  ======  ====      ====

  Assumptions used in the computations are as follows:

                                                                 JANUARY 1,
                                                             ---------------------
                                                             1995  1996    1997
                                                             ----  ----  ---------
   Assumed discount rate.................................... 7.0%  6.5%  6.5%-7.5%
   Rates of increase in compensation levels for salaried
    employees............................................... 5.0%  5.0%    5.0%
   Expected long-term rate of return on assets.............. 7.0%  6.5%    6.5%

  The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of July 31, 1996 and 1997. A separate actuarial valuation was not prepared for the December 31, 1997 transition period; however, amounts are not expected to differ significantly from those shown below.

                                                                1996     1997
                                                               -------  -------
   Actuarial present value of accumulated plan benefits:
     Vested benefits.........................................  $10,100  $10,354
     Nonvested benefits......................................      129      114
                                                               -------  -------
       Accumulated benefit obligation........................  $10,229  $10,468
                                                               =======  =======
   Projected benefit obligation..............................  $11,357  $11,755
   Plan assets at fair value.................................   10,896   11,214
                                                               -------  -------
       Excess of projected benefit obligation over fair value
        of plan assets.......................................     (461)    (541)
   Unrecognized net gain.....................................     (579)    (365)
   Unrecognized prior service cost...........................       59       55
                                                               -------  -------
       Accrued pension cost..................................  $  (981) $  (851)
                                                               =======  =======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


5. COMMERCIAL REAL ESTATE

  Commercial real estate consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                       JULY 31,
                                                    --------------- DECEMBER 31,
                                                     1996    1997       1997
                                                    ------- ------- ------------
   Undeveloped commercial land....................  $   536
   Partnership interest of 24% in a shopping cen-
    ter complex...................................    1,837 $ 1,786   $ 1,773
   Undivided interests of 25% in two shopping cen-
    ters..........................................    4,986   4,883     4,839
   Undivided interests of 100% in shopping cen-
    ters..........................................   13,940   5,484     5,433
   Undivided interest of 50% in one warehouse.....    1,086   1,055     1,042
   Undivided interest of 100% in one warehouse....            9,581     9,489
   Note receivable, secured by a deed of trust on
    a warehouse, interest at prime, maturing
    December 31, 1998.............................            7,218     7,225
                                                    ------- -------   -------
     Commercial real estate.......................  $22,385 $30,007   $29,801
                                                    ======= =======   =======

6. LINE OF CREDIT ARRANGEMENTS

  At December 31, 1997, the Companies had two unsecured lines of credit totalling $16,500 under which borrowings of $9,119 were outstanding, leaving $7,381 available for unrestricted usage. Each of the lines is a direct obligation of or unconditionally guaranteed by the Company. Borrowings are at floating rates of 30- to 90-day LIBOR plus 1.2%--1.5%, totalling 7.17%--7.48% at December 31, 1997. One of the lines of credit, totalling $7,500, expires November 30, 1998; the other, totalling $9,000, expires January 1, 1999.

7. LONG-TERM DEBT AND CAPITALIZED LEASES

  Long-term debt, all of which is a direct obligation of or unconditionally guaranteed by the Company, consists of the following at July 31, 1996 and 1997 and December 31, 1997:

                                                      JULY 31,
                                                    ------------- DECEMBER 31,
                                                     1996   1997      1997
                                                    ------ ------ ------------
   Note payable to corporation, 6%, due on demand
    beginning June 1, 1999 or, if not demanded
    previously, due October 1, 2002, unsecured....                  $50,000
   Notes payable bank line of credit, due November
    30, 1998, with variable interest rates (7.48%
    at December 31, 1997). The notes are
    unsecured.....................................  $1,000 $4,000     2,000
   Notes payable bank line of credit, due January
    1, 1999, with variable interest rates (7.17%
    at December 31, 1997). The notes are
    unsecured.....................................   7,646    897     7,119

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                    JULY 31,
                                                 ----------------  DECEMBER 31,
                                                  1996     1997        1997
                                                 -------  -------  ------------
   Notes payable finance institutions, due in
    varying amounts to September 2009, with in-
    terest ranging from 7.56% to 9.875%. The
    notes are collateralized by a 25% interest
    in two shopping centers and a 100% interest
    in one shopping center.....................  $ 8,713  $ 8,465    $ 8,378
   Notes payable bank, due in monthly
    installmentsof $86 through June 2002, with
    the remaining balance due July 2002, at
    floating rates (6.92% at December 31,
    1997). The note is collateralized by a 100%
    interest in an industrial warehouse........             9,514      9,387
   Note payable finance institution, due in
    monthly installments of $22 through Septem-
    ber 2000, and the remaining unpaid balance
    due October 2000, with an interest rate of
    10%. The note is collateralized by a 50%
    interest in an industrial warehouse........    1,198    1,185      1,180
   Note payable finance institution, due in
    monthly installments of $5 through February
    2000, with an interest rate of 7.50%. The
    note is collateralized by machinery........               140        119
   Notes payable individuals, due in annual in-
    stallments of $316 principal and interest
    through September 2004, with an interest
    rate of 7.25%..............................    2,126    1,941      1,745
   Notes payable finance institution, due in
    varying monthly installments through March
    2005 at floating rates (7.17% at December
    31, 1997). The notes are collateralized by
    machinery and equipment....................   11,000   10,953     10,934
   Notes payable finance institution, due in
    monthly installments of $29 through Septem-
    ber 2002, with an interest rate of 7.3%.
    The note is collataralized by a motor ves-
    sel........................................    1,706    1,423      1,362
   Notes payable finance institution, due in
    total on September 22, 1997, prime rate,
    collateralized by a shopping center........    1,000
   Loan payable, city, due in annual install-
    ments of $100 principal plus interest
    through December 2010, with interest at
    2.00%. The loan is secured by an irrevoca-
    ble standby letter of credit issued by a
    bank (see Note 11).........................    1,500    1,400      1,300
   Loan payable, state agency, due in
    monthlyinstallments of principal and inter-
    est approximating $153 through June 2006,
    with variable interest rates (7.17% at De-
    cember 31, 1997). The loan is unsecured....    7,359   10,256      9,744
   Capitalized lease obligations due in varying
    monthly installments through February 2000,
    with interest rates of 7.78% to 9.47%......    1,361      996        875
                                                 -------  -------    -------
   Total.......................................   44,609   51,170    104,143
   Less current portion........................   (1,805)  (4,826)    (7,356)
                                                 -------  -------    -------
   Long-term debt..............................  $42,804  $46,344    $96,787
                                                 =======  =======    =======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  Principal payments due in each of the next five years ended December 31 and thereafter are as follows:

                                     CAPITALIZED      NOTES AND       TOTAL
                                  LEASE OBLIGATIONS LOANS PAYABLE LONG-TERM DEBT
                                  ----------------- ------------- --------------
   1998..........................       $387          $  6,969       $  7,356
   1999..........................        417            62,092         62,509
   2000..........................         71             5,149          5,220
   2001..........................                        5,816          5,816
   2002..........................                       11,639         11,639
   Thereafter....................                       11,603         11,603
                                        ----          --------       --------
     Total.......................       $875          $103,268       $104,143
                                        ====          ========       ========

  For certain of its debt obligations, the Company is subject to covenants obligating it to maintain specified ratios of cash flows to interest expense and of total liabilities to adjusted timber value, all terms as defined in the relevant agreements. The Company was in compliance with these ratios at December 31, 1997. In addition, during 1998 the Company will become subject to a fixed charge coverage ratio covenant for its operations from January 1, 1998 forward.

  Interest expense related to the notes collateralized by real estate totalled $854, $873, $970, and $682 for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997, respectively. Interest costs totalling $301 and $211 for the years ended July 31, 1996 and 1997, respectively, were incurred in conjunction with the Partnership's construction of its plant property and have been capitalized as a part of its cost.

  The Company is lessee of certain computer equipment under capital leases expiring February 20, 2000. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments, which approximates fair value of the assets. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense in the accompanying financial statements.

8. INCOME TAXES

  The components of income tax expense (benefit), attributable to the Company and its wholly-owned subsidiaries, consisted of the following for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997:

                                                     JULY 31,
                                               -------------------- DECEMBER 31,
                                                1995   1996   1997      1997
                                               ------ ------ ------ ------------
   Current.................................... $3,970 $  748 $1,302    $1,537
   Deferred...................................     72  2,275  2,589    (2,166)
                                               ------ ------ ------    ------
     Total income tax expense (benefit)....... $4,042 $3,023 $3,891    $ (629)
                                               ====== ====== ======    ======

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


  A reconciliation of the Company's actual income taxes for the years ended July 31, 1995, 1996, and 1997 and the five-month period ended December 31, 1997 to that obtained by applying the U.S. federal statutory income tax rate against income before income taxes and minority interest is as follows:

                                                 JULY 31,
                                           ----------------------  DECEMBER 31,
                                            1995    1996    1997       1997
                                           ------  ------  ------  ------------
   Federal income tax expense (benefit),
    at U.S. federal statutory rate........ $4,096  $3,189  $3,976     $(198)
   Effect of state income taxes, net of
    federal benefit.......................    361     213     372       (76)
   Effect of usage of alternative energy
    source credits........................   (384)   (450)
   Effect of consolidated minority inter-
    est not subject to federal income tax
    (related to the Partnership's income).                   (627)     (485)
   Other differences......................    (31)     71     170       130
                                           ------  ------  ------     -----
     Income tax expense (benefit)......... $4,042  $3,023  $3,891     $(629)
                                           ======  ======  ======     =====

  Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for income tax and financial reporting purposes for the Company and its wholly-owned subsidiaries. The tax effects of significant items comprising the Company's deferred taxes as of July 31, 1996 and 1997 and December 31, 1997 are as follows:

                                                    JULY 31,
                                                ------------------  DECEMBER 31,
                                                  1996      1997        1997
                                                --------  --------  ------------
   Deferred tax assets:
     Uniform capitalization of inventory......  $    424  $    331    $    291
     Pension plans and deferred compensation..       685       569         341
     Vacation pay.............................       119       128          17
     Workers' compensation and hospitalization
      insurance reserves......................       479       524         731
     Alternative minimum tax credit and other
      carryforwards...........................                 343         469
     All other................................       292       138          73
                                                --------  --------    --------
       Total deferred tax assets..............     1,999     2,033       1,922
   Deferred tax liabilities--differences
    between financial reporting and income
    tax bases of:
     Plant property...........................    (6,851)   (8,982)     (6,773)
     Commercial real estate...................    (7,438)   (7,930)     (7,862)
                                                --------  --------    --------
       Total deferred tax liabilities.........   (14,289)  (16,912)    (14,635)
                                                --------  --------    --------
       Net deferred tax liability.............  $(12,290) $(14,879)   $(12,713)
                                                ========  ========    ========

  Federal income taxes are not payable by, or provided for, the Partnership.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


9. CONTRACTS IN PROGRESS

  Amounts with respect to river construction contracts in progress as of July 31, 1996 and 1997 and December 31, 1997, which are included in accounts receivable in the accompanying financial statements, are as follows:

                                                      JULY 31,
                                                    -------------  DECEMBER 31,
                                                     1996   1997       1997
                                                    ------ ------  ------------
   Costs incurred on contracts in progress and es-
    timated earnings on contracts in progress.....  $5,919 $4,816     $6,954
   Less billings to date on contracts in progress.   5,903  4,905      6,766
                                                    ------ ------     ------
     Net..........................................  $   16 $  (89)    $  188
                                                    ====== ======     ======
   Costs and estimated earnings in excess of bill-
    ings on uncompleted contracts.................  $   35 $   90     $  188
   Billings in excess of costs and estimated earn-
    ings on uncompleted contracts.................      19    179
                                                    ------ ------     ------
     Net..........................................  $   16 $  (89)    $  188
                                                    ====== ======     ======

  As of December 31, 1997, the Company had a contractual obligations backlog, consisting of revenues to be recognized on signed contracts, of approximately $2,090.

10. INDUSTRY SEGMENT DATA AND MAJOR CUSTOMERS

  The Company principally operates in three industries: timber and wood products operations, river construction contract operations, and commercial real estate operations. Timber and wood product operations consist of the management of the Company's forested lands and acquisition of logging rights to other lands, contracting for the logging thereon, and the sale and/or processing of the logs into lumber and wood products. River construction contracts are performed principally for U.S. governmental entities, with revenues from these entities totalling $16,269, $15,723, $8,017, and $8,954 for the years ended July 31, 1995, 1996, and 1997, and for the five-month period ended December 31, 1997, respectively. Commercial real estate operations consist principally of the Company's ownership of varying percentages of undivided interests in shopping centers or warehouses, or of partnerships owning these, with revenues being received from occupying tenants.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)



  Financial information, summarized by industry segment, is as follows:

                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1995       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $50,884      $22,797     $ 3,299   $2,421                $ 79,401
   Export...............      12,264                                                    12,264

 Intersegment sales.....                    1,179                        $(1,179)
                             -------      -------     -------   ------   -------      --------
  Total.................     $63,148      $23,976     $ 3,299   $2,421   $(1,179)     $ 91,665
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 7,184      $ 3,254     $ 1,345   $1,746                $ 13,529
                             -------      -------     -------   ------                --------
Identifiable assets.....     $57,566      $13,145     $22,941   $  820                $ 94,472
                             -------      -------     -------   ------
Corporate assets........                                                                 7,168
                                                                                      --------
  Total assets..........                                                              $101,640
                                                                                      ========
Depreciation and
 amortization expense...     $ 2,707      $   852     $   394   $   73                $  4,026
                             -------      -------     -------   ------                --------
Capital expenditures....     $18,030      $ 1,590     $    40   $  145                $ 19,805
                             -------      -------     -------   ------                --------
                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1996       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $48,914      $23,108     $ 3,037   $2,878                $ 77,937
   Export...............      10,223                                                    10,223

 Intersegment sales.....                    1,003                        $(1,003)
                             -------      -------     -------   ------   -------      --------
  Total.................     $59,137      $24,111     $ 3,037   $2,878   $(1,003)     $ 88,160
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 5,602      $ 2,399     $ 1,056   $2,068                $ 11,125
                             -------      -------     -------   ------                --------
Identifiable assets.....     $73,765      $13,865     $22,636   $1,433                $111,699
                             -------      -------     -------   ------
Corporate assets........                                                                 9,485
                                                                                      --------
  Total assets..........                                                              $121,184
                                                                                      ========
Depreciation and
 amortization expense...     $ 3,646      $   973     $   402   $   86                $  5,107
                             -------      -------     -------   ------                --------
Capital expenditures....     $25,143      $ 3,809     $   298   $  593                $ 29,843
                             -------      -------     -------   ------                --------
                                                     COMMERCIAL
       YEAR ENDED          TIMBER AND      RIVER        REAL
      JULY 31, 1997       WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      -------------       ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic.............     $66,691      $16,688     $ 2,927   $3,031                $ 89,337
   Export...............       7,571                                                     7,571
 Intersegment sales.....                    1,028                        $(1,028)
                             -------      -------     -------   ------   -------      --------
  Total.................     $74,262      $17,716     $ 2,927   $3,031   $(1,028)     $ 96,908
                             =======      =======     =======   ======   =======      ========
Income from operations..     $ 8,250      $   426     $ 1,123   $2,054                $ 11,853
                             -------      -------     -------   ------                ========
Identifiable assets.....     $79,006      $15,636     $30,167   $1,769                $126,578
                             -------      -------     -------   ------
Corporate assets........                                                                 9,908
                                                                                      --------
  Total assets..........                                                              $136,486
                                                                                      ========
Depreciation and
 amortization expense...     $ 5,757      $ 1,111     $   432   $  101                $  7,401
                             -------      -------     -------   ------                --------
Capital expenditures....     $11,637      $ 2,168     $16,987   $  306                $ 31,098
                             -------      -------     -------   ------                --------

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)

       FIVE MONTH
      PERIOD ENDED                                   COMMERCIAL
      DECEMBER 31,         TIMBER AND      RIVER        REAL
          1997            WOOD PRODUCTS CONSTRUCTION   ESTATE   OTHER  ELIMINATIONS CONSOLIDATED
      ------------        ------------- ------------ ---------- ------ ------------ ------------
Total revenues:
 Unaffiliated customers:
   Domestic...............   $33,083      $11,691     $ 1,392   $1,692                $ 47,858
   Export.................     4,627                                                     4,627

 Intersegment sales.....                      553                         $(553)
                             -------      -------     -------   ------    -----       --------
  Total.................     $37,710      $12,244     $ 1,392   $1,692    $(553)      $ 52,485
                             =======      =======     =======   ======    =====       ========
Income from operations..     $ 6,195      $   (19)    $   645   $  169                $  6,990
                             =======      =======     =======   ======                ========
Identifiable assets.....     $76,502      $16,950     $29,801   $1,667                $124,920
                             =======      =======     =======   ======
Corporate assets........                                                                 7,179
                                                                                      --------
  Total assets..........                                                              $132,099
                                                                                      ========
Depreciation and
 amortization expense...     $ 2,668      $   532     $   200   $   25                $  3,425
                             =======      =======     =======   ======                ========
Capital expenditures....     $ 2,285      $   431     $   ---   $   18                $  2,734
                             =======      =======     =======   ======                ========

11. COMMITMENTS AND CONTINGENCIES

  Operating Leases--The Company leases certain equipment used in its operations under operating leases. Payments made under these operating leases totalled $37, $382, $630, and $225 for the years ended July 31, 1995, 1996, and 1997 and for the five-month period ended December 31, 1997, respectively. Operating lease payments due in each of the years ended December 31 are as follows:

   1998.................................................................. $  796
   1999..................................................................    608
   2000..................................................................    368
   2001..................................................................    123
                                                                          ------
     Total............................................................... $1,895
                                                                          ======

  Guarantee--The Company owns a 24% undivided interest in a partnership which owns a shopping center complex. The partners guaranteed the construction and permanent financing of the project. The Company's contingent liability currently approximates $2,425 and will be reduced to $480 when the operating property becomes profitable.

  Litigation, Claims, and Assessments--The Companies are subject to certain claims and litigation, including unasserted claims, in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, it is management's opinion that the ultimate outcome will not have a material adverse effect on the financial statements of the Companies.

  Irrevocable Standby Letters of Credit--As of December 31, 1997, the Companies have outstanding irrevocable standby letters of credit issued related to their loan payable, city (see Note 7), and for insurance purposes, totalling $1,894.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


12. CHANGE IN CORPORATE STRUCTURE

  As of the close of business on December 31, 1997, in order for the Company to have a corporate structure of an allowable nature to qualify as a real estate investment trust (a "REIT"), significant liquidations, transfers, and exchanges were effected. The result is that the Company retains ownership of the timberland and timber, the commercial real estate, and the farmland that it previously owned. The logging and timber conversion related assets, previously owned by the Company, are now owned by new companies, of which the Company owns 100% of their preferred stock, representing 95% of their economic value, and of which AT Veneers owns 100% of their common stock. The river construction and management services related assets, previously owned by the Company or its wholly-owned subsidiaries, are now owned by new companies which are wholly-owned by AT Veneers. The approximate 1% ownership interest in AT Veneers, previously owned by the Company, now rests with a new company which is a wholly-owned subsidiary of the Company. The accompanying December 31, 1997 balance sheet gives effect to these transactions which have occurred within the Company's consolidated group.

  The consolidated group at December 31, 1997 consists of the Company, its wholly-owned subsidiaries, Tenarc and Anderson-Tully GP Company ("AT GP") and its 100% preferred stock ownership of Anderson-Tully Timber Company ("AT Timber") and Anderson-Tully Lumber Company ("AT Lumber"). AT GP owns an approximate 1% ownership interest in AT Veneers, which in turn directly or indirectly owns 100% of the common stock of Anderson-Tully Management Services LLC, AT Timber, AT Lumber, Patton-Tully Transportation LLC, and Brickeys Stone LLC.

13. SUBSEQUENT EVENTS

  On February 9, 1998, the Board of Directors of Anderson-Tully Company voted to submit to the shareholders for their approval and adoption of a merger agreement whereby Timberland Growth Corporation would acquire all of the outstanding common stock of Anderson-Tully Company. Also on that date, the Board of Directors of AT GP Company voted to submit to the limited partners of AT Veneers for their approval and adoption of an agreement to sell to Potlatch Corporation assets relating to the veneer operations, and the Board of Managers of Anderson-Tully Management Services LLC approved an agreement to sell to Potlatch Corporation all of its assets including the common stock of AT Timber and AT Lumber. Patton-Tully Transportation LLC and Brickeys Stone LLC and certain other assets will be retained by AT Veneers. Under the terms of these agreements the shareholders and AT Veneers will receive, in the aggregate, approximately $470 million, subject to certain working capital adjustments, less outstanding debt at closing and transaction costs. Shareholder and limited partner approval is required to consummate these transactions; in addition, certain events must also occur, some of which are beyond the control of the Company, to effect these transactions. In anticipation of these transactions legal, accounting, and investment banking fees totalling $935 as of December 31, 1997 have been deferred and recorded as other assets in the accompanying financial statements.

  The Board voted to empower the officers of the Company to take the actions necessary to register its stock under Section 12(g) of the Securities Exchange Act of 1934.

                    ANDERSON-TULLY COMPANY AND SUBSIDIARIES

                 YEARS ENDED JULY 31, 1995, 1996, AND 1997 AND
                   FIVE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                (IN THOUSANDS)


14. COMPARATIVE RESULTS OF OPERATIONS FOR THE FIVE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

  The following unaudited results of operations for the five months ended December 31, 1996 are presented for comparative purposes. It is management's opinion that this information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the five months ended December 31, 1996.

   Net revenues........................................................ $35,779
   Costs and expenses..................................................  33,048
                                                                        -------
   Income from operations..............................................   2,731
   Other expense, net..................................................    (673)
                                                                        -------
   Income before income tax expense and minority interest..............   2,058
   Income tax expense..................................................    (606)
                                                                        -------
   Income before minority interest.....................................   1,452
   Minority interest in income of consolidated limited partnership.....    (490)
                                                                        -------
     Net income........................................................ $   962
                                                                        =======

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    6
Risk Factors..............................................................   17
Use of Proceeds...........................................................   29
Distribution Policy.......................................................   30
Dilution..................................................................   34
Capitalization............................................................   35
Selected Financial and Operating Information of the Potlatch Southern
 Timberlands..............................................................   36
Selected Consolidated Financial Information of ATCO.......................   38
Pro Forma Condensed Consolidated Financial Information....................   39
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of the Company................................................   46
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of ATCO.......................................................   58
Business..................................................................   63
Management................................................................   83
Certain Policies and Objectives...........................................   89
Information Regarding Potlatch............................................   92
The Formation Transactions................................................   92
Certain Relationships and Transactions....................................   94
The Partnership Agreement.................................................   95
Certain Federal Income Tax Considerations.................................   99
ERISA Considerations......................................................  118
Principal Stockholders of the Company and Partners of the Partnership.....  121
Description of Capital Stock..............................................  123
Certain Provisions of Delaware Law and the Company's Charter and Bylaws...  127
Shares Eligible for Future Sale...........................................  129
Underwriting..............................................................  131
Legal Matters.............................................................  132
Experts...................................................................  132
Additional Information....................................................  133
Glossary..................................................................  134
Index to Financial Statements.............................................  F-1

 THROUGH AND INCLUDING       , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                         TIMBERLAND GROWTH CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)


                                  -----------

                                  PROSPECTUS

                                  -----------


                             GOLDMAN, SACHS & CO.
                           A.G. EDWARDS & SONS, INC.
                            LEGG MASON WOOD WALKER
                                 INCORPORATED
                        BANCAMERICA ROBERTSON STEPHENS
                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 30. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Not applicable.

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                     PAYABLE BY
                                                                     REGISTRANT
                                                                     ----------
   SEC registration fee............................................. $  101,775
   National Association of Securities Dealers, Inc. filing fee......     30,500
   New York Stock Exchange listing fee..............................    147,600
   Blue Sky fees and expenses.......................................      2,000
   Accounting fees and expenses.....................................    500,000
   Legal fees and expenses..........................................  1,300,000
   Printing and engraving expenses..................................    250,000
   Registrar and Transfer Agent's fees..............................     15,000
   Miscellaneous fees and expenses..................................    653,125
                                                                     ----------
     Total.......................................................... $3,000,000
                                                                     ==========

ITEM 32. SALES TO SPECIAL PARTIES

  In connection with the formation of the Registrant, in February 1998, the Registrant issued 100 shares of Common Stock to Potlatch in return for $1,500 in cash.

  In connection with the Formation Transactions (as defined in the Prospectus contained herein), the Registrant issued one share of Special Voting Stock to Potlatch in exchange for the shares of Common Stock previously issued to Potlatch as described above.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES

  With respect to the issuances of Common Stock and Special Voting Stock described in Item 32 above, the Registrant relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

  The recipient of the above-described securities represented its intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. The recipient had adequate access to information about the Registrant.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the

Securities Act of 1933, as amended (the "Act"). Article VIII of the Registrant's Restated Certificate of Incorporation (Exhibit 3.2 hereto) and
Article VIII of the Registrant's Bylaws (Exhibit 3.3 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant will also enter into agreements with its directors and certain of its officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and its officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

  Not applicable.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

  See Index to Financial Statements.

  (b) Exhibits

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
  1.1*   Form of Underwriting Agreement.
  2.1    Agreement and Plan of Merger dated as of February 9, 1998 among the
         Registrant, Potlatch Corporation, Anderson-Tully Company and Beaver
         Acquisition Corporation. Pursuant to Item 601(b)(2) of Regulation S-K,
         certain schedules have been omitted but will be furnished
         supplementally to the Commission on request.
  2.2*   Contribution Agreement between Potlatch Corporation and Timberland
         Growth Limited Partnership. Pursuant to Item 601(b)(2) of Regulation
         S-K, certain schedules have been omitted but will be furnished supplementally to the Commission on request.
  3.1    Certificate of Incorporation of the Registrant.
  3.2*   Form of Restated Certificate of Incorporation of the Registrant to be
         effective on or prior to the Consummation of the offering made hereby.
  3.3*   Bylaws of the Registrant.
  4.1*   Form of Common Stock Certificate.
  4.2*   Form of Special Voting Stock Certificate.
  4.3*   Form of Registration Rights Agreement between the Registrant and
         Potlatch Corporation to be executed prior to the effective date of this Registration Statement.
  4.4*   Form of Revolving Credit Agreement between the Registrant and [bank].
  5.1*   Opinion of Pillsbury Madison & Sutro LLP as to certain matters regarding of the shares of Common Stock offered hereby.
  8.1*   Opinion of Pillsbury Madison & Sutro LLP as to tax matters.
 10.1*   Amended and Restated Agreement of Limited Partnership of Timberland
         Growth Limited Partnership.
 10.2*   Timberland Management and Timber Purchase Agreement dated as of
               , 1998 between Potlatch Corporation and Timberland Growth
         Limited Partnership.
 10.3*   Administrative Services Agreement dated as of      , 1998 between
         Potlatch Corporation and the Registrant.
 10.4*   Opportunities Agreement dated as of       , 1998 among Potlatch
         Corporation, the Registrant and Timberland Growth Limited Partnership.

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
 10.5*   Form of 1998 Stock Incentive Plan of the Registrant.
 10.6*   Form of Stock Option Agreement.
 10.7*   Form of Stock Option Agreement for Outside Directors.
 10.8*   Form of Deferred Compensation Plan for Directors.
 10.9*   Form of indemnification agreement to be executed between Registrant and certain of its officers and directors.
 10.10*  Employment agreement between the Registrant and Scott R. Jones.
 10.11*  Employment agreement between the Registrant and Allan F. Trinkwald.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Deloitte & Touche LLP.
 23.3*   Consent of Skadden, Arps, Slate, Meagher & Flom LLP.
 23.4*   Consent of Pillsbury Madison & Sutro LLP (included in Exhibits 5.1 and
         8.1)
 24.1    Power of Attorney (see Page II-4).
 27.1    Financial Data Schedule.
 99.1    Consent of prospective director Christine Garvey.
 99.2    Consent of prospective director Parnell S. Lewis, Jr.
 99.3    Consent of prospective director James F. Rippey.
 99.4    Consent of prospective director Will M. Storey.
 99.5    Consent of prospective director Frederick T. Weyerhaeuser.
 99.6    Consent of prospective director and officer Scott R. Jones.

--------
* To be filed by amendment.

ITEM 37. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-11 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SPOKANE, STATE OF WASHINGTON, ON THE 16TH DAY OF MARCH, 1998.

                                          Timberland Growth Corporation

                                                   /s/ John M. Richards
                                          By: _________________________________
                                                JOHN M. RICHARDS PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John M. Richards, Ralph M. Davisson and Betty
R. Fleshman, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

        /s/ John M. Richards           President and Chief      March 16, 1998
-------------------------------------   Financial Officer
          JOHN M. RICHARDS              (Principal
                                        Executive,
                                        Financial and
                                        Accounting Officer)
                                        and Director